UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 23, 2009

Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: March 23, 2009

CLGLLIHIR GOLD LIMITEDAnnual Report 2008

COMPANY PROFILE



Lihir Gold Limited (LGL) is a major global gold producer with operations in Papua New Guinea (PNG), West Africa and Australia. The company's head office is located in Port Moresby, PNG, and in 2005 LGL established its global corporate base in Brisbane, Australia.

The company is incorporated in PNG, where it operates one of the world's largest gold mines and processing facilities on Lihir Island in New Ireland province. LGL is also developing an underground mine and process plant at the historic gold mining centre of Ballarat, north-west of Melbourne in Victoria.

In June 2008, LGL finalised a merger with Perth-based gold producer Equigold NL. Through the merger, LGL now has operations at Mount Rawdon in Queensland and in Côte d'Ivoire in West Africa.

In 2008 LGL produced 882,000 ounces of gold, with production in 2009 forecast to exceed one million ounces, including 770,000 – 840,000 ounces from Lihir Island, 130,000 – 160,000 ounces from Bonikro, 90,000 – 100,000 ounces from Mount Rawdon, and 50,000 – 100,000 ounces from Ballarat.

LGL is publicly listed, with its shares traded on the Australian, Toronto, Port Moresby and NASDAQ stock exchanges. The company presently has 2.2 billion shares on issue and a market capitalisation of approximately A$7.5 billion.


LIHIR ISLAND
PAPUA NEW GUINEA
PORT MORESBY
PAPUA NEW GUINEA
MOUNT RAWDON
QUEENSLAND
BONIKRO
CÔTE D'IVOIRE
BALLARAT
VICTORIA

Above: Peter MikMik, Supervisor - Mine OHS, Lihir Island.

In 2008 LGL produced 882,000 ounces of gold, with production in 2009 forecast to exceed one million ounces

Clockwise from top: Mount Rawdon, Queensland; Ballarat, Victoria; Bonikro, Côte d'Ivoire.

CONTENTS

Performance Summary	2
Chairman's Review	4
Managing Director's Review	8
Operational Review	
Lihir Island	12
Côte d'Ivoire	16
Mount Rawdon	20
Ballarat	22
Board of Directors	24
Corporate Governance Statement	27
Financial Statements	37
Corporate Directory	120

PROPOSED REPORTING AND MEETING TIMETABLE FOR THE REMAINDER OF 2009

30 April	First quarter production report
6 May	Annual General Meeting (Port Moresby, Papua New Guinea)
30 July	Second quarter production report
27 August	Half-year financial results
29 October	Third quarter production report

Note: All currency references in this Annual Report are in US dollars unless otherwise specified.

2008PerformanCesummaryUnderlying Profit(US$ Millions, net profit after tax, before non-cash hedging losses, loss on repayment of gold loan, and non-recurring items)Net Profit(US$ Millions, before adjustments)Mine activities at LGL Mount Rawdon, Queensland, Australia.2 LIHIR GOLD LIMITED Annual Report 2008

Value through growth and diversification 3

CHAIRMAN'S REVIEW

Dear Shareholder

2008 was an awful year for financial markets and the global economy. However, it was a good year for gold, which is widely recognised as providing a hedge against financial instability. These conditions, positive for gold and negative for global financial and economic conditions, continued and intensified in early 2009.

Lihir Gold Limited (LGL) was well placed to make the most of this opportunity, with full exposure to rising gold prices after buying back the company's gold hedges in 2007 and with no debt, strongly rising production at low costs and an expected continuation of these favourable trends. The Board and senior management team led by CEO Arthur Hood focused on fully leveraging these opportunities by strengthening corporate governance and management capacity for an expanding organisation.

Gold production at the Lihir Island mine reached record levels for the third successive year. Unit costs were in the lowest tercile of global gold producers. Cumulatively over the past four years LGL's total shareholder returns have been in the top quartile of the ASX's largest 100 companies by market capitalisation. LGL's ranking in market capitalisation in the ASX 100 rose from 41st at the end of 2007 to 25th at the end of 2008, and to 19th in late February 2009.



The company implemented a transformational change with the acquisition of Equigold NL, which gave it access to an exceptionally large exploration portfolio and low-cost production opportunities in Côte d'Ivoire, West Africa. Progress continued smoothly on the major expansion project on Lihir Island, and with challenges but undiminished prospects at Ballarat.

LGL is well placed to continue to expand profitable production in the challenging contemporary economic and financial environment.

OPERATIONAL PERFORMANCE AND FINANCIAL STRUCTURE

The strong management focus on reliability of operations that I recorded last year bore fruit in 2008. All aspects of operations at the Lihir Island mine performed well, and at higher levels than in previous years. The new Bonikro mine in West Africa was commissioned and produced positive early results as scheduled. At Ballarat, excellent results from drilling confirmed and enhanced earlier expectations of potential, but challenged the short-term production strategy. The Mount Rawdon operation in Queensland delivered a consistent result, confirming its track record of solid performance.

Record gold production, rising gold prices and falling costs enabled LGL to achieve an underlying profit of $184.9 million in 2008, up 54 percent on the previous year. Net profit after tax in the two years was affected by non-cash hedging losses mostly associated with the previous year's closure of gold hedges. Net profit after tax was $109.3 million, after a loss of $24.1 million in 2007.

The strong operational performance of LGL in 2008 confirms the value of various investments over several years at Lihir to raise production and to lower costs, of the far-reaching financial restructuring of 2007 and of the Equigold acquisition in 2008.

4 LIHIR GOLD LIMITED Annual Report 2008

In 2008 LGL implemented a transformationalchange with the acquisition of Equigold NL,which gave it access to an exceptionally largeexploration portfolio and low-cost productionopportunities in Côte d’Ivoire, West Africa.Clockwise from top: Gold produced at Mount Rawdon; Chris Hosken, Jumbo Operator, LGL Ballarat;Process plant at Bonikro; Gold pour at Lihir Island.Value through growth and diversification 5

CHAIRMAN'S REVIEW



56 Megawatt Geothermal Power Station at Lihir Island.

The company's financial position is strong. It entered 2009 with cash assets exceeding debt and healthy operating cash flows. These support investments in expansion of output and reduction of costs that are expected to be highly profitable for the company. LGL is well positioned to invest in growth opportunities without taking unacceptable risks in what is for many other companies a dangerous financial environment.

Managing Director Arthur Hood will provide additional details on operations and financial performance in his report.

On behalf of the LGL Board of Directors, I would like to extend a warm welcome to the 2,800 shareholders who joined LGL through the merger with Equigold. LGL now has 42,000 shareholders around the world. Its 2,500 employees are part of a major global gold producer, with four producing mines in three countries. The geographic diversification provides new elements of stability. The characteristics of those assets provide opportunities for profitable growth that have no equal among major gold companies. Of the two areas of gold production brought into the company through the Equigold transaction, Mount Rawdon in Queensland offers reliable production with some exploration potential. The Côte d'Ivoire assets are now producing at or above expectations with low costs, and bring with them exploration rights over large areas of highly prospective country that has been subject to little exploration.

CORPORATE GOVERNANCE

During 2008, LGL reviewed its corporate governance practices, with specific consideration being given to the Second Edition of the ASX Corporate Governance Principles and Recommendations. In consequence, the Board adopted a revised Board Charter, Code of Conduct Policy and Continuous Disclosure Policy. The Board also adopted a Risk Management Policy, which provides a new framework for assessing and managing material business risks. The company's corporate governance practices, which are discussed in greater detail on pages 27-35 of this Annual Report, are strongly aligned with ASX principles.

GOVERNMENT, SAFETY, COMMUNITY AND ENVIRONMENT

The company recognises that it operates in several different countries and in many different environments as guests of the people in the regions of the mines, and of their Governments. I have previously reported our appreciation of good working relationships with our hosts in Lihir Island, New Ireland and Papua New Guinea, and in Ballarat, Victoria and Australia. We are pleased that we are developing similarly productive relationships in Côte d'Ivoire and Queensland.

LGL has always maintained exceptionally high standards of safety, community relations and environmental management at Lihir Island. It recognises that considerable effort is required to establish equally high standards at the mines which have joined the group over the past two years. In 2008 a fatality occurred at Ballarat involving a contractor to LGL. The Board, management and staff were deeply saddened by this event. The company remains committed to the continual monitoring of, and improvement to, its established regulatory, safety, community and environmental frameworks. I look forward to reporting on strong progress in these areas in the future Annual Reports.

OUTLOOK

LGL is expected to deliver a fourth successive year of record gold production in 2009. Production is on track to reach new heights at Lihir, and the company looks forward to a full year's production at Bonikro and Mount Rawdon. Ballarat's production will rise strongly, although not yet to levels the company judges to be satisfactory. Stronger performance is expected in future at Ballarat, as knowledge from early underground operations is applied to improvements in mine design.

The financial position of the company, its exclusive focus on gold, the opportunities for low-cost expansion and the strength of the management team place LGL in a strong position to thrive in a difficult contemporary world.

6 LIHIR GOLD LIMITED Annual Report 2008

The company's financial position is strong. LGL entered 2009 with cash assets exceeding debt and healthy operating cash flows.

ACKNOWLEDGEMENTS

The Equigold merger brought two new mines and greatly expanded exploration activity in new and unfamiliar environments into the group. With the acquisition of Bonikro, the company now has three major development projects underway — development in West Africa, optimisation and development at Ballarat, and a large expansion at Lihir Island. The company's ability to expand its responsibilities in this way during 2008 without weakening focus on routine operating activities reflects the high quality of the management team and staff of the company.

I commend Arthur Hood and his management team, and thank all of our employees in three countries for the commitment, sustained hard work, skill and professional quality that has achieved this outcome. The Board of Directors is aware this growing company must continue to set higher and higher performance goals for itself, and is confident it is working with people who can respond to the challenge.

I thank you, the company's shareholders, for your continued confidence. I assure you that the focus on shareholder's value that has delivered the performance of recent years will continue through the period of growth that lies ahead.

ROSS GARNAUT
Chairman



LGL is expected to deliver a fourth successive year of record gold production in 2009.

Value through growth and diversification 7

MANAGING DIRECTOR'S REVIEW

The transformation of LGL, which has been under way for the past three years, made great progress in 2008. Since 2005, when independent management was introduced to LGL, our strategy has been to develop the rich Lihir Island deposit to reach its full potential, and then to use that platform to build a global gold company, with a diversified portfolio of quality assets producing growing returns for shareholders.

Pleasingly, the strategy came to fruition in 2008. Lihir Island reaped the benefits of the many improvements and strategic investments made over the past few years, delivering a third year of record production and an improving cost profile. At the same time, we achieved a major step in our diversification strategy through the merger with Equigold NL.

We now have four long-life, quality gold operations in distinct and varied international locations, as well as quality exploration acreage providing a multitude of organic growth opportunities.

Heading into 2009, the company is ideally placed, with a strong balance sheet, minimal hedging, rising cashflows and exciting growth plans and opportunities. Gold output across the LGL group is forecast to rise to more than one million ounces in the current year, which will elevate the company to an elite group in the global gold sector.



OPERATIONAL OVERVIEW

LGL now has four operating gold mines: Lihir Island in New Ireland province of Papua New Guinea, Bonikro in West Africa's Côte d'Ivoire, Mount Rawdon in Queensland and Ballarat in Victoria, both in Australia. Across the group, we produced 882,000 ounces of gold in 2008, representing our third successive year of record production. This is a 26 percent increase on the 701,000 ounces produced in 2007, and well in excess of our targeted 850,000 ounces for the year.

An outstanding performance from the Lihir Island operation was the cornerstone of LGL's 2008 result, with production for the year at that site reaching a record 771,000 ounces. The underlying operating performance of Lihir Island has improved considerably in recent years, with production in 2008 benefiting from a major expansion of the process plant which was constructed in 2007. The installation of the flotation circuit, including additional milling and oxygen capacity, has increased process plant throughput to record levels. Elevated autoclave feed grade, which benefited from the utilisation of the flotation circuit, also underpinned Lihir Island's strong processing performance.

The completion of the Equigold transaction in June was an important contributor to the record production for the year. Output from the Mount Rawdon, Bonikro and Kirkalocka mines added 100,000 ounces to annual output and materially enhanced our financial performance. An important aspect of the merger's strategic rationale was the considerable diversification benefits that could be derived in terms of LGL's operating locations and production sources. In 2008 we sourced significant production from operations in three different countries, which confirms the company's progress in diversifying revenues and reducing single mine risk, while at the same time adding substantial growth potential.

8 LIHIR GOLD LIMITED Annual Report 2008

Across the LGL group, we produced 882,000 ounces of gold in 2008, representing our third successiveyear of record production.Clockwise from top: George Johns, Process Plant Operator, LGL Ballarat; Gold bullion; Chloe Dingle, Electrician, Mount Rawdon; Lihir Island mine; N’goran N’goran Antoine, Bonikro.Value through growth and diversification 9

MANAGING DIRECTOR'S REVIEW



Ballarat processing plant.

The established Mount Rawdon operation continued its track record of solid and consistent performance, contributing 54,000 ounces to LGL's production from June to year end. Bonikro produced more than 37,000 ounces for the year, as production ramped up following the successful commissioning of the plant in October. Exploration activity in Côte d'Ivoire yielded promising results in 2008, increasing our confidence in the potential for additional operations in the region at some stage in the future. Over 9,000 ounces from the Kirkalocka operation in Western Australia was attributed to LGL before operations were wound up in August.

Development of the Ballarat underground mine continued in 2008. Progress was slower than planned, affected by challenging ground conditions and delays in construction of ventilation infrastructure. The first production stopes were mined late in the year, enabling mining methods and processing to be refined. Processing of low grade ores delivered approximately 10,000 ounces for the year, with production expected to ramp up progressively over the course of 2009 as we push development to the northern segments of the mine, which geology suggests will host more consistent higher grade mineralisation.

MILLION OUNCE PLANT UPGRADE

The extraordinary Lihir Island ore body is one of the world's largest gold deposits, with 22 million ounces in gold reserves and considerable untapped potential. Over the past three years LGL has optimised the Lihir Island operation so it is producing more gold, more profitably. In 2008, we set our sights on the next stage of production growth at Lihir, announcing the Million Ounce Plant Upgrade (MOPU).

The MOPU project involves a major expansion of the process plant at Lihir Island to lift gold production capacity to approximately one million ounces per year from 2012. The project, which will have a capital cost of approximately $700 million, is anticipated to lead to increased annual production, higher output over the life of the mine, reductions in unit costs and substantially enhanced project economics. Importantly, the expansion will not lead to any reduction in the mining period, and could extend mining through an expansion in reserves and resources.

MOPU is a momentous step forward in the history of Lihir Island and Papua New Guinea's gold sector. It will ensure the operation is a more reliable and consistent gold producer over many years to come. The upgrade will provide significant economic benefits for a broad range of LGL's stakeholders including community, Government, employees and shareholders, and maximise returns on the asset.

The project made solid progress in 2008 and remains on schedule and on budget. Long lead items have been ordered and engineering design work advanced. Construction is on track to begin in the first quarter of 2009.

10 LIHIR GOLD LIMITED Annual Report 2008

FINANCIAL OVERVIEW

Revenues

Revenue for the year increased by 52% to a record $756 million, driven by a 23% increase in gold sales volume and a 28% rise in the realised gold price. For the full year, some 868,926 ounces of gold were sold at an average cash price of $850 an ounce, up from $666 an ounce in 2007. This included 95,046 ounces from Mount Rawdon, Bonikro and Kirkalocka and 8,396 pre-production ounces from Ballarat. Carbon credits from the geothermal power plant at Lihir Island added around $4.5 million to revenue.

Costs

Operating costs for the year totalled $463 million, up from $211 million in the prior year. While higher throughput, production and sales volume at Lihir Island contributed to higher group costs, the increase was also due to the challenging cost environment facing mining companies around the world. A high oil price throughout most of the year resulted in significantly higher mining expenses and power generation costs in aggregate terms. On a unit cost basis, cost increases were less pronounced. Total cash costs for the full year totalled $400/oz, compared with $299/oz in 2007. But on a quarterly basis, costs were trending lower over the year. In the December quarter, total cash costs reduced to $353/oz, due partly to increased production at Lihir Island, and partly to the addition of low cost production at Bonikro and Mount Rawdon.

Outlook

During 2009, we will continue to build on the platform established through the operational improvements implemented at Lihir Island, and by optimising our Mount Rawdon and Côte d'Ivoire assets. Full year production is expected to increase from 882,000 ounces to more than one million ounces in 2009, increasing cash flows and reinforcing the company's financial strength.

Our operations are on track to reach important milestones in the current year. At Lihir Island, another year of record output is expected, at between 770,000 – 840,000 ounces. Progress lifting future production will continue, with MOPU to begin construction in the coming months. In Côte d'Ivoire, Bonikro will record its first full year in production, producing approximately 130,000 – 160,000 ounces, and we will accelerate our exploration program in the region. Mount Rawdon is expected to maintain its pattern of predictable and consistent production, delivering 90,000 – 100,000 ounces. Ballarat will continue to ramp up mining and production rates, with 50,000 – 100,000 ounces forecast for the year.

Unit costs are expected to fall to less than $400 per ounce for the year, assuming stable diesel prices and exchange rates, which will secure our status as a low-cost producer.

Across the LGL group, we are optimistic and excited about the company's prospects over the coming years. Thank you for your support and I look forward to reporting on our success and progress in 2009.



Arthur Hood
Managing Director and Chief Executive Officer

Value through growth and diversification **11**

OPERATIONAL REVIEW PAPUA NEW GUINEA

LIHIR ISLAND

LGL's 100% owned Lihir Island operation is one of the world's largest gold mines and processing facilities. The operation is located on the island of Lihir, 900 kilometres north-east of Port Moresby in New Ireland province of Papua New Guinea.

Discovered in 1982 by a joint venture between Kennecott Explorations and Niugini Mining, the Lihir Island deposit was the subject of extensive exploration and delineation drilling in the period leading up to the flotation of Lihir Gold Ltd in 1995.

Production commenced in May 1997, and in the 12 years since, more than seven million ounces of gold has been produced.

In 2008 alone, Lihir Island produced a record 771,000 ounces, which was a third successive annual record, and up 10 percent from the 701,000 ounces produced in 2007. The strong result was attributable to a range of improvements that have been made to the operation in recent years, enabling a more consistent supply of high grade ore from the pit and substantial increases in process plant throughput.

Mining

The Lihir Island mine consists of a single ore body with three linked open pits – Minifie, Lienetz and Kapit. The first pit to be mined was Minifie, where mining commenced in 1997 and is now largely completed. Current mining is now focused on the Lienetz pit, which is deeper than Minifie but higher in gold grade. Lienetz will be the main source of ore at Lihir Island until 2014, after which the mining focus will move to Kapit, further to the north.

The huge scale of the Lihir Island operation is demonstrated by the magnitude of material mined in the year. In 2008, material movements exceeded 50 million tonnes. This was slightly less than the prior year, but well above the historical averages for Lihir Island, demonstrating the benefits of more efficient mining operations, improved maintenance and additions to the mining fleet over recent periods. The main mining fleet consists of 36 Caterpillar 785 trucks, each with capacity of approximately 140 tonnes, and six O&K RH 200 Shovels.

While total material movements were lower than 2007, importantly, movements of ore were much higher, reflecting the development stage of the pit. A total of 14.5 million tonnes of ore was mined, up from 10.5 million tonnes in the previous year.

Processing

The ore at Lihir Island is predominantly refractory sulphide ore, which means that the gold is bound in sulphide compounds which require pressure oxidation to liberate the gold prior to extraction. Pressure oxidation involves processing the ore through autoclaves, which are large vessels which operate at temperatures of 210 degrees celsius and pressures of 2600 kilopascals. The rate of autoclave throughput and grades of material being processed are two key determining factors in the production of gold at Lihir Island.

In 2008, process plant throughput reached a record 6.15 million tonnes, an increase of 28 percent over the prior year. The significantly improved performance was due to a plant expansion undertaken in 2007, which added more milling and oxygen capacity, as well as a flotation circuit, to existing processing infrastructure.

The flotation plant enables more efficient use of the pressure oxidation circuits by producing a higher-grade concentrate to supplement direct ore feed and ensure that the autoclaves are running at optimum levels. The expansion increased LGL's production in 2008 by well in excess of 100,000 ounces and has greatly enhanced operational flexibility. Gold grade through the autoclaves rose to 5.86 grams per tonne, due to the inclusion of 730,000 tonnes of flotation concentrate at a gold grade of 11 grams per tonne. Overall autoclave throughput also increased to a record 4.8 million tonnes, as operating parameters were extended and autoclave performance was optimised.

12 LIHIR GOLD LIMITED Annual Report 2008

In 2008 alone, Lihir Island produced a record771,000 ounces, which was a third successiveannual record, and up 10 percent from the701,000 ounces produced in 2007.Clockwise from top: Flotation tanks at Lihir; Geothermal power plant; Haul truck departing the pit; Process plant at Lihir; Priscilla Tohiana, Metal Fabrication and Welding Apprentice, Lihir Island.Value through growth and diversification 13

OPERATIONAL REVIEW PAPUA NEW GUINEA



In 2008, process plant throughput reached a record 6.15 million tonnes, an increase of 28 percent over the prior year.

Million Ounce Plant Upgrade

The next stage of growth and development of the Lihir Island operation was announced in February, after the Board of Directors approved a major expansion of the process plant.

Called the Million Ounce Plant Upgrade, the expansion will involve the virtual replication of the existing process stream, including installation of an additional autoclave, along with more milling equipment, oxygen production and leaching capacity. The expansion will lift gold production by an average 240,000 ounces of gold per year, taking capacity to approximately one million ounces per year from 2012, and increasing cumulative total gold production over the life of the operation by one million ounces.

This upgrade will expand the Lihir Island process plant to the appropriate scale to extract full value from the 22 million ounce gold deposit. Already, more than one million ounces of gold are mined each year at Lihir, but the limited processing capacity has meant that production has averaged around 600,000 ounces annually, with the remainder of unprocessed ore being stockpiled. This investment in additional processing capacity will allow processing rates to be matched to mine production, reducing ore stockpiling, enhancing returns to stakeholders and enabling Lihir Island to become a more reliable and consistent producer over many more years of operation.

The expansion is forecast to cost approximately $700 million, with an additional amount to be invested in expanded power generation capacity.

2008 Progress

The project made solid progress over the course of 2008 and remains on schedule and on budget. Long lead items, including the oxygen plant, grinding mills and autoclave were ordered. Substantial progress was made in engineering design work and orders placed for electrical equipment and site buildings. Orders for some steel equipment components were rescheduled to take advantage of anticipated improvements in steel market conditions. Construction of the upgrade commenced in the first quarter of 2009.

Potential power generation facilities for the expanded plant were reviewed in 2008 following reductions in oil prices and as geothermal power generation has been constrained by steam supply. Plans are now being developed for the acquisition of barge-mounted heavy fuel oil powered generators to meet the power requirements for the expanded plant until additional geothermal steam supplies are established.

Geothermal power

Geothermal power capacity on Lihir Island is presently 56 Megawatts (MW) following the 20MW expansion in 2007. This equates to approximately 75 percent of the operation's current power needs. Inconsistent steam supply from some steam wells during the year led to an expanded drilling program to maintain flows to the geothermal power plant. An additional drill rig will be employed to enable the company to drill deeper wells as part of the exploration program to identify expanded steam field resources.

14 LIHIR GOLD LIMITED Annual Report 2008

Resource and Reserve update

As at the end of December 2008, the Reserves and Resources at Lihir Island were restated to account for depletion due to mining, and due to other changes in operating assumptions and parameters.

Total Mineral Reserves, including stockpiled ore, stood at 21.8 million ounces at 31 December, maintaining Lihir Island's ranking amongst the largest gold deposits in the world. The Reserve grade was 2.83 grams per tonne. The total Reserve was 1.1 million ounces below the prior December 2007 statement due mainly to the impact of mining activity in the intervening year. Increases in the gold price assumption to $675/oz, from $475/oz previously, led to an increase in the Reserve, however this was offset by increases in cost assumptions and adjustments to cut-off grades. Measured and Indicated Resources totalled 32.9 million ounces at an average grade of 2.67 grams per tonne.

Over the course of 2008 a drilling program was undertaken at Lihir Island targeting a previously unexplored area between the Kapit and Lienetz pits. The program identified significant mineralisation, with encouraging results continuing to support a possible extension to the resource in coming years.



A total of 14.5 million tonnes of ore was mined at Lihir Island in 2008, up from 10.5 million tonnes in 2007.

Identified Mineral Resources (as at 31 December 2008)

	TONNES (MILLIONS)	AVERAGE GRADE (AU G/T)	CONTAINED OUNCES (MOZS)
Measured	59.4	2.48	4.7
Indicated	324.7	2.71	28.2
Total M&I	**384.1**	**2.67**	**32.9**
Inferred	46.4	2.30	3.4

Ore Reserves (as at 31 December 2008)

	TONNES (MILLIONS)	AVERAGE GRADE (AU G/T)	CONTAINED OUNCES (MOZS)
Probable	180.3	2.94	17.0
Stockpiled ore (Proved)	59.4	2.48	4.7
Total reserves	**239.6**	**2.83**	**21.8**

Value through growth and diversification **15**

OPERATIONAL REVIEW CÔTE D'IVOIRE

BONIKRO

LGL's 90% owned Bonikro operation is located in the central-southern portion of the West African nation of Côte d'Ivoire, approximately 250 kilometres north-west of the commercial capital Abidjan. LGL acquired the Bonikro gold project, along with a large exploration portfolio in Côte d'Ivoire, in June 2008 through a merger with Equigold NL.

Equigold discovered gold mineralisation in Bonikro in 1996 and began constructing the mine in May 2007, after it was granted the first Mining Convention in the history of Côte d'Ivoire. Production commenced in October 2008. The operation had produced 37,000 ounces by year end, which was a strong performance for its first three months of operation. In future years, annual gold production is expected to average 120,000 ounces, with the mine life currently estimated at eight years.

Mining and processing

Bonikro employs a conventional open pit mining method comprising drill, blast, load and haul. The operation is expected to process approximately 2.8 million tonnes per annum (oxide ore) or 2.0 million tonnes per annum (fresh ore) extracted from one pit. Approximately 80 percent of the mill feed is categorised as fresh, with the bulk of the oxide ore scheduled to be mined in the early stages.

In 2008 ore production remained in the softer oxide zones close to the surface, and is scheduled to continue in oxide ore for the first half of 2009. Hard rock mining will predominate from the middle of the current year. At this early stage, mining appears to be reconciling well to the geological reserve.

The predominant method of gold recovery at Bonikro is via carbon in leach (CIL) technology, with some gold recovered via a gravity circuit. Commissioning of the processing facilities began in August 2008, with 24-hour operations commencing in mid-September. The gravity circuit was commissioned late in October. Throughput is currently made up of oxide ore, with 635,000 tonnes recorded for the year. Ore grade was above plan at 2.19 grams per tonne in 2008, with plant recovery rates in line with expectations.

CÔTE D'IVOIRE EXPLORATION

LGL's current exploration holdings in Côte d'Ivoire are located in the most prospective zones of the Birimian greenstone belt. They consist of nine granted exploration licences covering 4,800 square kilometres and a further 20 licences under application covering 14,000 square kilometres. A number of these licences under application are expected to be granted in the current year. The greenstone belts in Côte d'Ivoire are similar to, or extensions of, geology in the surrounding countries of Ghana, Mali, Burkina Faso, Niger and Guinea. This West African geological setting has yielded numerous multi-million ounce gold discoveries in recent years.

Exploration efforts in Côte d'Ivoire were upgraded in 2008 to accelerate assessments of the large exploration acreage held in the country. LGL currently has six exploration drill rigs working on various projects in the region, with additional rigs to commence in the current year. LGL will invest $28 million in Côte d'Ivoire exploration in 2009.

The tenement package presents the full range of exploration opportunities including numerous drilled geochemical soil anomalies, prospects with anomalous drill intersections requiring follow up, three projects with quoted resources and one with a mineable reserve (Bonikro).

16 LIHIR GOLD LIMITED Annual Report 2008

LGL’s current exploration holdings in Côte d’Ivoire are located in the most prospective zones of theBirimian greenstone belt.Clockwise from top: Surveying in the open pit at Bonikro; Process plant; ROM stockpile; Shovel loading a haul truck in the mine.Value through growth and diversification 17

oPeratIonaL reVIeW CÔte D’IVoIreGold resource at 31 December 2008Tonnes AverAge grAde ConTAined ounCes(kT) (Au g/T) (kozs)Akissi-soIndicated 3,245 3.37 352Inferred 512 3.06 50Assonji-soInferred 1,044 2.9 98dougbAflA eAsTInferred 2,638 1.8 150bonikroMeasured 7,039 1.8 412Indicated 11,540 1.7 635Inferred 6,000 1.6 318Gold reserves at 31 December 2008Tonnes AverAge grAde ConTAined ounCes(kT) (Au g/T) (kozs)bonikroProven 6,913 1.8 407Probable 9,047 1.8 523Total 15,960 1.8 930NB: As at 31 December 2008, LGL’s interest is 90% of Bonikro, and 98% of the other exploration assets listed.Bonikro is expected to process between 2.0 million tonnes (fresh ore) and 2.8 million tonnes per annum (oxide ore) extracted from one pit, over the life of the operation.18 LIHIR GOLD LIMITED Annual Report 2008

Following a successful exploration drilling campaign in 2008, LGL increased its Measured and Indicated Resources in Côte d'Ivoire to approximately 1.4 million ounces.

Bonikro

Strong potential exists to increase the resource base at the Bonikro deposit, especially below current pit outline, as well as along strike to the north and south. Geochemical and geophysical surveys to date, together with limited drill testing, indicate numerous prospects within 30 kilometres of Bonikro that offer strong opportunity to supplement the present mine plan.

These include the Dougbafla East Prospect, approximately 15 kilometres north of the Bonikro deposit, where an inferred resource of 150,000 ounces has been identified, and at Hiré, 12 kilometres south-east of Bonikro. Hiré includes individual prospects of Agbale, Akissi-So, Central, Chappell and Assonji-So (in order from north to south), all of which contain significant gold mineralisation.

2008 progress

Following a successful exploration drilling campaign in 2008, LGL increased its Measured and Indicated Resources in Côte d'Ivoire to approximately 1.4 million ounces.

Indicated Resource at the Akissi-So deposit, close to LGL's Bonikro mine and process plant, was lifted from 123,000 ounces of contained metal, to 352,000 ounces, and Inferred Resource increased from 8,000 ounces to 50,000 ounces. The drilling program extended the identified mineralisation at Akissi-So to an average depth of 120 metres, as well as including strike extensions to both the east and the west, taking the length of the strike to 1.1 kilometres. The ore body remains open at depth and along strike, and the average grade of the Indicated Resource is 3.37 g/t.

The expansion of the resource increases the potential for the deposit to be developed, with ore to be trucked to Bonikro for processing. This may support an expansion of the capacity of the process plant, as well as extending the life of the operation. A summary of the company's Mineral Resources in Côte d'Ivoire is set out on the opposite page.



In 2008 ore production at Bonikro remained in the softer oxide zones, close to the surface.

Value through growth and diversification 19

OPERATIONAL REVIEW AUSTRALIA

MOUNT RAWDON

LGL's 100% owned Mount Rawdon operation is an open pit gold and silver mine and process plant located in south-east Queensland, approximately 80 kilometres south-west of Bundaberg. LGL acquired the Mount Rawdon gold project in June 2008 through the merger with Equigold NL.

Equigold purchased the project in August 1998, with construction commencing in 2000 following the completion of a bankable feasibility study. The operation was commissioned in January 2001 and first gold was poured the following month. Since that time Mount Rawdon has produced over 730,000 ounces of gold and established its reputation as a consistent and reliable gold operation.

In 2008, gold production at Mount Rawdon was 102,415 ounces, of which 53,592 ounces were attributable to LGL from the 17 June acquisition date. Over the course of the year Mount Rawdon continued its track record of positive ore reconciliation, instilling confidence in its ongoing strong performance.

Mount Rawdon has an estimated mine life of around 10 years delivering approximately 100,000 ounces per annum, with the operation scheduled to continue until 2017.

Mount Rawdon gold resource (including reserves) at 30 June 2007:

RESOURCE CATEGORY	TONNES	AVERAGE GRADE (AU G/T)	CONTAINED OUNCES
Measured	2,904,000	1.0	92,200
Indicated	41,616,000	0.9	1,228,300
Inferred	7,603,000	0.8	188,500

Mount Rawdon gold reserves at 30 June 2007:

	RESOURCE CATEGORY	TONNES	AVERAGE GRADE (AU G/T)	CONTAINED OUNCES
Reserves	Proved	2,516,000	1.0	82,100
	Probable	32,943,000	0.9	1,004,100
Total reserves		**35,459,000**	**1.0**	**1,086,200**

Mount Rawdon silver resources at 30 June 2007 (including reserves):

RESOURCE CATEGORY	TONNES	AVERAGE GRADE (AU G/T)	CONTAINED OUNCES
Measured	2,904,000	2.9	272,000
Indicated	41,616,000	2.6	3,452,000
Inferred	7,603,000	2.1	513,300

Mount Rawdon silver reserves at 30 June 2007:

	RESOURCE CATEGORY	TONNES	AVERAGE GRADE (AU G/T)	CONTAINED OUNCES
Reserves	Proved	2,516,000	3.0	243,200
	Probable	32,943,000	2.7	2,835,600
Total reserves		**35,459,000**	**2.7**	**3,078,800**

20 LIHIR GOLD LIMITED Annual Report 2008

Over the course of 2008 Mount Rawdon continuedits track record of positive ore reconciliation, instillingconfidence in its ongoing strong performance.Clockwise from top: Mount Rawdon process plant; Underground mine development at Ballarat; Shannon Ainslie, Graduate Engineer, LGL Ballarat; Geologist in Mount Rawdon open pit; Mount Rawdon environmental monitoring.Value through growth and diversification 21

OPERATIONAL REVIEW AUSTRALIA



Ore production from underground stopes commenced at Ballarat in August 2008.

MOUNT RAWDON (CONTINUED)

Mining

The operation mines a single open pit employing conventional mining methods of drill, blast, load and haul, using a local mining contractor. Total annual material movements were in line with plan at 10 million tonnes in 2008. Mining activities during the year focused on expanding the floor of the pit and making progress on a major cut back to enable access to ores in future periods. Blocks mined in 2008 continued to deliver positive grade and tonnes reconciliation to reserve.

Processing

The processing plant consists of primary and secondary crushing, SAG and ball milling, followed by a conventional CIL circuit. A total of 3.5 million tonnes were milled in 2008, in line with plan. The grade of ore treated was 1.03 grams per tonne, with gold recoveries slightly higher than anticipated at 90 percent due to favourable ore characteristics and more efficient plant operations.

BALLARAT

LGL's 100% owned Ballarat operation is located in Victoria, Australia, approximately 100 kilometres north-west of Melbourne. LGL acquired the Ballarat underground project in March 2007 through a merger with Ballarat Goldfields NL.

The Ballarat region is an historic gold mining region, having produced in the vicinity of 12 million ounces of gold in the period from 1851-1917. Production ceased at that time because of labour shortages brought about by the First World War. Historically, ownership of the Ballarat fields had been distributed among a number of small operators, which led to an incomplete understanding of the field and poor management of the resource.

Ballarat Goldfields began the process of consolidating the leases in the region in 1985, and then was able to generate a comprehensive geological model of the field. This in turn enabled the development of a systematic mine plan to access the ore body beneath the old workings, which was thought to hold in excess of 4.5 million ounces of gold.

Development of the Ballarat East project recommenced in 2004 as a high grade, underground gold mine, accessed via a decline. LGL acquired the Ballarat project in 2006 when it had become apparent that the company needed additional funding to complete its underground infrastructure development, prior to commencing commercial production. In the period since then, good progress has been made in mining the main declines and installing ventilation infrastructure to provide access to the deeper, high grade zones of the ore body.

Mine development

The focus of activity at Ballarat in 2008 was on completing underground infrastructure to enable the start of ore production from multiple stopes by year end. While underground development for the year was a record 6092 metres, this was behind schedule due primarily to poor ground conditions, which slowed decline progress and ventilation construction.

The ramp-up to the start of commercial production started late in the final quarter of 2008 following mining of the first production stopes. These early stopes delivered ore grades in line with expectations, but development drives which were expected to provide significant ore proved to be inconsistent. Total gold production in 2008 was reduced to 10,366 ounces. Valuable experience has been gained in the mining of these initial stopes, enabling mining methods to be refined to allow more consistent delivery of higher grade ores to the mill.

The installation of the Golden Point ventilation shaft, to enable the development of the mine to the north, was completed just prior to year end, when it broke through into the Sulieman decline at a depth of 318 metres. A key focus in 2009, following completion of the Golden Point shaft, will be to drive access into the Northern Zone of the mine, which is expected to provide more consistent sources of high grade ore for the mill. In addition, ventilation infrastructure was installed in the southern end of the mine during 2008, to enable development of higher grade ore zones in the southern zone.

22 LIHIR GOLD LIMITED Annual Report 2008

Development of the Ballarat East project recommenced in 2004 as a high grade, underground gold mine, accessed via a decline. LGL acquired the Ballarat project in 2006 when it had become apparent that the company needed additional funding to complete its underground infrastructure development, prior to commencing commercial production. In the period since then, good progress has been made in mining the main declines and installing ventilation infrastructure to provide access to the deeper, high grade zones of the ore body.Mine developmentTe focus of activity at Ballarat in 2008 was on completing underground infrastructure to enable the start of ore production from multiple stopes by year end. While underground development for the year was a record 6092 metres, this was behind schedule due primarily to poor ground conditions, which slowed decline progress and ventilation construction.Te ramp-up to the start of commercial production started late in the fnal quarter of 2008 following mining of the frst production stopes. Tese early stopes delivered ore grades in line with expectations, but development drives which were expected to provide signifcant ore proved to be inconsistent. Total gold production in 2008 was reduced to 10,366 ounces. Valuable experience has been gained in the mining of these initial stopes, enabling mining methods to be refned to allow more consistent delivery of higher grade ores to the mill.Te installation of the Golden Point ventilation shaf, to enable the development of the mine to the north, was completed just prior to year end, when it broke through into the Sulieman decline at a depth of 318 metres. A key focus in 2009, following completion of the Golden Point shaf, will be to drive access into the Northern Zone of the mine, which is expected to provide more consistent sources of high grade ore for the mill. In addition, ventilation infrastructure was installed in the southern end of the mine during 2008, to enable development of higher grade ore zones in the southern zone.ProcessingPreliminary processing of low grade material through the process plant commenced in August. Te operation processed 87,500 tonnes in the year, with ore processed in batches to enable the process plant to be fne tuned ahead of commercial production, which commenced at the start of 2009.ManagementTransition from contractor operations to owner operator status, initially for underground ore access and stope development, was completed mid-year. Approximately 95 percent of the former contractor’s employees and most of the key supervisory and management staf joined LGL Ballarat. A new contractor was engaged in July to focus primarily on decline development.ExplorationDrilling in 2008 was predominately focused on stope delineation and resource defnition, with fve drilling rigs operating during the year. Signifcant assays received in the southern and central zones provided further confdence in the geological model.Te company also began an exploration drilling program at Ballarat West, targeting resources approximately 500 to 1,000 metres below the ground’s surface. Te Ballarat West drill rig was specifcally designed to operate in a residential environment and is fully enclosed in sea containers to minimise any noise or visual disturbance.ResourceTe following table shows the composition of Ballarat’s 1.5 million ounces of resources.Identified Mineral Resources (as at 30 October 2007)resourCe Tonnes AverAge grAde ConTAined ounCesCATegory (millions) (Au g/T) (millions)Ballarat East Indicated 0.9 10.0 0.3Inferred 3.0 12.4 1.2Total resource 3.9 11.8 1.5KirKaloCKaTe Kirkalocka project is located 70 kilometres south of the town of Mount Magnet in the Murchison region of Western Australia. At the time of LGL’s merger with Equigold in June 2008, the operation was nearing completion. Te Kirkalocka plant treated its last ore on 14 August before ceasing operations. Te plant was then placed into care and maintenance on 12 September. Gold production attributable to the LGL group in 2008 was 9,400 ounces. Following the mine’s closure, the exploration and mining tenements forming the Kirkalocka project were sold to a third party with LGL retaining an interest via a shareholding in the third party.During 2008, the focus of operations at Ballarat was on the development of underground declines and ventilation infrastructure.Value through growth and diversification 23

BOARD OF DIRECTORS

DR ROSS GARNAUT
AO, BA, PHD

Chairman, Independent Director

Chairman and member of the Board since 1995. Dr Garnaut is Chairman of PNG Sustainable Development Program Ltd, a Director of Ok Tedi Mining Ltd, Chairman of the Board of Trustees of the International Food Policy Research Institute and a Director of the Lowy Institute of International Policy. He was formerly Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 62.

Dr Garnaut is Chairman of the Board's Remuneration and Nomination Committee and a member of its Audit and Sustainable Development Committees.

MR ARTHUR HOOD
BSC (HONS), FAUSIMM, MICE, CENG

Managing Director and Chief Executive Officer

Appointed October 2005. A civil engineer with a 31 year career spanning five years in civil engineering and 26 years in mining. He previously held a number of senior roles with Placer Dome including Managing Director of Placer Dome Niugini Limited, Director of Kidston Gold Mines Limited, General Manager of Misima Mines Limited and, most recently, Managing Director of Placer Dome Tanzania Limited. Age 55.

DR PETER CASSIDY
BSC (ENG), PHD, DIC, ARSM, CENG, FAUSIMM, FIMM, FAICD

Independent Director

Appointed to the Board in January 2003. Dr Cassidy has over 36 years of experience in the mining industry in Australia, PNG, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002. Dr Cassidy is also a Non-Executive Director of Sino Gold Mining Limited and is Chairman of Energy Developments Limited. Dr Cassidy was previously a Non-Executive Director of Oz Minerals Limited, AurionGold Limited (2002-2003) and Zinifex Limited (2004-2008). Age 63.

Dr Cassidy is Chairman of the Board's Safety and Technical Committee and a member of its Remuneration and Nomination Committee.

MRS WINIFRED KAMIT
BA, LLB

Independent Director

Appointed to the Board in October 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and is a Councillor of the Institute of National Affairs. She is also a Director of New Britain Palm Oil Limited, Nautilus Minerals Niugini Limited, Steamships Trading Company Limited, South Pacific Post Limited, Post Courier Limited and Allied Press Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 56.

Mrs Kamit is Chairperson of the Board's Sustainable Development Committee and a member of its Remuneration and Nomination Committee.









24 LIHIR GOLD LIMITED Annual Report 2008

MR GEOFF LOUDON
MSC, FAUSIMM

Independent Director

Appointed a Director in 1995 with considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir Island deposit in joint venture with Kennecott Explorations Australia Limited.
He is currently Chairman of the L&M Group, L&M Petroleum Limited and Nautilus Minerals Inc, and a Director of Port Moresby City Mission Limited. Age 66.

Mr Loudon is a member of the Board's Safety and Technical and Sustainable Development Committees.

MR BRUCE BROOK
BCOM, BACC, FCA, MAICD

Independent Director

Appointed December 2005. A chartered accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Gold Fields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer.
Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a Non-Executive Director of Snowy Hydro Limited and Boart Longyear Limited.
Mr Brook is a member of the Financial Reporting Council, the Salvation Army Audit Committee and the Finance Committee of the University of Melbourne. He has previously been a Non-Executive Director of Consolidated Minerals Limited (2005 – 2008). Age 54.

Mr Brook is Chairman of the Audit Committee.

MR ALISTER MAITLAND
B COM, FAICD, FAIM, SF FIN

Independent Director

Mr Maitland has extensive experience in financial management, executive stewardship and corporate governance. He is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Previous positions with ANZ Banking Group Ltd also included Chief Economist, Managing Director of New Zealand, and Executive Director International. Mr Maitland was Adjunct Professor and Council member of Global Sustainability at RMIT.
Mr Maitland is currently Chairman of Folkestone Ltd, the Eastern Health Network and Sterling Biofuels International Ltd. He was Chairman of the Board of Directors of Ballarat Goldfields. Age 67.

Mr Maitland is a member of the Audit Committee.

DR MIKE ETHERIDGE
PHD, FTSE, FAIG, FAICD

Independent Director

Dr Etheridge is a geologist with over 30 years' experience in exploration, mining, consulting and research. He has specialised in the structural controls on the localisation of mineral deposits and has been involved with Victorian gold deposits since the mid 1970's. Until 2004, Dr Etheridge was Chairman of SRK Consulting (Australasia), having co-founded its predecessor Etheridge Henley Williams in 1990. Dr Etheridge is an Adjunct Professor at Macquarie University, where he has been leading an industry collaborative research project into improving the management of risk and value in mineral exploration. He is currently Chairman of Van Dieman Mines Plc and a Director of Consolidated Minerals Ltd. He was also a Non-Executive Director of Ballarat Goldfields. Age 62.

Dr Etheridge is a member of the Safety and Technical Committee.









Value through growth and diversification 25

LGL’s operations are on track to reach important milestones in the current year.Clockwise from top: Lihir Island process plant; Bonikro process plant;Gold produced at Lihir Island; Mount Rawdon process plant; Haul truck at Bonikro.26 LIHIR GOLD LIMITED Annual Report 2008

CORPORATE GOVERNANCE STATEMENT

This statement provides an outline of the corporate governance policies and practices of the Company and a comparison of our policies and practices with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

1. LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

The Board is accountable to shareholders for the overall performance of the Company and accordingly takes responsibility for monitoring the Company's business affairs and setting its strategic direction, establishing policies and overseeing the Company's financial position. Responsibility for the day-to-day management of the Company is delegated to the Managing Director, Chief Executive Officer (CEO) and senior management.

In 2008, the Board formally adopted a Board Charter, which clearly sets out the functions reserved to the Board, the responsibilities of the Chairman and the responsibilities of, and powers delegated to, the Managing Director / CEO.

The Board Charter is available from the Company's website under the Corporate Governance section.

Certain fundamental powers and functions remain solely with the Board and are specifically excluded from the scope of duties of management. These are set out in the Board Charter and include:

- final approval of corporate strategy and performance objectives, resources and reserves and financial plans;
- capital management, including capital raisings, and the approval and monitoring of significant capital expenditure;
- monitoring of financial performance, review and approval of significant financial and other reporting;
- assessing the appropriateness and adequacy of, and monitoring compliance with, corporate governance policies and ethical standards;
- evaluating the performance of the senior management team;
- determining the Company's risk management policies and reviewing and ratifying its risk management and internal control framework (including insurance, corporate security and prudential limits), codes of conduct and legal compliance;
- determining the Company's treasury policies, including gold price hedging, foreign currency and interest rate exposure; and
- the engagement of auditors to review and report to the Board on the Company's financial results and reporting systems, internal controls and compliance with statutory and regulatory requirements.

In 2008, the Board approved a revised Delegated Authorities Manual which sets out financial thresholds for a number of delegated matters.

The Board meets formally over one or two days at least four times per year. Additional meetings are held as required to address specific issues or as the need arises. Directors also participate in meetings of various Board Committees.

In 2008, the Board met nine times. In addition, the various Board Committees met a total of four times, with the Audit Committee meeting six times. More details about the meetings of the Board and each Board Committee, together with attendance by Directors at those meetings, are set out in the Directors' Report on page 38.

To assist the Board to fulfil its responsibilities, the Board has established the following Board Committees:

- Sustainable Development Committee
- Safety and Technical Committee
- Audit Committee
- Remuneration and Nomination Committee.

Sustainable Development Committee

The members of the Sustainable Development Committee are Mrs Winifred Kamit (Chairperson), Dr Ross Garnaut and Mr Geoff Loudon.

The Sustainable Development Committee is responsible for ensuring the Company develops, implements and regularly reviews policies relating to the interaction between the Company's activities, the local community and the ways in which these activities contribute to social and economic development and the impact and associated risks of the Company's activities on the environment.

Value through growth and diversification 27

CORPORATE GOVERNANCE STATEMENT

Safety and Technical Committee

The members of the Safety and Technical Committee are Dr Peter Cassidy (Chairman), Mr Geoff Loudon and Dr Michael Etheridge.

The Safety and Technical Committee is responsible for the monitoring of occupational health and safety standards, policies and issues, technical issues associated with the Company's exploration, mining and processing activities and the status of major capital projects approved by the Board.

Audit Committee

The members of the Audit Committee are Mr Bruce Brook (Chairman), Dr Ross Garnaut, and Mr Alister Maitland.

The Audit Committee is responsible for the oversight of the accounting and financial obligations of the Company and reviews internal financial controls, the role of the internal and external auditors and the effectiveness of the Company's risk management systems. Further details regarding the Audit Committee are set out on pages 31 and 32 of this Annual Report.

Remuneration and Nomination Committee

The members of the Remuneration and Nomination Committee are Dr Ross Garnaut (Chairman), Dr Peter Cassidy, and Mrs Winifred Kamit.

The Remuneration and Nomination Committee is responsible for oversight of matters relating to Board membership, succession planning and the Company's remuneration policies for its Directors and employees. Further details about the Remuneration and Nomination Committee are set out on page 30 of this Annual Report.

Each Board Committee has a charter which clearly sets out its roles and responsibilities, composition, structure, membership requirements and other information under which the Board Committees operate.

The members of each Board Committee are independent, Non-Executive Directors.

All of the Board Committee charters are available from the Company's website under the Corporate Governance section.

The performance of the Company's senior executives is reviewed annually against appropriate measures in accordance with the Company's Human Resources Policy.

2. STRUCTURE THE BOARD TO ADD VALUE

The Directors (based on the recommendations of the Remuneration and Nomination Committee) determine the composition of the Board employing the following principles:

- the Board may, in accordance with the Company's constitution, be comprised of a minimum of five Directors and maximum of twelve; and
- the roles of the Chairman of the Board and of Managing Director should be exercised by different individuals.

The Company believes the Board should comprise Directors with a broad range of experience reflecting the character of the Company's business. The Board must be structured in such a way that it has a proper understanding of, and competency in, the current and emerging issues facing the Company, and can effectively review management's decisions.

The Company's constitution requires one-third of the Directors (or the next lowest whole number) to retire by rotation at each Annual General Meeting (AGM). The Directors to retire at each AGM are those who have been longest in office since their last election. Where Directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A Director must retire in any event at the third AGM since he or she was last elected or re-elected. Retiring Directors may offer themselves for re-election.

A Director appointed as an additional or casual Director by the Board will hold office until the next AGM when he or she may be re-elected.

The Managing Director is not subject to retirement by rotation and, along with any Director appointed as an additional or casual Director, is not to be taken into account in determining the number of Directors required to retire by rotation.

28 LIHIR GOLD LIMITED Annual Report 2008

Majority of independent Directors

For the 2008 financial year, seven of the Company's eight Directors (including the Chairman) were considered by the Board to be independent throughout that year. Those Directors were Mr Brook, Dr Cassidy, Dr Etheridge, Mrs Kamit, Mr Loudon, Mr Maitland and the Company's Chairman Dr Garnaut.

In assessing independence, the Board has regard to whether a Director:

- is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- has been employed, or has previously been employed in an executive capacity by the Company or another group member, and there has not been a period of at least three years between ceasing such employment and serving on the Board;
- has within the past three years been a principal of a material professional adviser or a material consultant to the Company or another group member, or an employee materially associated with the service provided;
- is a material supplier or customer of the Company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- has a material contractual relationship with the Company or another group member other than as a Director; and
- has any business interest or other relationship that could materially interfere with the exercise of their independent judgement and ability to act in the best interests of the Company.

In addition to the above, the Board also considers the relevant guidelines published by each of the securities exchanges on which the Company is listed, being the Port Moresby Stock Exchange (POMSoX), NASDAQ National Market in the United States and the Toronto Stock Exchange in Canada (TSX).

Two of the Company's independent Directors, Dr Garnaut and Mr Loudon, have been members of the Board since the Company's formation in 1995. The Company considers the experience of Dr Garnaut and Mr Loudon to be of particular value in the circumstances of the Lihir operation and Papua New Guinea, and does not consider the length of their service on the Board to be a negative factor affecting the ability of those Directors to act in the Company's best interests. The Board has concluded that the period of a Director's tenure will not automatically disqualify that Director from being regarded as independent. An assessment of whether the Director's ability to act in the best interests of the Company has been materially interfered with must be made on a case-by-case basis with reference to the length of service of all members of the Board.

The Board is currently comprised of two Directors who have held office since 1995, while the remainder have been appointed during 2003, 2004, 2005 and 2007.

Details of each Director's appointment, period of office and qualifications are set out in the Directors' Report on pages 38-50.

In order to ensure that any interests of a Director in a particular matter to be considered by the Board are known by each Director, each Director is required by the Company to disclose any relationships, duties or interests held that may give rise to a potential conflict. This requirement for disclosure extends to disclosure about the interests of a Director's family companies and spouses.

Some Directors are involved with other companies or professional firms which may potentially have dealings with the Company. Details of any such dealings are disclosed in the Directors' Report on pages 38-50. Directors must adhere strictly to constraints imposed on them regarding participating at, and voting on, any matters in which they may have an interest. The Group Secretary maintains a register of Directors' interests.

The Chairman, Dr Garnaut, is an independent, Non-Executive Director. Mr Arthur Hood is the Managing Director / CEO of the Company. In accordance with the ASX Corporate Governance Principles and Recommendations (ASX CGPRs), the roles of Chairman and Chief Executive Officer are not exercised by the same person.

During 2008, the Chairman organised two Non-Executive Director (NED) meeting sessions to facilitate NED discussion in the absence of management.



Cameron Fairlie, Mine Nipper, LGL Ballarat.

Value through growth and diversification 29

CORPORATE GOVERNANCE STATEMENT



Process plant employees, LGL Ballarat.

Access to independent professional advice

Directors may access members of the management team at any time to request information, and the Board Committees may seek information from employees of the Company and external parties.

The Board Charter provides that Directors may seek independent professional advice to assist Directors in the proper exercise of their powers and discharge of their duties as Directors of the Company. The Company pays expenses associated with obtaining independent professional advice provided that the Chairman is notified in advance.

Appointment of Directors

The Company has an established Remuneration and Nomination Committee to assist the Board to fulfill its responsibilities in relation to the remuneration and appointment of Directors and senior management.

The members of the Remuneration and Nomination Committee are:

- Dr Ross Garnaut, Chairman (Non-Executive and Independent Director);
- Dr Peter Cassidy (Non-Executive and Independent Director); and
- Mrs Winifred Kamit (Non-Executive and Independent Director).

All Remuneration and Nomination Committee members attended the four Remuneration and Nomination Committee meetings held in 2008.

The Remuneration and Nomination Committee is responsible for assessing the composition and size of the Board and the time commitment required from Directors, to ensure that the Board adequately discharges its responsibilities and duties.

The Remuneration and Nomination Committee Charter sets out the functions and responsibilities of the Remuneration and Nomination Committee and details the manner in which the Remuneration and Nomination Committee will operate. The Remuneration and Nomination Committee makes recommendations to the Board about areas of the Remuneration and Nomination Committee's responsibilities as set out in the Remuneration and Nomination Committee Charter.

Recommendations made by the Remuneration and Nomination Committee for nomination of new Directors are considered by the full Board. The Remuneration and Nomination Committee employs external consultants to access a wide base of potential Directors, considering their range of skills and experience required in light of the:

- current composition of the Board;
- need for independence;
- strategic direction and progress of the Company; and
- nature of the Company's business.

The Board assesses nominated Directors against a range of criteria including experience, professional expertise, personal qualities, potential conflicts of interest and their capacity to commit themselves to the Board's activities.

Performance review of the Board & Board Committees

The Remuneration and Nomination Committee is responsible for evaluating the performance of the Board, Board Committees and the Directors. A review of the performance of the Board Committees was conducted in 2008. An evaluation of the performance of the Board and Directors is scheduled to occur in 2009.

3. PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

The Board and the Company's employees are expected to maintain the highest level of corporate ethics and personal behaviour.

Code of Conduct

In 2008, the Board adopted a Code of Conduct which applies to all Directors, employees and contractors of the Company.

The Code of Conduct addresses both the standards of business ethics and personal behaviour expected of Directors, employees and contractors. The Code of Conduct also reflects the core ideals valued by the Company, namely fairness, honesty, teamwork and achievement.

30 LIHIR GOLD LIMITED Annual Report 2008

The Code of Conduct reflects the Company's commitment to comply with the various laws applicable to its operations. Specific issues addressed in the Code of Conduct include insider trading, conflicts of interest, confidential and proprietary information, dealing with public officials, political and religious contributions, giving and receiving gifts or benefits, sustainable development and employee harassment and discrimination.

Employees are strongly encouraged to report any breach of the Code of Conduct to their supervisor, manager or the Group Secretary. The Company also operates internal training sessions on an annual basis to ensure its employees are familiar with the Code of Conduct, and elements of the Code of Conduct are incorporated into the employment contracts used by the Company.

A copy of the Code of Conduct is available from the Company's website under the Corporate Governance section.

Whistleblower Protection Policy

In 2008, the Company adopted and implemented a revised Whistleblower Protection Policy.

The Whistleblower Protection Policy is designed to foster an open and transparent environment in which Directors, employees and contractors of the Company are encouraged to report any unlawful, unethical or undesirable conduct without the fear of intimidation or reprisal.

The policy encourages Directors, employees and contractors of the Company to report unacceptable conduct using the Company's internal reporting procedures or an external reporting process.

Anonymous reporting of unacceptable conduct can be made to the STOPline service (www.stopline.com.au). STOPline is an independent and confidential hotline service used by the Company to enable Directors, employees and contractors of the Company to report information about corruption, criminal activity, serious misconduct or improper behaviour in the workplace.

A copy of the Whistleblower Protection Policy is available from the Company's website under the Corporate Governance section.

Securities Trading Policy

In 2008, the Company adopted and implemented a revised Securities Trading Policy. The Securities Trading Policy is binding on Directors and employees of the Company.

The Securities Trading Policy is designed to avoid the potential for insider trading in the Company's securities and to promote investor confidence by regulating how and when the Company's Directors and employees may deal in the Company's securities.

The Securities Trading Policy sets out when Directors and employees of the Company are prohibited from dealing in securities and the consequences of not complying with the Securities Trading Policy.

A copy of the Securities Trading Policy is available from the Company's website under the Corporate Governance section.

4. SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

Audit Committee

The Company has had an Audit Committee since 1995. The members of the Audit Committee are:

- Mr Bruce Brook, Chairman (Non-Executive and Independent Director);
- Dr Ross Garnaut (Non-Executive and Independent Director); and
- Mr Alister Maitland (Non-Executive and Independent Director).

All Audit Committee members attended the six Audit Committee meetings held in 2008.

The Audit Committee has appropriate financial expertise and all its members are financially literate and have an appropriate understanding of the industry in which the Company operates. In addition, the Company has determined that the Chairman of the Audit Committee, Mr Brook, qualifies as a Financial Expert (as this term is defined by the NASDAQ Marketplace Rules).

The Audit Committee Charter sets out the functions and responsibilities of the Audit Committee and details the manner in which the Audit Committee will operate.

Value through growth and diversification 31

CorPorate GoVernanCe statementTe Audit Committee is responsible for assisting the Board to fulfl its responsibilities regarding the preparation and independent audit of the Company’s accounts, its external fnancial reporting, its internal control structure, risk management systems and audit function. Te Audit Committee does this by:• determining the appropriateness of accounting principles and disclosure practices adopted by management and monitoring compliance with applicable accounting standards and other requirements;• overseeing the preparation and audit of, and verifying and ensuring the integrity of, the Company’s fnancial statements and reports;• the appointment, compensation, retention and oversight of the Company’s external auditor or any other public accounting frm engaged for the purpose of performing audit, review or attestation services for the Company;• reviewing and evaluating the independence, qualifcations and performance of the external auditor and managing the relationship between the Company and its external auditor;• monitoring the adequacy of the Company’s internal fnancial controls, risk management, and compliance systems and processes;• overseeing the retention, tasking and resourcing of the Company’s internal auditors, monitoring their progress and evaluating their performance; and• reviewing the fnancial management of the Company generally and undertaking such other tasks as the Board or the Managing Director may request from time to time.In fulflling its responsibilities, the Audit Committee has rights of access to management and to auditors (external and internal) without management present and may seek explanations and additional information. Te Audit Committee may also seek independent professional advice.Auditor independence and engagementTe Audit Committee Charter sets out the functions and responsibilities of the Audit Committee, including that it is directly responsible for the appointment, compensation, retention and oversight of the Company’s external auditors. In order to ensure the independence and efective engagement of the external auditor, the Audit Committee:• requires that no person may play a signifcant role in managing the audit for more than fve out of any seven successive years;• must approve all non-audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a confict of interest;• receives periodic statements, at least annually, from the auditors outlining all work undertaken for the Company and its related entities and confrming that the auditor has satisfed all professional regulations relating to auditor independence;• meets with the external auditor independently of management;• reviews the performance of external auditors at least annually and is responsible for recommending to the Board their appointment, reappointment or termination;• reviews the scope of the annual audit plan and approves the scope of the audit services to be provided;• reviews any engagement fees or terms proposed by the external auditors;• reviews and discusses with external auditors or management any signifcant matters, problems, difculties or any other major issues regarding fnancial reporting issues;• considers whether the external auditor’s provision of non-audit services to the Company and any other relationship between the external auditor and the Company (if any)is compatible with maintaining the independence and objectivity of the external auditor and maintaining the quality of the audit services provided; and• if applicable, takes appropriate action in response to the external auditor’s report to satisfy itself of the external auditor’s independence for the purposes of making a recommendation to the Board.32 LIHIR GOLD LIMITED Annual Report 2008

PricewaterhouseCoopers was appointed as external auditor of the Company for the 2008 financial year. Details of the fees and charges for provision of non-audit services by that firm are included in Note 36 to the Financial Statements.

A copy of the auditor's independence declaration is set out on pages 114-116 of this Annual Report.

5. MAKE TIMELY AND BALANCED DISCLOSURE

In 2008, the Company adopted and implemented a formal Continuous Disclosure Policy. Every Director and employee of the Company must comply with the Continuous Disclosure Policy.

The Continuous Disclosure Policy was adopted to ensure that the Company complies with the regulatory frameworks and guidelines applicable to the Company's securities listed on the ASX, POMSoX, NASDAQ and TSX.

The Continuous Disclosure Policy also promotes a high degree of transparency regarding the Company's operations by ensuring that its securities are always trading on a fully informed basis. This allows investors to rely confidently on publicly available information when making investment decisions about the Company's securities.

The Group Secretary has primary responsibility for ensuring the Company complies with the Company's disclosure obligations. The Continuous Disclosure Policy requires that Directors and employees of the Company who become aware of price sensitive information must immediately notify the Group Secretary.

The Continuous Disclosure Policy also provides a process for determining whether information is price sensitive information.

The Continuous Disclosure Policy also establishes a Disclosure Committee. The Disclosure Committee is made up of senior executives of the Company and is responsible for, among other things, determining whether information is price sensitive information and, where necessary, consulting with the Board to determine whether information should be disclosed by the Company.

A copy of the Continuous Disclosure Policy is available under the Corporate Governance section of our website.

6. RESPECT THE RIGHTS OF SHAREHOLDERS

The Company adopted and implemented a Market and Shareholder Communication Policy designed to ensure that the market and all of its shareholders are fully informed about the Company's securities.

The Market and Shareholder Communication Policy contains certain initiatives to facilitate communications between the Company and its shareholders, including:

- disclosing material information relating to the Company and provided to the ASX, POMSoX, NASDAQ and TSX on the Company's website in a timely manner;
- webcasting and teleconferencing of announcements about full year financial results, half yearly results, production reports and analyst or media briefings; and
- where permitted by legislation and other regulation, providing shareholders with the opportunity to receive communications from the Company electronically.

The Market and Shareholder Communication Policy also contains certain policies to better facilitate shareholder participation at shareholder meetings, including that:

- meeting documents are drafted in clear plain English;
- shareholders are provided with sufficient notice period to consider the meeting documents before voting is required;
- the notice of meeting clearly sets out the right to appoint proxies with a proxy form accompanying the notice of meeting;
- where possible, shareholders are provided with notices of meetings in electronic format;
- where possible, teleconferencing facilities are available for shareholder meetings;
- where possible, general meetings are webcast through the Company's website with the webcast and any materials relating to general meetings or shareholder information meetings being made available on the "Investors" page of the Company's website; and
- shareholders are provided with the opportunity to ask questions to the Chairman and the auditor.

A copy of the Market and Shareholder Communication Policy is available under the Corporate Governance section of our website.



Haul trucks at LGL Lihir Island.

Value through growth and diversification 33

CORPORATE GOVERNANCE STATEMENT



Shovel loading a haul truck, LGL Mount Rawdon.

7. RECOGNISE AND MANAGE RISK

The Board through the Audit Committee is responsible for ensuring that there are adequate policies in place in relation to risk management, compliance and internal control systems.

In 2008, the Company adopted and implemented a formal Risk Management Policy aimed at providing a framework for the effective oversight and management of material business risks. The Risk Management Policy is consistent with the framework set out in the Australian and New Zealand Standard 4360.2004.

Key elements of the Risk Management Policy include:

- introducing a group wide framework for assessing risk with reference to Consequence Levels;
- providing each department of the Company with clear examples of the type of Consequent Levels applicable to them, ranging from Level 1 (Negligible) through to Level 5 (Catastrophic);
- introducing a group wide framework for recording controls, responsibilities and mitigating actions;
- identifying and managing high and significant risk exposures;
- integrating risk management practices in a systematic and effective manner;
- fully integrating risk management practices with other existing processes such as quality improvement; and
- ensuring that the application of risk management adds value to the Company.

In addition to the Risk Management Policy, the Company has a dedicated internal Group Risk & Assurance Manager who is responsible for:

- monitoring the LGL risk environment through continuous review of risk management reporting processes;
- reporting risks and the status of implementation of risk management plans to the Audit Committee and CEO;
- providing training on risk assessment methodology to all staff undertaking risk self-assessments; and
- promoting risk awareness throughout the Company.

The Group Risk & Assurance Manager formally meets with the Audit Committee throughout the year, advising on (among other matters) the ongoing developments and refinements in the Company's Risk Management Framework.

In 2008, the Board conducted a review of the Audit Committee against measures under the US Sarbanes Oxley Act 2002 and guidance from the Public Company Accounting Oversight Board. The Board concluded that the Audit Committee effectively oversees the Company's external financial reporting and internal control structures and procedures over financial reporting.

In addition, the Board received assurance from the Managing Director and Chief Financial Officer that the Company's financial records have been properly maintained, comply with the accounting standards and provide a fair view of the Company's financial position. The Managing Director and Chief Financial Officer further confirmed that this declaration was founded on a sound system of risk management and internal control and this system was operating effectively in all material aspects in relation to financial reporting risk.

8. REMUNERATE FAIRLY AND RESPONSIBLY

The Board has had a Remuneration and Nomination Committee since 1995.

Under the Remuneration and Nomination Committee Charter, the Remuneration and Nomination Committee is responsible for:

- reviewing the remuneration of Non-Executive Directors, the Managing Director and other senior executives;
- establishing the criteria for membership of the Board and the Board Committees, and processes for identifying suitable candidates;
- reviewing membership of the Board and Board Committees;
- nominating members of the Board and the Board Committees;
- formulating policies relating to the retirement of Non-Executive Directors;
- reviewing management succession planning, human resources and remuneration policies for the Company generally; and
- ensuring the Company's obligations in relation to employee benefits and entitlements, including superannuation, are met.

34 LIHIR GOLD LIMITED Annual Report 2008

The Group Secretary attends all meetings of the Remuneration and Nomination Committee. The Managing Director and any other management personnel may also attend meetings of the Remuneration and Nomination Committee at the invitation of the Chairman of the Remuneration and Nomination Committee whenever particular matters arise that require management participation. Management do not participate in the deliberations of the Remuneration and Nomination Committee involving matters affecting their position or personal interest.

Remuneration

The Company's remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced Directors and executives. Therefore the remuneration packages offered by the Company are geared to attracting talented employees through a combination of fixed and variable remuneration packages with both short and long-term incentives (based on performance).

Non-Executive Directors' remuneration

The focus of the Board is on the long-term direction and well-being of the Company, and accordingly, there is no direct link between Non-Executive Directors' remuneration and the Company's short-term results. Non-Executive Directors do not receive any performance related remuneration. Remuneration of Non-Executive Directors is limited to the payment of Board fees, which serves to help maintain independence and impartiality.

Remuneration is fixed rather than variable, and is determined with reference to the level of fees paid to Board members of other PNG corporations, Australian corporations of comparable size, the complexity of the Company's operations and the workload requirements of Board members.

The Remuneration and Nomination Committee has oversight of the fees paid to Non-Executive Directors. External independent remuneration advisers are engaged by the Remuneration and Nomination Committee to provide advice on appropriate fee levels when these matters are being considered.

The Chairman's fees are determined independently to the fees of Non-Executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Non-Executive Directors and the Chairman do not receive share rights.

Executive Remuneration

The Managing Director is supported by a number of senior executives who have the responsibility for influencing the integrity, strategy, operations and financial performance of the Company. The Remuneration and Nomination Committee has oversight of the remuneration policies and terms of employment for all of the Company's senior executives.

Executive remuneration generally comprises the following components:

- a package including superannuation benefits (fixed based remuneration);
- short-term performance incentives (performance based remuneration); and
- long-term incentives through participation in the Lihir Executive Share Plan (LESP) (performance based equity remuneration).

The combination of these comprises an executive's total remuneration. In 2007, the Company revisited its short-term and long-term performance incentives during the year and transitioned to a new scheme for 2008.

Lihir Executive Share Plan (LESP)

The Company has in place an Executive Share Plan, which was approved by shareholders at the 2006 Annual General Meeting.

The LESP is designed to provide long-term incentives for executives to deliver long-term shareholder returns. Under the LESP, participants are granted share rights, which only vest if certain performance standards are met.

Further details regarding the Company's remuneration policies are set out on page 43 of this Annual Report, under the heading Remuneration Report.

Value through growth and diversification 35

LGL is on track to deliver a fourth successive year of record gold production in 2009.Clockwise from top: Truck inspection at shif change, Mount Rawdon; Mining in Lienetz pit;Patricia Zikites, Trainee Administration Ofcer, Lihir Island; Bonikro operation, Côte d’Ivoire; Jess Gilbert, Mill Operator, Mount Rawdon.36 LIHIR GOLD LIMITED Annual Report 2008

LIHIR GOLD LIMITED ARBN 069 803 998Financial Statements for the year ended 31 December 2008TABLE OF CONTENTSDirectors’ Report 38Statements of Comprehensive Income 51Statements of Financial Position 52Statements of Changes in Equity 54Statements of Cash Flows 56Notes to and Forming Part of the Financial Statements 57Directors’ Declaration 113Independent Auditor’s Report to the Members 114Shareholder Information 117Value through growth and diversification 37

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

DIRECTORS' REPORT

The Directors present their report on the consolidated entity (the "Consolidated Entity") consisting of Lihir Gold Limited (the "Company") and the entities it controlled at the end of, or during, the financial year ended 31 December 2008. All amounts are US dollars unless stated otherwise.

THE BOARD OF DIRECTORS

The names of the Directors in office during the year and still in office at the date of this report are:

Dr Ross Garnaut (Chairman)
Mr Arthur Hood (Managing Director and Chief Executive Officer)
Mr Bruce Brook (Non-Executive Director)
Dr Peter Cassidy (Non-Executive Director)
Dr Michael Etheridge (Non-Executive Director)
Mrs Winifred Kamit (Non-Executive Director)
Mr Geoff Loudon (Non-Executive Director)
Mr Alister Maitland (Non-Executive Director)

Each was a director during the whole of the year.

Details of each current Director's qualifications, experience and special responsibilities are set out in the Annual Report.
A statement of Director's independence is included in the Corporate Governance Statement in the Annual Report.

BOARD AND COMMITTEE MEETINGS

The number of board and committee meetings attended by each of the directors who held office during the financial year are:

	BOARD MEETINGS		AD HOC(1)		AUDIT COMMITTEE(3)		SUSTAINABLE DEVELOPMENT COMMITTEE(3)		REMUNERATION & NOMINATION COMMITTEE		SAFETY & TECHNICAL COMMITTEE(3)	
DIRECTOR	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED
Ross Garnaut	9	9	3	3	6	6	4	4	4	4	-	-
Arthur Hood (2)	9	9	2	2	-	-	-	-	-	-	-	-
Bruce Brook	9	9	2	2	6	6	-	-	-	-	-	-
Peter Cassidy	9	9	3	2	-	-	-	-	4	4	4	4
Michael Etheridge	9	9	-	-	-	-	-	-	-	-	4	4
Winifred Kamit	9	8	-	-	-	-	4	4	4	4	-	-
Geoff Loudon	9	7	-	-	-	-	4	4	-	-	4	4
Alister Maitland	9	9	3	2	6	6	-	-	-	-	-	-

(1) During the year ad hoc committees were established in relation to the approval of proposed Bilateral Finance Facility Agreement with the Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia Limited, National Australia Bank Limited and Société Generale Australia Branch, the merger with Equigold Pty Limited (formerly Equigold NL) and the Million Ounce Plant Upgrade Project.

(2) The Managing Director attends meetings of the Audit Committee, the Sustainable Development Committee and the Safety and Technical Committee under a standing invitation. Certain Audit Committee sessions are held in the absence of management (including the Managing Director).

(3) Where appropriate, Directors who are not members of the Audit Committee, Sustainable Development Committee and Safety and Technical Committee are invited to attend, and regularly attend, meetings of these committees.

38 LIHIR GOLD LIMITED Annual Report 2008

DIRECTORS' REPORT

DIRECTORS' INTERESTS AND BENEFITS

The interests of the Directors as at the date of this report are set out below:

DIRECTOR	NATURE OF INTEREST	COMPANIES IN WHICH THE DIRECTOR IS TO BE REGARDED AS INTERESTED	INTEREST HELD BY DIRECTOR IN SHARES IN LIHIR GOLD LIMITED
Ross Garnaut	Chairman	PNG Sustainable Development Program Ltd	113,523 (1)
	Director	Ok Tedi Mining Limited	
	Director	Lowy Institute of International Policy Limited	
	Director	Maccullochella Pty Limited	
	Chairman of the Board of Trustees	International Food Policy Research Institute	
Arthur Hood	-	-	517,953
Bruce Brook	Director	Snowy Hydro Limited	53,334 (2)
	Director	Boart Longyear Limited	
	Member	Financial Reporting Council	
	Member	Salvation Army Audit Committee	
	Member	University of Melbourne Finance Committee	
Peter Cassidy	Chairman	Energy Developments Ltd	44,301 (3)
	Director	Sino Gold Mining Ltd	
Michael Etheridge	Chairman	Van Dieman Mines plc.	61,728 (4)
Geoff Loudon	Chairman	L & M Group	143,840
	Chairman	L & M Petroleum Limited	
	Chairman	Nautilus Minerals Inc.	
	Director	Port Moresby City Mission Limited	
Winifred Kamit	Director	New Britain Palm Oil Limited	2,667 (5)
	Senior Partner	Gadens Lawyers	
	Director and Secretary	Gadens Administration Services Limited	
	Director and Secretary	Kamchild Limited	
	Director	South Pacific Post Limited	
	Director	Post Courier Limited	
	Director	Allied Press Limited	
	Director and Secretary	Bunowen Services Limited	
	Director	Steamships Trading Company Limited	
	Director	Nautilus Minerals Niugini Limited	
	Director	Anglicare (Stop Aids) PNG	
Alister Maitland	Chairman	Folkestone Ltd	80,864 (6)
	Chairman	Eastern Health Network	
	Chairman	Sterling Biofuels International Ltd	

Notes:

(1) Held by Maccullochella Pty Ltd of which Dr Garnaut is a Director and shareholder.
(2) 13,334 of which are held by Eagle's Rest 156 Pty Limited as trustee of the Brook Family Superannuation Fund and 20,000 of which are held by Mrs G D Brook.
(3) 26,667 of which are held by Cassidy Waters Pty Limited as trustee for Cassidy Superannuation Fund.
(4) Held by Tectonex Geoconsultants Pty Ltd as trustee for the Etheridge Superannuation Fund.
(5) Held by Kamchild Limited of which Mrs Kamit is a Director and shareholder.
(6) Held by the Alister Maitland Superannuation Fund.

Value through growth and diversification 39

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

DIRECTORS' REPORT

SECRETARY

Mr Stuart MacKenzie is authorised by the Board under section 169(3) of the PNG Companies Act, 1997 to do anything required or authorised to be done by a company secretary under the Companies Act 1997, the Company's constitution or any resolution of the Board.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

Under its constitution, the Company has, to the extent permitted by law, agreed to indemnify all Directors and officers for any:

- liability to any person (other than the Company or a Company related to it) for any act or omission in that person's capacity as a Director or officer; and
- costs incurred by that person in settling or defending any claim or proceeding relating to any such liability, not being criminal liability or liability in respect of a breach of the duty to act in good faith and in the best interests of the Company.

During the year, the Company has paid an insurance premium in respect of a contract insuring them individually or jointly while performing its services for the Company, and expenses relating thereto, in accordance with the Company's constitution and the Companies Act 1997. In accordance with commercial practice, the insurance policy prohibits disclosure of the amount of the premium and the nature and amount of the liability covered. No claims were made during the year.

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the Consolidated Entity consisted of the exploration for, development of and mining and processing of, gold assets. During the year, there was no material change in the nature of the business carried on by the Consolidated Entity.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In June 2008 the Consolidated Entity acquired 100% of Equigold Pty Limited (formerly Equigold NL) ("Equigold"). Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines Pty Limited (formerly Stanmines NL) ("Stanmines"), and Kim Resources Pty Limited (formerly Kim Resources NL) ("Kim Resources") and two of which are incorporated in Côte d'Ivoire: Equigold Mines Côte d'Ivoire SA (85% interest) and Equigold Côte d'Ivoire SA (95% interest).

Under the scheme of arrangement for the merger, Equigold shareholders received 33 shares in the Company for every 25 Equigold shares held.

In December 2008, Equigold, Stanmines and Kim Resources changed their company type from no liability companies to proprietary limited companies.

In December 2008 the Consolidated Entity acquired an additional 5% interest in Equigold Mines Côte d'Ivoire SA and 3% interest in Equigold Côte d'Ivoire SA from the respective minority interests.

RESULTS AND REVIEW OF OPERATIONS

Record gold production and higher realised gold prices have enabled the Consolidated Entity to report a record underlying profit of $184.9 million for the 12 months to December 2008, up 54 percent compared with the prior year. Net profit after tax attributable to members rose to $109.3 million from a loss of $24.1 million in the previous corresponding period.

The result reflects an outstanding performance from the cornerstone Lihir Island operation and the successful completion of an agreed merger with Equigold. Finalised in June, the merger brought the well established Mt Rawdon gold mine in Queensland and the Bonikro operation in Côte d'Ivoire into the LGL group, firmly establishing LGL as a major global gold producer.

At year end, the LGL group had four mines operating in three countries producing at a combined rate of more than 1 million ounces of gold per year providing the company with diversified cashflows and strong future growth potential.

Gold production for the full year was a record 882,000 ounces, 26% higher than 2007, with production benefiting from strong operating performance at Lihir and a solid contribution from the former Equigold mines.

The 2008 production summary for the LGL Group was as follows:

2008 PRODUCTION SUMMARY (OZS)

OPERATION	FY 2008
Lihir, PNG	771,455
Mt Rawdon, QLD	53,592 (1)
Kirkalocka, WA	9,442 (2)
Bonikro, Côte d'Ivoire	36,735 (3)
Ballarat, VIC	10,366
TOTAL	**881,590**

(1) The acquisition of Mt Rawdon was effective from 17 June 2008. Mt Rawdon poured 102,415 ounces of gold (full year 2008), with 53,592 ounces attributable to the Consolidated Entity.

(2) The acquisition of Kirkalocka was effective from 17 June 2008 with Kirkalocka ceasing production on 14 August 2008. Kirkalocka poured 30,474 ounces of gold (full year 2008) with 9,442 ounces attributable to the Consolidated Entity.

(3) The acquisition of Bonikro was effective from 17 June 2008 with the Bonikro operation being commissioned in October 2008.

Lihir production, at 771,455 ounces, was a record and benefited from significantly improved process plant operation. This followed the expansion of the plant in late 2007, which included the installation of additional milling capacity and a flotation circuit. Process plant throughput was at record levels in 2008 including a 28% increase in mill throughput to 6.2 million tonnes and a record 4.8 million tonnes through the autoclaves. Gold grade of autoclave feed increased by 6% to 5.86 g/t, as the benefits of the flotation circuit were brought to fruition.

40 LIHIR GOLD LIMITED Annual Report 2008

DIRECTORS' REPORT

The Mt Rawdon mine contributed 53,592 ounces to group production from acquisition date of 17 June to year end. The operation continues to maintain its well established track record for consistent, low cost gold output.

At Bonikro, gold production commenced on 7 October and a total of 36,735 ounces were produced in the three months to the end of the year. Ore production was from softer oxide ores which allowed higher throughput levels. Gold grade, at 2.19 g/t, was above plan.

The Kirkalocka mine contributed 9,442 ounces to the Consolidated Entity before the plant ceased operation in August.

At Ballarat, mining of the first production stopes commenced in the December quarter, later than planned due to delays in underground development. Gold production for the year totalled 10,366 ounces. Development is continuing in the current year and mining strategies are being refined to enable consistent supply of high grade ore to the process plant.

The key features of the financial results were as follows:

- Total revenue for the year rose by 52% to a record $756 million, driven by a combination of higher production (23%) and a higher gold price (29%). Carbon credits added around $4.5 million to revenue.
- Total cash operating cost, before depreciation and amortisation, totalled $367 million, up 63% on the previous year. The increase reflected higher throughput, production and sales volumes, increased fuel prices and adverse exchange rate movements. On a unit cost basis, cost increases were less pronounced. Gross cash costs per ounce rose by 19% and total cash costs by 34%.
- Mine EBITDA improved strongly for the year, rising 42% to $389 million. This increase reflected the strong improvement in operational performance at Lihir and the contribution of the newly acquired operations.
- Underlying profit was a record $185 million, up 54% on the previous year. Net profit after tax attributable to equity holders of the Company was $109 million, up from a loss of $24 million in 2007.
- Operating cash flows for the year were $212 million.

Discussion and analysis of the Statement of Comprehensive Income

Revenue

Sales revenue rose significantly during 2008 as a result of a 23% increase in gold sales volume, and a 28% rise in realised gold price. Total gold sales of 868,926 ounces include the sale of 95,047 ounces from Mt Rawdon, Bonikro and Kirkalocka and 8,396 pre-production ounces from Ballarat. The contribution from certified emission reduction (CER) certificates added $4.5 million to sales revenue.

Cost of sales

Cost of sales of $451.3 million was up 73% on the previous year. The increase reflects higher throughput, production and sales volumes at Lihir and the addition of the Equigold mines combined with cost pressures faced across the mining industry. Mining expenses and power generation were significantly higher due to the high oil prices throughout most of the year.

The increase in depreciation and amortisation reflects higher gold production, the full year impact of the flotation circuit commissioned at Lihir in late 2007, the inclusion of Mt Rawdon and Bonikro operations, and $26.2 million of amortisation arising from the purchase price allocation for Mt Rawdon and Bonikro.

Corporate expenses

Corporate office expenses have increased with the continued growth and expansion of the Company's operations. Corporate expenses also include certain integration-related costs associated with the Equigold merger.

Exploration

Exploration expenditure of $8.5 million was in line with prior year spending. Exploration expenditure in Côte d'Ivoire was offset by a reduction in exploration expenditure for geothermal steam on Lihir Island. Exploration expenditure at Ballarat was steady.

Hedging loss

The hedging loss of $75.5 million reflects non-cash hedging losses of $76.7 million from the closed-out LGL hedge book in 2007 and the net effect, after fair value adjustments, of delivery into the acquired Equigold hedge book; this latter item is measured as the difference between the prevailing spot price of gold at the time of such delivery and the prevailing price (A$939/oz) at the date of completing the merger with Equigold. The balance of the Equigold hedge book covers 115,797 ounces sold forward at A$600/oz for delivery on a quarterly basis until September 2010.

Other expenses

Losses on fixed asset disposals and an impairment loss on available-for-sale investments resulted in increased other expenses for the year. Fixed asset losses predominantly arose at Lihir operations and related to geothermal and dewatering wells mined out or assessed as no longer productive.

Exchange differences on translation of foreign operations

The Consolidated Entity is a US denominated entity however its Australian subsidiaries have a functional currency of Australian dollars. Consequently these entities are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The weakening Australian dollar resulted in an unfavourable $158.5 million adjustment to net assets and thus comprehensive income.

Income tax expense

Income tax expense for the year was $51.8 million resulting in an effective tax rate of 32%. The effective tax rate is higher than the statutory rate due to the non-deductibility of mineral reserve amortisation and exploration expenses in Côte d'Ivoire and other non-deductible expenses. No cash tax was paid in 2008. At end of 2008, LGL had carried forward tax losses (measured at the applicable 30% tax rate) of around $151 million in PNG and around $40 million in Australia. In Côte d'Ivoire, under the investment convention for Bonikro, LGL has a 5 year tax holiday. On current forecasts LGL expects to become liable to pay tax in 2010 in Australia and 2011 in PNG.

Discussion and analysis of the Statement of Financial Position

The Consolidated Entity's net assets and total shareholders equity increased during the year by 36% to $2.9 billion. This was predominantly due to the merger with Equigold and the increased net profit contribution from Lihir operations.

The rise in intangible assets and deferred income tax liability is mostly a result of the merger and the residual Equigold hedge book is reflected in current and non-current derivative accounts.

During the year the Company established lines of credit with a number of institutions giving it access to $250 million. No debt had been drawn on these facilities at 31 December 2008.

Value through growth and diversification 41

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

DIRECTORS' REPORT

Discussion and analysis of the Statement of Cash Flows

Cash on hand at the end of the year totalled $65 million. Cash balances decreased by $109.5 million during the year due mainly to capital expenditure and a pre-acquisition advance of $49.7 million to Equigold which was used to partially close out its hedge book prior to the merger. The merger with Equigold increased the Consolidated Entity's cash by $9.1 million.

Cash generated from operations increased to $212 million from negative $270 million in 2007 which was affected by the close out of the hedge book. The healthy operating cash flow was mainly due to higher sales volumes and increased gold prices. This was offset in part by increased operating costs.

Net cash used in investing activities for capital expenditure totalled $277.9 million as the Consolidated Entity invested in the development of the Ballarat and Bonikro operations and continued to expand the Lihir operation's processing facilities following the announcement to proceed with the MOPU project. The major areas of capital expenditure during the year included:

- Lihir sustaining capital and Million Ounce Plant Upgrade - $141 million
- Ballarat operation infrastructure and development expenditure - $108 million
- Bonikro, Côte d'Ivoire - $27 million

Financing activities during the half-year included an advance to Equigold of $49.7 million prior to the date of merger. As announced on 10 June 2008, Equigold took advantage of a pull back in the spot gold price at that time to utilise these funds towards partially closing out its hedge book.

DIVIDENDS

No dividends or distributions have been declared or paid to members during the period.

DONATIONS

No donations were made to any political parties or for political purposes. Total donation expenditure during the year amounted to $278,350.

Mr Geoff Loudon continued to donate his Director's fees to the Port Moresby City Mission.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The operation of the Consolidated Entity in Papua New Guinea is subject to the environmental regulation under the laws of Papua New Guinea and the New Ireland Province in which it operates. The operations in Australia are subject to environmental regulation under the laws of the Commonwealth and the States in which those operations are conducted. The operations in Côte d'Ivoire are subject to environmental regulation under the laws of Côte d'Ivoire. It is the policy of the Consolidated Entity to comply with all relevant environmental regulations in all countries in which it operates. The Consolidated Entity releases an annual Sustainability Report.

Each mining operation is subject to particular environmental regulations specific to the activities undertaken at that site as part of the licence or approval for that operation. There are also a broad range of industry and specific environmental laws which apply to all mining operations and other operations of the Consolidated Entity. The environmental laws and regulations generally address the potential impact of the Consolidated Entity's activities in relation to water and air quality, noise, surface disturbance, and the impact upon flora and fauna.

An important part of the Company's environmental performance is to identify and track all incidents resulting from its operations so that appropriate action can be taken to prevent reoccurrence. As part of the Company's commitment to open and transparent reporting, all incidents are reported to the relevant Government authorities and within publicly released reports.

Based on LGL's environmental risk assessment and reporting guidelines, environmental incidents are divided into four separate categories (listed below) according to their significance:

- Category I: Procedural non-compliance with no environmental impact; e.g. late submission of a report.
- Category II: Incidents with low potential for impact on the environment; e.g. minor fuel spill at a fuelling station.
- Category III: Incidents with the potential for moderate environmental impact; e.g. a large oil or process chemical spill that cannot be immediately recovered.
- Category IV: Incidents that have, or potentially have, high environmental impact; e.g. an uncontrolled spill from the mine or process plant that has, or potentially could, kill large numbers of fish or birds.

Category III and IV incidents are classified as significant and are reported at Executive Management level with a full investigation report with follow-up actions and sign off.

The numbers of events reported in each category during the year are shown in the accompanying table. In all cases environmental authorities were notified of those events where required and remedial action was undertaken.

	I	II	III	IV
2008 – No. of incidents (1)	152	101	5	1
2007 – No. of incidents (2)	56	24	5	0

(1) The 2008 incidents relate to Lihir Island operations, Ballarat Goldfields operations, Bonikro operations, Kirkalocka operations and Mt Rawdon operations for the full calendar year 2008.

(2) The 2007 incidents relate only to Lihir Island operations and Ballarat Goldfields operations.

The Category IV environmental incident occurred when the process water dam overflowed offsite at Bonikro Mine for 4 hours and water discharged through local gardens. One Category III incident occurred at Ballarat when a major potable water line was damaged during excavation. Whilst the response and repair was actioned swiftly, approximately 1.25ML of potable water was lost washing silt into the nearby river. The other four Category III incidents occurred at Bonikro where moderate volumes of surface water drainage from the site discharged, washing silt into the local environment. The majority of Category II incidents were minor spills of chemical or process water and these were contained within the mine bunding or ponds.

42 LIHIR GOLD LIMITED Annual Report 2008

DIRECTORS' REPORT

The Lihir operations tailings are discharged through an Engineered Deep Sea Tailings Placement system. During 2008 the tailings system operated as per design and environmental monitoring showed the system was compliant with PNG water use permits. Mt Rawdon, Ballarat Goldfields and Bonikro operations store waste processed tailings in an engineered Tailings Storage Facility above ground. These structures have been built to meet engineering specifications for ANCOLD large dam criteria, and are regularly inspected.

The Kirkalocka mine site was closed in August 2008 following cessation of processing. The tenements were sold to a third party in 2008 with the Consolidated Entity retaining ownership of the remaining infrastructure and environmental rehabilitation obligations.

The Directors are not aware of any environmental matters which would have a materially adverse impact on the overall business of the Consolidated Entity.

Further details can be found in the annual Sustainability Report.

REMUNERATION REPORT

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration

B Details of remuneration

C Service agreements

D Share-based compensation

A. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION

The Consolidated Entity's remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced directors and executives. The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As executives gain seniority with the Consolidated Entity, the balance of this mix shifts to a higher proportion of "at risk" rewards.

The objective of the Consolidated Entity's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitive in structure and quantum with comparator organisations so as to attract, retain and motivate appropriately qualified and experienced executives;
- acceptability to shareholders;
- performance linkage / alignment of executive compensation;
- transparency;
- capital management.

In consultation with external remuneration consultants, the Consolidated Entity has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has company profit as a core component of plan design;
- focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value;
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience;
- reflects competitive reward for contribution to growth in shareholder wealth;
- provides a clear structure for earning rewards.

The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and recommendations on remuneration packages and other terms of employment for executive directors, other executives and non-executive directors. The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors and Chairman

As the focus of the Board is on the long–term direction and well-being of the Company, there is no direct link between Non-Executive Directors' remuneration and the Company's short–term results. Non-Executive Directors do not receive any performance related remuneration. Remuneration is limited to the payment of Board fees which serves to help maintain independence and impartiality.

Remuneration is fixed rather than variable, and is determined with reference to the level of fees paid to Board members of other PNG corporations, Australian corporations of comparable size, the complexity of the Company's operations and the workload requirements of Board members. The Board's Remuneration and Nomination Committee has oversight of the fees paid to Non-Executive Directors. External independent remuneration advisers are engaged by the committee to provide advice on appropriate fee levels when these matters are being considered.

The Chairman's fees are determined independently to the fees of Non-Executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Details of the Board fees payable to Non-Executive Directors in respect of the year ended 31 December 2008 are set out below. The Company pays additional fees for membership or chairing of the Board's committees. No other benefits were paid or are payable to Non-Executive Directors.

Non-Executive Directors and the Chairman do not receive share rights.

Executive Directors

Executive directors do not receive separate Board fees as part of their remuneration packages.

Directors' fees

The current base remuneration was last reviewed with effect from 20 May 2008. The Chairman's remuneration is inclusive of committee fees while other Non-Executive Directors who chair, or are a member of, a committee receive additional yearly fees.

Total annual remuneration paid to all Non-Executive Directors is limited to the aggregate amount of $1,000,000 authorised by the Company's shareholders at the Annual General Meeting on 24 April 2007.

Value through growth and diversification 43

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

DIRECTORS' REPORT

The following fees have applied:

	2008 $	2007 $
Dr Ross Garnaut [2][3]	282,787	255,000
Mr Bruce Brook [2]	118,893	107,350
Dr Peter Cassidy [2]	121,393	107,500
Dr Michael Etheridge [2]	103,306	71,735
Mrs Winifred Kamit [1]	121,393	109,850
Mr Geoff Loudon [1]	112,350	100,000
Mr Alister Maitland [2]	103,306	71,735

For the year ended 31 December 2008, fees have been paid as follows:

	BASE FEES	AUDIT COMMITTEE FEES	REMUNERATION AND NOMINATION COMMITTEE FEES	SAFETY AND TECHNICAL COMMITTEE FEES	SUSTAINABLE DEVELOPMENT COMMITTEE FEES	TOTAL DIRECTORS' FEES
Dr Ross Garnaut	282,787					282,787
Mr Bruce Brook	94,262	24,631				118,893
Dr Peter Cassidy	94,262		9,044	18,087		121,393
Dr Michael Etheridge	94,262			9,044		103,306
Mrs Winifred Kamit	94,262		9,044		18,087	121,393
Mr Geoff Loudon	94,262			9,044	9,044	112,350
Mr Alister Maitland	94,262	9,044				103,306

Audit Committee Chairman – Mr Bruce Brook
Remuneration and Nomination Committee Chairman – Dr Ross Garnaut
Safety and Technical Committee Chairman – Dr Peter Cassidy
Sustainable Development Committee Chairperson – Mrs Winifred Kamit

Notes:

(1) Fees are paid to Mrs Kamit and Mr Loudon in PNG Kina. Mr Loudon's fees are donated to the Port Moresby City Mission.

(2) Fees are paid to Dr Garnaut, Mr Brook, Dr Cassidy, Dr Etheridge and Mr Maitland in Australian dollars equivalent to the amount reported.

(3) The services of Dr Garnaut are provided through Dr Garnaut's family company, Macculochella Pty Limited.

Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.

There are no schemes for retirement benefits for non-executive directors and no retirement benefits are payable by the Company to any non-executive director.

Executive remuneration

The Managing Director is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company. The Board, through its Remuneration and Nomination Committee, has oversight of the remuneration policies and terms of employment for all of the Company's senior executives.

The executive pay and reward framework has three components:

- base package including superannuation and benefits;
- short-term performance incentives; and
- long-term incentives through participation in the Lihir Executive Share Plan (the "LESP").

The combination of these comprises the executive's total remuneration.

44 LIHIR GOLD LIMITED Annual Report 2008

DIRECTORS' REPORT

Base package

Structured as a total employment cost package which may be delivered as a combination of cash and prescribed non-financial benefits at the executive's discretion.

Executives are offered a competitive base package that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure the base package is set to reflect the market for a comparable role. Base package for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

The Consolidated Entity contributes superannuation on behalf of executives at the minimum prescribed statutory amount.

There are no guaranteed base package increases included in any executive's contracts.

Benefits

Executives receive benefits including death and total permanent disability insurance, salary continuance insurance and car parking.

Short-term incentives

Short term incentives ("STI") are awarded upon achievement of individual performance targets based on specific operational and financial criteria developed for each executive based on judgement of relevant key business and improvement drivers for the year set at the beginning of each year. Cash incentives (bonuses) are payable in March the following year after assessment of performance against the criteria. Performance criteria include specific targets related to gold production, production costs, cash flow and profitability, as well as targets relating to safety, environment and community relations criteria.

Each year, the Remuneration and Nomination Committee considers the appropriate targets and key performance indicators (KPIs) to link the STI plan and the level of payout if targets are met. This includes setting any maximum payout under the STI plan and minimum levels of performance to trigger payment of STI.

The Remuneration and Nomination Committee is responsible for reviewing recommendations from the Managing Director and passing such resolutions as it sees fit on participation of senior executives reporting to the Managing Director in short–term incentive schemes.

The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Remuneration and Nomination Committee.

For 2008 the following targets applied:

STI TARGET LEVEL	MANAGING DIRECTOR	KEY MANAGEMENT PERSONNEL
Attainment of Target	60% of Base package (before tax)	40% of Base package (before tax)

Long-term incentives

Long term incentives ("LTI")are awarded in the form of share rights in accordance with the terms of individual employment contracts and the LESP. Further details regarding long–term incentives can be found within section D of this remuneration report – Share-based compensation.

B. DETAILS OF REMUNERATION

Amounts of remuneration

Details of the remuneration of the Directors and the key management personnel (as defined in IAS 24 Related Party Disclosures) of the Consolidated Entity are set out in the following tables.

The key management personnel of the Consolidated Entity are those executives that report directly to the Managing Director being:

- Phil Baker – Chief Financial Officer
- Mark Clark – Executive General Manager West Africa and Corporate Services (appointed 17 June 2008, resigned 14 November 2008)
- Noel Foley – Executive General Manager, PNG Operations
- Graham Folland – Executive General Manager Corporate Development
- Tim Fry – Executive General Manager West Africa and Corporate Services (appointed 1 November 2008)
- Morgan Hart – Executive General Manager Australia and Africa Operations (appointed 17 June 2008, resigned 31 December 2008)
- Stuart MacKenzie – Group Secretary and General Counsel

The key management personnel of the Company include the Directors as above and the following executive officers who have authority and responsibility for planning, directing and controlling the activities of the entity:

- Noel Foley – Executive General Manager, PNG Operations

As these key management personnel are listed below in respect of the Consolidated Entity, details are not repeated for the Company.

During the period ended 31 December 2008 the organisational structure was changed such that the number of management personnel reporting directly to the Managing Director was reduced.

Value through growth and diversification 45

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

DIRECTORS' REPORT

KEY MANAGEMENT PERSONNEL AND OTHER EXECUTIVES OF THE CONSOLIDATED ENTITY

	SHORT-TERM EMPLOYEE BENEFITS			POST-EMPLOYMENT BENEFITS		LONG-TERM BENEFITS	SHARE-BASED PAYMENTS	
2008 NAME	**CASH SALARY AND FEES $**	**CASH BONUS $**	**NON MONETARY BENEFITS[4] $**	**SUPER-ANNUATION $**	**OTHER $**	**LONG SERVICE LEAVE $**	**SHARE RIGHTS $**	**TOTAL $**
Non-Executive Directors								
Dr Ross Garnaut - Chairman	282,787	-	-	-	-	-	-	282,787
Mr Bruce Brook	118,893	-	-	-	-	-	-	118,893
Dr Peter Cassidy	121,393	-	-	-	-	-	-	121,393
Dr Mike Etheridge	103,306	-	-	-	-	-	-	103,306
Mrs Winifred Kamit	121,393	-	-	-	-	-	-	121,393
Mr Geoff Loudon	112,350	-	-	-	-	-	-	112,350
Mr Alister Maitland	103,306	-	-	-	-	-	-	103,306
SUB-TOTAL NON-EXECUTIVE DIRECTORS	**963,428**	**-**	**-**	**-**	**-**	**-**	**-**	**963,428**
Executive directors								
Arthur Hood	**1,403,782**	**552,516**	**9,422**	**104,051**	**-**	**19,868**	**1,740,208**	**3,829,847**
Other key management personnel								
Phil Baker	367,475	70,767	12,395[5]	33,073	-	2,074	244,482	730,266
Mark Clark[1]	166,158	12,950	2,355	16,037	-	-	-	197,500
Noel Foley	277,505	37,582	-	85,251	-	-	260,007	660,345
Graham Folland	304,066	59,939	25,979[6]	27,366	-	2,817	222,526	642,693
Tim Fry[2]	51,907	17,322	-	4,672	-	10	-	73,911
Morgan Hart[3]	203,767	45,032	2,355	16,276	-	-	-	267,430
Stuart MacKenzie	244,281	46,930	9,422	21,985	-	1,748	183,017	507,383
TOTAL KEY MANAGEMENT PERSONNEL COMPENSATION	**3,982,369**	**843,038**	**61,928**	**308,711**	**-**	**26,517**	**2,650,240**	**7,872,803**

Notes:

(1) Mr Clark commenced employment with the Consolidated Entity on 17 June 2008 and ceased employment with the Consolidated Entity on 14 November 2008.

(2) Mr Fry commenced employment with the Consolidated Entity on 17 November 2008.

(3) Mr Hart commenced employment with the Consolidated Entity on 17 June 2008 and ceased employment with Consolidated Entity on 31 December 2008.

(4) Non-monetary benefits include car parking, salary continuance, death and total permanent disablement and motor vehicle benefits.

(5) Included in the total non-monetary benefit is a car benefit of $2,973.

(6) Included in the total non-monetary benefit is a car benefit of $16,576.

46 LIHIR GOLD LIMITED Annual Report 2008

DIRECTORS' REPORT

KEY MANAGEMENT PERSONNEL AND OTHER EXECUTIVES OF THE CONSOLIDATED ENTITY

	SHORT-TERM EMPLOYEE BENEFITS			POST-EMPLOYMENT BENEFITS		LONG-TERM BENEFITS	SHARE-BASED PAYMENTS	
2007 NAME	CASH SALARY AND FEES $	CASH BONUS $	NON MONETARY BENEFITS (7) $	SUPER-ANNUATION $	OTHER $	LONG SERVICE LEAVE $	SHARE RIGHTS $	TOTAL $
Non-Executive Directors								
Dr Ross Garnaut - Chairman	255,000	-	-	-	-	-	-	255,000
Mr Bruce Brook	107,350	-	-	-	-	-	-	107,350
Dr Peter Cassidy	107,500	-	-	-	-	-	-	107,500
Dr Mike Etheridge (1)	71,735	-	-	-	-	-	-	71,735
Mrs Winifred Kamit	109,850	-	-	-	-	-	-	109,850
Mr Geoff Loudon	100,000	-	-	-	-	-	-	100,000
Mr Alister Maitland (2)	71,735	-	-	-	-	-	-	71,735
SUB-TOTAL NON-EXECUTIVE DIRECTORS	**823,170**	**-**	**-**	**-**	**-**	**-**	**-**	**823,170**
Executive directors								
Arthur Hood	**1,080,589**	**387,299**	**9,367**	**66,748**	**-**	**16,187**	**1,154,882**	**2,715,072**
Other key management personnel								
Phil Baker (3)	278,610	81,732	27,879(8)	26,862	-	885	103,496	519,464
Joe Dowling	195,473	46,242	11,621	20,829	-	3,109	88,734	366,008
Murray Eagle	200,200	97,615	-	84,000	-	-	36,459	418,274
Noel Foley	245,000	99,619	4,154	84,000	-	-	182,372	615,145
Graham Folland	231,530	79,455	33,888(9)	27,849	-	2,198	110,395	485,315
Stuart MacKenzie	223,358	62,507	11,126	22,159	-	1,417	83,906	404,473
Wojciech Ozga (4)(10)	172,279	-	-	14,565	357,865	570	68,266	613,545
Ron Yung	240,825	71,139	9,783	24,541	-	1,601	92,271	440,160
Paul Fulton (5)	46,122	-	-	4,151	-	-	-	50,273
Richard Laufmann (6)(11)	114,020	-	-	48,408	484,602	-	-	647,030
TOTAL KEY MANAGEMENT PERSONNEL COMPENSATION	**3,851,176**	**925,608**	**107,818**	**424,112**	**842,467**	**25,967**	**1,920,781**	**8,097,929**

Notes:
(1) Dr Etheridge commenced as a Non-Executive Director on 20 March 2007.
(2) Mr Maitland commenced as a Non-Executive Director on 20 March 2007.
(3) Mr Baker commenced employment with the Consolidated Entity on 21 January 2007.
(4) Mr Ozga commenced employment with the Consolidated Entity on 8 March 2007 and ceased employment with the Consolidated Entity on 31 January 2008.
(5) Mr Fulton ceased employment with the Consolidated Entity on 23 February 2007.
Mr Fulton received a termination payment of $408,996 in accordance with his employment contract, which was recognised in the previous financial year.
(6) Mr Laufmann commenced employment with the Consolidated Entity on 8 March 2007 and resigned on 8 June 2007.
(7) Non-monetary benefits include car parking, salary continuance, death and total permanent disablement and motor vehicle benefits.
(8) Included in the total non-monetary benefits is a car benefit of $19,866.
(9) Included in the total non-monetary benefits is a car benefit of $25,007.
(10) Includes payment on termination of Ballarat employment contract of $357,865.
(11) Includes termination payment of $484,602.

Value through growth and diversification 47

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

DIRECTORS' REPORT

More general details of employee remuneration, in accordance with PNG Companies Act requirements, are set out in Note 33 to the Financial Statements.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	FIXED REMUNERATION		AT RISK - STI		AT RISK - LTI	
NAME	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Executive directors of Lihir Gold Limited						
Arthur Hood	20%	22%	12%	14%	68%	64%
Other key management personnel of Consolidated Entity						
Phil Baker	33%	30%	13%	11%	54%	59%
Mark Clark	33%	-	13%	-	54%	-
Noel Foley	33%	30%	13%	11%	54%	59%
Graham Folland	33%	30%	13%	11%	54%	59%
Tim Fry	33%	-	13%	-	54%	-
Morgan Hart	33%	-	13%	-	54%	-
Stuart MacKenzie	33%	30%	13%	11%	54%	59%

C. SERVICE AGREEMENTS

Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and the other key management personnel are also formalised in employment contracts. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits and participation, when invited, in the LESP. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated early by either party with the specified period of notice given in accordance with the individual's employment contract, subject to termination payments as detailed below.

Arthur Hood, Managing Director

Term of agreement – 5 years commencing 1 October 2005

Base package, inclusive of superannuation of A$1,800,000 to be reviewed annually by the Remuneration and Nomination Committee.

Payment of a termination benefit on termination by the Consolidated Entity, other than for bankruptcy, breach of provisions as set out in employment contract, fraud, vacating office as a director of the Company, serious misconduct or unsound mind, equal to the amount calculated as the sum of:

- the Managing Director's base package;
- 60% of the base package (to represent the Short–term Incentive component of remuneration); and
- 106.67% of the base package (to represent the Long–term Incentive component of remuneration).

Phil Baker, Chief Financial Officer

Term of agreement – on-going commencing 21 January 2007.

Base package, inclusive of superannuation of A$510,000.

Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.

Mark Clark, Executive General Manager West Africa and Corporate Services

Term of agreement – on-going commencing 17 June 2008 and resignation on 14 November 2008.

Base package, inclusive of superannuation of A$490,500.

Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to one month Gross Base Salary (this is inclusive of any owing redundancy or severance pay due to the employee).

Noel Foley, Executive General Manager PNG Operations

Term of agreement – on-going commencing 13 March 2006.

Base package, inclusive of superannuation of A$430,000.

Payment of a termination benefit on termination by the Company, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.

Graham Folland, Executive General Manager Corporate Development

Term of agreement – on-going commencing 1 March 2006.

Base package, inclusive of superannuation of A$420,000.

Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.

Tim Fry, Executive General Manager West Africa and Corporate Services

Term of agreement – on-going commencing 1 November 2008.

Base package, inclusive of superannuation of A$490,000.

Payments of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to three months base package (this is inclusive of any owing notice periods, redundancy or severance pay due to the employee).

48 LIHIR GOLD LIMITED Annual Report 2008

DIRECTORS' REPORT

Morgan Hart, Executive General Manager Australia and Africa Operations
Term of agreement – on-going commencing 17 June 2008 and resignation on 31 December 2008.

Base package, inclusive of superannuation of A$425,000.

Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to one month Gross Base Salary (this is inclusive of any owing redundancy or severance pay due to the employee).

Stuart MacKenzie, Group Secretary and General Counsel
Term of agreement – on-going commencing 14 August 2006.

Base package, inclusive of superannuation of A$315,000.

Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, equal to a maximum of two years and a minimum of six months base package (period decreases every month after the 1st anniversary of employment), plus an additional 35% of this value.

D. SHARE-BASED COMPENSATION

Share Rights
Share rights over shares in the Company are granted under the LESP which was approved by shareholders at the 2006 annual general meeting. The LESP is designed to provide long-term incentives for executives to deliver long-term shareholder returns. Under the plan, participants are granted share rights which only vest if certain performance standards are met and the employees are still employed by the Consolidated Entity at the end of the vesting period. Participation in the plan is at the Board's discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

2008 Grant
Under the 2008 grant, participating executives were offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions are met. Performance conditions under the 2008 grant were set in reference to external measures (the Company's performance in comparison to external benchmarks). The 2008 grant provides that the testing of the performance conditions will occur as at 31 December 2010.

Share rights granted under the plan carry no dividend or voting rights until vested. When exercisable, each share right is a right to acquire an ordinary share in the Company for no consideration. If an executive chooses to not exercise his or her share rights by the end of the relevant exercise period, then those share rights will lapse and the executive will lose his or her entitlement to acquire those shares.

Details of share rights provided as remuneration to each director of the Company and each of the key management personnel of the Consolidated Entity are set out below:

	NUMBER OF SHARE RIGHTS GRANTED DURING THE YEAR		NUMBER OF SHARE RIGHTS VESTED DURING THE YEAR	
NAME	**2008**	**2007**	**2008**	**2007**
Directors of Lihir Gold Limited				
Arthur Hood	1,649,164	1,535,255	129,249	49,208
Other key management personnel of the Consolidated Entity				
Phil Baker	192,711	251,786	45,074	-
Mark Clark	-	-	-	-
Noel Foley	183,644	246,481	41,996	50,148
Graham Folland	158,705	207,890	33,355	42,984
Tim Fry	-	-	-	-
Morgan Hart	-	-	-	-
Stuart MacKenzie	136,033	181,056	30,989	14,969

The assessed fair value at grant date of share rights was independently determined using a Monte Carlo option pricing model, which incorporates market performance conditions such as shareholder return.

The model inputs for share rights granted during the year ended 31 December 2008 included:

(a) Exercise price: $ nil (2007 - $ nil)

(b) Expected volatility: 46.9% (2007 - 42%)

(c) Risk-free interest rate: 6.8% (2007 - 6.12%)

(d) Expected life of right (years): 10 years (2007 - 10 years)

(e) Weighted average share price at grant date: $2.98 (2007 - $3.08)

(f) Expected dividend yield: 0% (2007 - 0%)

Value through growth and diversification 49

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

DIRECTORS' REPORT

The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

The expected rate of return used in the valuations was set equal to the prevailing risk-free rate. This was defined as the one-year yield-to-maturity of a Commonwealth Government Bond (to match the share right's vesting date).

Shares provided on exercise of share rights

Details of ordinary shares in the Company purchased as a result of the exercise of share rights are set out below.

NAME	DATE OF EXERCISE OF SHARE RIGHTS	NUMBER SHARE RIGHTS EXERCISED DURING THE YEAR 2008	2007
Directors of Lihir Gold Limited			
Arthur Hood	Sep 2008	129,249	49,208
Other key management personnel of the Consolidated Entity			
Phil Baker	-	-	-
Mark Clark	-	-	-
Noel Foley	Sep 2008	41,996	50,148
Graham Folland	Sep 2008	33,355	42,984
Tim Fry	-	-	-
Morgan Hart	-	-	-
Stuart MacKenzie	Sep 2008	30,989	14,969

AUDITOR AND NON-AUDIT SERVICES

PricewaterhouseCoopers was reappointed as external auditor of the Consolidated Entity for the 2008 financial year.

Details on the fees and charges for provision of audit and non-audit services by that firm are included in Note 36 of the Financial Statements. The Audit Committee has developed a policy to ensure that the independence of the Company's auditor is not impaired in providing non audit services to the Company, so that both the Company and the external auditor can comply with relevant auditor independence rules which apply in the various jurisdictions in which the Company operates.

No officer of the Company who held office during the financial year, and no current officer, was formerly a partner or director of PricewaterhouseCoopers.

PNG COMPANY LAW

Lihir Gold Limited is a company limited by shares that is incorporated and domiciled in Papua New Guinea. The Company is subject to the Companies Act 1997 of Papua New Guinea. The PNG Securities Act 1997 (the "Securities Act") also applies to the Company and its shareholders. The Securities Act governs the offering of securities to the public in PNG and deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including stock market manipulation laws, false trading and market rigging transactions, false or misleading statements in relation to securities, fraudulently inducing persons to deal in securities, and disseminating information about illegal transactions. The Securities Act contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed Company.

A substantial shareholder is also required to give notice of changes in his or her relevant interest of one percent or more in the relevant class of shares. There are also provisions to allow a Company to require the disclosure of the beneficial owners of shares in the Company.

SUBSEQUENT EVENTS

There are no matters that have arisen since 31 December 2008 that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years.

ROUNDING OF AMOUNTS

Amounts included in this director's report and the financial report have been rounded to the nearest $100,000 unless otherwise indicated.

The report is made in accordance with a resolution of the Board.

Signed and Dated

Ross Garnaut
Chairman
19 February 2009

Arthur Hood
Managing Director
19 February 2009

50 LIHIR GOLD LIMITED Annual Report 2008

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

STATEMENTS OF COMPREHENSIVE INCOME

	NOTE	CONSOLIDATED ENTITY $M 2008	CONSOLIDATED ENTITY $M 2007[1]	COMPANY $M 2008	COMPANY $M 2007[1]
Revenue	6	755.6	498.4	667.1	497.6
Cost of sales	8	(451.3)	(261.3)	(398.9)	(260.4)
GROSS PROFIT FROM MINING OPERATIONS		**304.3**	**237.1**	**268.2**	**237.2**
Corporate expense		(31.9)	(25.3)	(5.9)	(24.4)
Project studies		(2.6)	(7.5)	(2.6)	(7.5)
Exploration expense		(8.5)	(8.4)	(5.8)	(8.2)
OPERATING PROFIT BEFORE OTHER INCOME / (EXPENSE)		**261.3**	**195.9**	**253.9**	**197.1**
Other income / (expense)					
Hedging loss	9	(75.5)	(97.2)	(76.7)	(97.2)
Other income	10	0.3	-	-	-
Other expenses	10	(31.3)	(13.8)	(28.0)	(13.8)
OPERATING PROFIT BEFORE FINANCE COSTS		**154.8**	**84.9**	**149.2**	**86.1**
Financial income	11	7.8	10.9	1.5	7.7
Financial expenses	11	(0.6)	(131.6)	(0.3)	(130.6)
PROFIT / (LOSS) BEFORE TAX		**162.0**	**(35.8)**	**150.4**	**(36.8)**
Income tax benefit / (expense)	12	(51.8)	11.7	(47.3)	12.0
NET PROFIT / (LOSS) AFTER TAX		**110.2**	**(24.1)**	**103.1**	**(24.8)**
Attributable to equity holders of the Company		109.3	(24.1)	103.1	(24.8)
Attributable to minority interests	28	0.9	-	-	-
		110.2	**(24.1)**	**103.1**	**(24.8)**
OTHER COMPREHENSIVE INCOME					
Exchange difference on translation of foreign operations	27	(158.5)	42.6	-	-
Net change in fair value of cash flow hedges	27	(32.7)	(59.1)	0.5	(59.1)
Deferred loss on cash flow hedges	27	76.7	97.8	76.7	97.8
Net change in fair value of available for sale financial assets	27	(2.2)	1.2	-	-
Income tax on other comprehensive income	12	(30.6)	(4.9)	(23.2)	(4.3)
OTHER COMPREHENSIVE INCOME FOR THE PERIOD NET OF TAX		**(147.3)**	**77.6**	**54.0**	**34.4**
TOTAL COMPREHENSIVE INCOME		**(37.1)**	**53.5**	**157.1**	**9.6**
Attributable to equity holders of the Company		(38.0)	53.5	157.1	9.6
Attributable to minority interests	28	0.9	-	-	-
		(37.1)	**53.5**	**157.1**	**9.6**
EARNINGS / (LOSS) PER SHARE	39				
- Basic (cents/share)		5.3	(1.4)	5.0	(1.5)
- Diluted (cents/share)		5.3	(1.4)	5.0	(1.5)

(1) Restated (refer Note 35)

The above Statements of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 57-112.

Value through growth and diversification **51**

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

STATEMENTS OF FINANCIAL POSITION

		CONSOLIDATED ENTITY $M			COMPANY $M		
	NOTE	2008	2007[1] RESTATED	1 JANUARY 2007[1] RESTATED	2008	2007[1] RESTATED	1 JANUARY 2007[1] RESTATED
ASSETS							
CURRENT ASSETS							
Cash and cash equivalents	13	64.7	174.2	47.0	47.9	122.4	43.6
Receivables	15	21.0	14.9	4.6	20.8	15.0	4.3
Inventories	16	140.0	102.8	75.3	122.7	102.7	75.3
Derivative financial instruments	24(g)	0.4	-	0.3	0.4	-	0.3
Other assets		5.1	2.3	5.5	4.3	2.2	5.5
Total current assets		**231.2**	**294.2**	**132.7**	**196.1**	**242.3**	**129.0**
NON-CURRENT ASSETS							
Receivables	15	0.4	0.4	0.5	0.5	0.4	2.1
Inventories	16	255.0	169.1	141.7	252.6	169.1	141.7
Derivative financial instruments	24(g)	0.3	-	2.4	0.3	-	2.4
Deferred mining costs	17	259.5	218.3	148.3	254.4	218.3	148.3
Property plant and equipment	18	2,166.2	1,425.0	951.2	1,092.4	1,032.0	949.4
Intangible assets	19	417.3	93.5	-	6.3	7.0	-
Available-for-sale financial assets	20	2.3	2.5	33.0	-	-	-
Deferred income tax asset	12	31.6	101.3	93.6	31.6	101.3	93.5
Investments in subsidiaries	29	-	-	-	1,370.1	494.0	54.6
Total non-current assets		**3,132.6**	**2,010.1**	**1,370.7**	**3,008.2**	**2,022.1**	**1,392.0**
Total assets		**3,363.8**	**2,304.3**	**1,503.4**	**3,204.3**	**2,264.4**	**1,521.0**

52 LIHIR GOLD LIMITED Annual Report 2008

STATEMENTS OF FINANCIAL POSITION

	NOTE	CONSOLIDATED ENTITY $M 2008	CONSOLIDATED ENTITY $M 2007[1] RESTATED	CONSOLIDATED ENTITY $M 1 JANUARY 2007[1] RESTATED	COMPANY $M 2008	COMPANY $M 2007[1] RESTATED	COMPANY $M 1 JANUARY 2007[1] RESTATED
LIABILITIES							
CURRENT LIABILITIES							
Accounts payable & accrued liabilities	21	102.1	64.0	46.6	128.3	113.9	100.1
Provisions	22	18.5	13.5	6.4	13.5	11.6	6.0
Borrowings and finance facilities	23	0.3	0.3	62.5	-	-	27.0
Derivative financial instruments	24(g)	33.5	-	61.5	-	-	61.5
Income tax payable		-	-	0.3	-	-	-
Deferred settlement payable	25	10.8	-	-	-	-	-
Total current liabilities		**165.2**	**77.8**	**177.3**	**141.8**	**125.5**	**194.6**
NON-CURRENT LIABILITIES							
Provisions	22	36.8	15.2	14.2	20.5	14.6	14.2
Borrowings and finance facilities	23	0.2	0.7	218.6	-	-	218.6
Derivative financial instruments	24(g)	18.9	-	274.0	-	-	274.0
Deferred income tax liability	12	215.2	42.1	-	-	-	-
Total non-current liabilities		**271.1**	**58.0**	**506.8**	**20.5**	**14.6**	**506.8**
Total liabilities		**436.3**	**135.8**	**684.1**	**162.3**	**140.1**	**701.4**
NET ASSETS		**2,927.5**	**2,168.5**	**819.3**	**3,042.0**	**2,124.3**	**819.6**
EQUITY							
Share capital	26	3,080.0	2,319.7	1,027.1	3,080.0	2,319.7	1,027.5
Reserves	27	(312.6)	(170.0)	(250.7)	(159.0)	(213.3)	(250.6)
Retained earnings	27	128.1	18.8	42.9	121.0	17.9	42.7
Total equity attributable to equity holders of the Company		2,895.5	2,168.5	819.3	3,042.0	2,124.3	819.6
Minority interests	28	32.0	-	-	-	-	-
TOTAL EQUITY		**2,927.5**	**2,168.5**	**819.3**	**3,042.0**	**2,124.3**	**819.6**

(1) Restated (refer Note 35)

The above Statements of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 57-112.

Value through growth and diversification 53

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

STATEMENTS OF CHANGES IN EQUITY

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY					
CONSOLIDATED ENTITY	**ISSUED CAPITAL $M**	**RESERVES $M**	**RETAINED EARNINGS $M**	**TOTAL(1) $M**	**MINORITY INTEREST $M**	**TOTAL EQUITY(1) $M**
Balance at 1 January 2007	1,027.1	(250.7)	35.5	811.9	-	811.9
Correction of prior year error	-	-	7.4	7.4	-	7.4
Restated balance (1)	1,027.1	(250.7)	42.9	819.3	-	819.3
Total comprehensive income / (expense) for the period	-	77.6	(24.1)	53.5	-	53.5
Share based payments to employees	-	2.9	-	2.9	-	2.9
Deferred tax on share based payments to employees	-	0.2	-	0.2	-	0.2
Issue of shares - on acquisition of Ballarat	316.5	-	-	316.5	-	316.5
Issue of shares - rights issue/placement (net of transaction costs)	977.4	-	-	977.4	-	977.4
Purchase of treasury shares	(1.3)	-	-	(1.3)	-	(1.3)
Balance at 31 December 2007	**2,319.7**	**(170.0)**	**18.8**	**2,168.5**	**-**	**2,168.5**
Balance at 1 January 2008	2,319.7	(170.0)	18.8	2,168.5	-	2,168.5
Total comprehensive income / (expense) for the period	-	(147.3)	109.3	(38.0)	0.9	(37.1)
Share based payments to employees	-	4.7	-	4.7	-	4.7
Deferred tax on share based payments to employees	-	0.8	-	0.8	-	0.8
Minority interest on acquisition of subsidiaries	-	-	-	-	49.1	49.1
Purchase of minority interests	-	4.4	-	4.4	(18.0)	(13.6)
Issue of shares - on acquisition of Equigold NL	756.0	-	-	756.0	-	756.0
Issue of shares - Mineral Resources Lihir Limited	5.2	(5.2)	-	-	-	-
Purchase of treasury shares	(0.9)	-	-	(0.9)	-	(0.9)
Balance at 31 December 2008	**3,080.0**	**(312.6)**	**128.1**	**2,895.5**	**32.0**	**2,927.5**

(1) Restated (refer Note 35)

The above Statements of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 57-112.

54 LIHIR GOLD LIMITED Annual Report 2008

STATEMENTS OF CHANGES IN EQUITY

COMPANY	ISSUED CAPITAL $M	RESERVES $M	RETAINED EARNINGS $M	TOTAL EQUITY $M	MINORITY INTEREST $M	TOTAL EQUITY $M
Balance at 1 January 2007	1,027.5	(250.6)	35.3	812.2	-	812.2
Correction of prior year error	-	-	7.4	7.4	-	7.4
Restated balance[1]	1,027.5	(250.6)	42.7	819.6	-	819.6
Total comprehensive income / (expense) for the period	-	34.2	(24.8)	9.4	-	9.4
Share based payments to employees	-	2.9	-	2.9	-	2.9
Deferred tax on share based payments to employees	-	0.2	-	0.2	-	0.2
Issue of shares - on acquisition of Ballarat	316.5	-	-	316.5	-	316.5
Issue of shares - rights issue/placement (net of transaction costs)	977.4	-	-	977.4	-	977.4
Purchase of treasury shares	(1.7)	-	-	(1.7)	-	(1.7)
Balance at 31 December 2007	**2,319.7**	**(213.3)**	**17.9**	**2,124.3**	**-**	**2,124.3**
Balance at 1 January 2008	2,319.7	(213.3)	17.9	2,124.3	-	2,124.3
Total comprehensive income / (expense) for the period	-	54.0	103.1	157.1	-	157.1
Issue of shares - on acquisition of Equigold NL	756.0	-	-	756.0	-	756.0
Share based payments to employees	-	4.7	-	4.7	-	4.7
Deferred tax on share based payments to employees	-	0.8	-	0.8	-	0.8
Issue of shares – Mineral Resources Lihir Limited	5.2	(5.2)	-	-	-	-
Purchase of treasury shares	(0.9)	-	-	(0.9)	-	(0.9)
Balance at 31 December 2008	**3,080.0**	**(159.0)**	**121.0**	**3,042.0**	**-**	**3,042.0**

(1) Restated (refer Note 35)

The above Statements of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 57-112.

Value through growth and diversification 55

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

STATEMENTS OF CASH FLOWS

	NOTE	CONSOLIDATED ENTITY $M 2008	CONSOLIDATED ENTITY $M 2007	COMPANY $M 2008	COMPANY $M 2007
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		747.7	472.4	668.9	471.4
Payments arising from suppliers & employees		(539.7)	(365.9)	(486.5)	(359.2)
Cash generated from operations		208.0	106.5	182.4	112.2
Purchase of gold to close out hedge book		-	(648.4)	-	(648.4)
Receipts on close out of hedge book		-	279.9	-	279.9
Income tax refund received		4.6	-	-	-
Interest and finance charges paid		(0.2)	(8.0)	-	(7.0)
Net cash flow from operating activities	14	**212.4**	**(270.0)**	**182.4**	**(263.3)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		3.5	9.7	1.5	6.6
Purchase of property plant and equipment		(277.9)	(206.7)	(135.6)	(147.2)
Interest and financing charges capitalised		(2.9)	-	(2.9)	-
Proceeds on disposal of property, plant & equipment		0.1	-	0.1	-
Payments for acquisition of minority interests		(2.8)	-	-	-
Payments for investments		-	(1.2)	(119.1)	(122.0)
Acquisition of subsidiary net of cash acquired	30	9.1	19.6	-	-
Net cash flow from investing activities		**(270.9)**	**(178.6)**	**(256.0)**	**(262.6)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Drawdown of secured debt		-	22.4	-	22.4
Repayment of secured debt		(0.4)	(88.2)	-	(52.6)
Repayment of gold loan		-	(333.4)	-	(333.4)
Proceeds of equity issue		-	989.0	-	989.0
Underwriting expenses		-	(11.6)	-	(11.6)
Advance to subsidiary pre acquisition		(49.7)	-	-	-
Payment for treasury shares		(0.9)	(1.3)	(0.9)	(1.7)
Net cash flow from financing activities		**(51.0)**	**576.9**	**(0.9)**	**612.1**
Net increase / (decrease) in cash and cash equivalents		(109.5)	128.3	(74.5)	86.2
Cash and cash equivalents at beginning of year		174.2	47.0	122.4	43.5
Effects of exchange rate changes to cash held		-	(1.1)	-	(7.3)
Cash and cash equivalents at end of year	13	**64.7**	**174.2**	**47.9**	**122.4**

The above Statements of Cash Flows is to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 57-112.

56 LIHIR GOLD LIMITED Annual Report 2008

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied, unless otherwise stated. The financial report includes separate financial statements for Lihir Gold Limited as an individual entity and the consolidated entity consisting of Lihir Gold Limited and its subsidiaries.

All amounts are US dollars unless stated otherwise.

(i) Basis of preparation

These financial statements are presented in accordance with the PNG Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standards Board ("ASB"). These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which have been adopted by the ASB as the applicable financial reporting framework.

The preparation of financial statements in accordance with IFRSs requires a use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 2.

These financial statements have been prepared on an historical cost basis except for the following:

1. derivative financial instruments are measured at fair value
2. financial instruments at fair value through profit and loss are measured at fair value
3. available for sale financial assets are measured at fair value.

The methods used to measure fair value are discussed further in accounting policy Note (xviii) and (xix).

(ii) Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Lihir Gold Limited ("Company" or "LGL") as at balance date and the results of all subsidiaries for the year then ended. The Company and its subsidiaries together are referred to in this financial report as the "Consolidated Entity".

Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights.

Subsidiaries are consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company [refer to Note (xxxiii)].

Intercompany transactions, balances and unrealised gains and losses on transactions between Consolidated Entity companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Consolidated Entity.

Minority interests in the results and equity of an entity that is controlled by the Consolidated Entity are shown separately in the Statements of Comprehensive Income and Statements of Financial Position.

Investments in subsidiaries are accounted for at the lower of cost or recoverable amount in the separate financial statements of the Company.

(iii) Joint ventures

The Consolidated Entity's interest in an unincorporated joint venture is brought to account by including in the respective classification, the share of individual assets employed, and liabilities and expenses incurred.

(iv) Exploration and evaluation expenditure

The Consolidated Entity expenses all exploration and evaluation expenditure within an area of interest until the Directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the Directors consider the extent of exploration, the proximity to existing mine or development properties as well as the degree of confidence in the mineral resource.

Exploration and evaluation assets acquired in a business combination are initially recognised at fair value as intangible assets. Subsequently the assets are stated at cost less impairment provision. No amortisation is charged during the exploration and evaluation phase. Amortisation is charged upon commencement of commercial production. Acquired exploration and evaluation assets are tested for impairment annually until commercially viable mineral resources are established. Upon establishment of commercially viable mineral resources, exploration and evaluation assets are tested for impairment when there is an indicator of impairment.

(v) Development properties

A property is classified as a development property when a mine plan has been prepared and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral resources have been identified and are reasonably assured.

All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured.

No amortisation is provided in respect of development properties until they are reclassified as mine property assets following the commencement of commercial production.

(vi) Mine properties

Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Consolidated Entity in relation to areas of interest in which mining of a mineral resource has commenced.

When future economic benefits are established by further development expenditure in respect of a mine property, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

Value through growth and diversification 57

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The cost of each asset is depreciated or amortised over its expected useful life to reflect the continued use of the assets through to the end of the mining or processing period. The mining period is determined for each area-of-interest, with an area-of-interest defined as an individual ore body or pit.

Depreciation and amortisation of costs is provided for using the unit-of-production method. The unit-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold ore.

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively.

(vii) Deferred mining costs

In conducting mining operations it is necessary to remove overburden and other waste materials to access the orebody of open pit mines. The costs of removing waste materials are referred to as "stripping costs".

During the initial development of a mine, stripping costs are capitalised as development costs. Capitalisation of development costs ceases when saleable material is extracted from the mine; at this same time, depreciation of the capitalised development costs begins. Depreciation is calculated on a unit-of-production basis over the life of the mine. The development stage is also referred to as "preproduction".

Removal of waste materials will continue until mining operations cease. This is referred to as "production stripping" and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to the Statements of Comprehensive Income on an estimated "life-of-pit strip ratio" basis. This ratio is the proportion of deferred waste plus waste material to ore estimated to be extractable from the relevant pit in the mine. The "life-of-pit" has been determined as the most effective method of matching stripping costs to the associated ounces mined.

As ore is extracted from each pit of a mine, the ratio of waste material to ore may vary from time to time from the expected average life-of-pit strip ratio. If the actual ratio for an accounting period is higher than the estimated life-of-pit ratio, a portion of stripping costs is capitalised and deferred for recognition in the Statements of Comprehensive Income during a later period; if the ratio is less than the estimated life-of-pit ratio, then a portion of capitalised stripping costs is charged to the Statements of Comprehensive Income.

In this way, stripping costs expensed in the Statements of Comprehensive Income should reflect the life-of-pit stripping ratio. Any change in the estimated life-of-pit stripping ratio is accounted for prospectively.

Capitalised production stripping costs are classified as "Deferred Mining Costs". Capitalised development stripping costs would be reflected in "Deferred Expenditure" within "Property, Plant and Equipment".

(viii) Capitalisation of interest and financing costs

Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These costs are amortised on the same basis as the qualifying asset.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation shall be determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

(ix) Property, plant and equipment

Cost and valuation

Property, plant and equipment are stated at cost less accumulated depreciation and impairments losses/(reversals). Repairs and maintenance expenditures are expensed as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Consolidated Entity applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Consolidated Entity asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses/(reversals).

Depreciation and amortisation

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the asset's future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 – 20 years, depending on the nature of the asset. Each item's economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

58 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Approximately 90% of all fixed assets of the Consolidated Entity are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant or inferred resources if proved and probable ore reserves cannot be calculated. Assets which have an estimated useful life that is shorter than the total production period for the mining operation are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Consolidated Entity's mining fleet, equipment and other similar assets. Certain assets, such as the Consolidated Entity's processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine, are depreciated over that period on a units-of-production basis.

FIXED ASSET CLASSIFICATION	APPROXIMATE PERCENTAGE DEPRECIATED AS UNIT-OF-USE	APPROXIMATE PERCENTAGE DEPRECIATED AS STRAIGHT-LINE	DEPRECIATION RATE
Deferred expenditure	100%	-	Based on applicable reserves
Land & buildings	100%	-	Based on applicable reserves
Plant & equipment	85%	15%	2 – 20 years
Total average	**90%**	**10%**	

Leased assets are depreciated over the shorter of the lease term or the useful lives unless it is reasonably certain that the Consolidated Entity will obtain ownership by the end of the lease term. The classification land and buildings does not include land as a depreciable asset. Land is not depreciated.

Mining tenements acquired are carried at the net fair value at date of acquisition less amortisation and impairment losses. Mining tenements are amortised over the life of the mine for which the tenement relates using a unit of production method and reflecting the pattern of economic benefit to the entity.

Other assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 – 20 years depending on the nature of the asset. The lives of major assets are reviewed annually.

The total net carrying values of mine buildings, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to accounting policy Note (xii)].

Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

(x) Intangible assets

Licences and exploration rights

Licences and exploration rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of licences and exploration rights over their estimated lives. The useful lives of licences and exploration rights are dependent on renewal conditions and other specific terms and conditions of the licence/right.

Mining information

Mining information acquired is carried at the fair value at date of acquisition less amortisation and impairment losses. Mining information is amortised over the life of the mine for which the information relates using a unit of production method and reflecting the pattern of economic benefit to the entity.

Land owner share grants

Share based payments made to landowners for which the Consolidated Entity receives a future economic benefit are recognised as an intangible asset and amortised over the life of the mine or the particular economic benefit to which the payment relates, reflecting the pattern of economic benefit to the entity.

Goodwill

Goodwill arises on the acquisition of subsidiaries.

Goodwill represents the excess of cost of the acquisition over the Consolidated Entity's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill is measured at cost less accumulated impairment losses. The Consolidated Entity tests goodwill for impairment annually.

(xi) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the Statements of Financial Position date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

During the exploration and development phase, where the cost of extracting the ore exceeds the likely recoverable amount, work in progress inventory is written down to net realisable value.

Value through growth and diversification 59

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(xii) Impairment of assets

Property, plant and equipment and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised in the Statements of Comprehensive Income whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that are expected to exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Available for sale financial assets are tested for impairment when the investments' fair value is below cost and the decline in fair value is significant or prolonged.

The Consolidated Entity tests goodwill for impairment annually.

(xiii) Restoration, rehabilitation and environmental expenditure

A provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Community requirements and long–term land use objectives are also taken into account. The provision is raised when the asset is installed and the ground/environment is disturbed at the production location.

The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax risk free nominal discount rate. Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.

When the liability is initially recorded a corresponding asset, which represents future economic benefit arises and is capitalised into the cost of the related asset.

(xiv) Leases

Lihir Gold Limited as Lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Finance leases are capitalised, recording an asset equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, including any guaranteed residual values. The corresponding liability, net of finance charges, is included in other short–term and long term payables in the Statements of Financial Position. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Consolidated Entity's general policy on borrowing costs.

Assets acquired under finance leases are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases (net of any incentives received from the lessor), are charged to the Statements of Comprehensive Income on a straight-line basis.

Penalties paid for early settlement of leases are expensed.

(xv) Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Consolidated Entity may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganisation, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the estimated recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the Statements of Comprehensive Income within general and administrative costs. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative costs in the Statements of Comprehensive Income.

(xvi) Payables

Payables include liabilities and accrued expenses owing by the Consolidated Entity which are unpaid as at the balance date. The amounts are initially recorded at the fair value of the consideration to be paid in the future for goods and services received and then subsequently at amortised cost. The amounts are unsecured.

(xvii) Borrowings

Borrowings are recognised initially at the fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost.

Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the Statements of Financial Position date.

(xviii) Other non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

60 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Held to maturity investments

If the Consolidated Entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

The Consolidated Entity's investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses [see Note (xii)], and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within 12 months of the Statements of Financial Position date.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Consolidated Entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Consolidated Entity's documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in the Statements of Comprehensive Income. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the Statements of Financial Position date. The Consolidated Entity does not have any financial assets at fair value through profit or loss.

Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the Statements of Financial Position date. These are classified as non-current assets. Loans and receivables are classified as "receivables" in the Statements of Financial Position.

(xix) Derivative financial instruments and hedging activities

The Consolidated Entity uses a range of derivative financial instruments to hedge the risk of exposure arising from its operational and investment activities.

Derivatives are initially recognised at fair value on the date they are entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Consolidated Entity designates certain derivatives as either:

1. hedges of the fair value of recognised assets, liabilities or firm commitments (fair value hedge);
2. hedges of a particular cash flow risk associated with a recognised asset, liability or highly probable forecast transaction (cash flow hedge); or
3. hedges of a net investment in a foreign operation (net investment hedge).

The Consolidated Entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements of the hedging reserve in shareholder's equity are shown in the Statements of Changes in Equity. The fair value of hedging derivatives is classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting, are classified as a current asset or liability.

The Consolidated Entity does not currently have any fair value hedges.

Cash flow hedges

The Consolidated Entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. The Consolidated Entity may also use derivative financial instruments to hedge some of its exposure to foreign currency fluctuations for expected capital expenditure. The majority of the Consolidated Entity's production and capital expenditure commitments are un-hedged.

Derivative financial instruments are initially recognised in the Statements of Financial Position at fair value and are subsequently re-measured at their fair values. On the date a derivative contract is entered into, the Consolidated Entity designates the contract as a hedge against specific future production for commodity hedges or planned capital expenditure for foreign currency hedges. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.

Derivatives that are designated against future production or future capital purchases qualify as cash flow hedges and are deemed highly effective. Changes in the fair value of these derivatives are recognised in equity. Amounts deferred in equity are transferred to the Statements of Comprehensive Income and classified as hedging gains or losses in the same periods during which the hedged gold sales affect the Statements of Comprehensive Income for commodity hedges or transferred to the Statements of Financial Position in the same period in which the capital item is purchased for capital purchase hedges.

Forward Sales are transactions against which the Consolidated Entity will be obliged to physically deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue.

Sold Call Options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Consolidated Entity to deliver gold into the contract at the contracted strike price.

Value through growth and diversification 61

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Bought Put Options are transactions that will occur at the discretion of the Consolidated Entity. Should the spot price exceed the strike price of the option on the date on which the option expires, the Consolidated Entity will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised.

Gold Lease Rate Swaps against hedges entitle the Consolidated Entity to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the Statements of Comprehensive Income or the forecast capital expenditure is incurred. If the committed or forecast production or capital equipment purchase is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the Statements of Comprehensive Income.

In assessing the fair value of non-traded derivatives and other financial instruments, the Consolidated Entity obtains a valuation from an independent external party.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the Statements of Comprehensive Income within "Net change in fair value of financial instruments".

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the Statements of Comprehensive Income. Gains and losses accumulated in equity are included in the Statements of Comprehensive Income when the foreign operation is disposed.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the Statements of Comprehensive Income within "Net change in fair value of financial instruments".

Hedge book re-structure

Amounts are accumulated in equity for previously designated hedges which were discontinued at the time of the hedge book re-structure. These hedges had been effective up to the date of the re-structure and the accumulated losses which had been deferred in equity will remain there until the designated underlying forecast sale occurs. At the date of the underlying forecast sale the gain or loss relating to the effective portion is recognised in the Statements of Comprehensive Income as a non-cash hedging loss. Further information regarding the hedge book re-structure is contained in Note 24.

(xx) Share capital

Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds.

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled or transferred. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

(xxi) Share-based payments

The Consolidated Entity makes equity-settled share-based payments only. There are two types of share-based payments provided by the Consolidated Entity:

1. The Lihir Executive Share Plan (the "LESP"), which provides benefits to the executives of the Company; and
2. Share issues made to local Lihirian landowners through Mineral Resources Lihir Limited ("MRL").

Executive share plan

The Company provides benefits to employees of the Consolidated Entity in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity-settled transactions).

The costs of the equity-settled transactions outlined above are measured by reference to the fair value of the equity instrument at the date at which they are granted.

The fair value of share rights granted under the LESP is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period.

The fair value at grant date is independently determined using a Monte Carlo option pricing model that takes into account the term of the share right, the exercise price, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the share right.

The fair value of the share rights granted is adjusted to reflect market vesting conditions, but excludes the impact of non-market vesting conditions (net present value of the Company, individual performance hurdles). Non-market vesting conditions are included in assumptions about the number of share rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of share rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

The amount recognisable as an expense is adjusted to reflect the actual number of equity instruments that vest, except where forfeiture is due to market related conditions.

Share-based payments to local Lihirian landowners

The Company also had an obligation to issue shares under the 2003 Heads of Agreement ("Agreement") between the Company and MRL (representing the equity held for landowners). These shares were issued to MRL in recognition of the continued cooperative relationship between the Company and local landowners so that the Company can continue to enjoy the right to mine the land and expand the mine's activities without interruption or dispute over Lihirian equity in the operation or the Company. The share issue recognises the continued cooperative

62 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

relationship between the Company and local landowners and the change in circumstances on the island over time insofar as they affect the parties, including, for example, changes in the level of activity since the commencement of mining.

The share based payment was measured by reference to the fair value of the shares issued to MRL under the Agreement at the grant date, being the date a shared understanding of the terms and conditions existed. No vesting conditions are attached to the grant of shares. The share based payment transaction qualifies for capitalisation as an intangible asset and the expense is amortised over the finite life of the asset using a unit-of-production method. The amortisation expense is included in operating costs.

(xxii) Revenue recognition

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

1. the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Consolidated Entity;
2. the quantity and quality (grade) of the product can be determined with reasonable accuracy;
3. the product has been dispatched to the customer and is no longer under the physical control of the Consolidated Entity (or property in the product has earlier passed to the customer);
4. the selling price can be measured reliably;
5. it is probable that the economic benefits associated with the transaction will flow to the Consolidated Entity; and
6. the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

The Consolidated Entity has a number of counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Consolidated Entity no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Consolidated Entity's sales may vary depending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements.

The Consolidated Entity does not use any estimates nor apply any assumptions in recognising revenue, nor does the Consolidated Entity's sales arrangements contain any provisional pricing.

(xxiii) Hedging income / expense

In the case of the Consolidated Entity's sales of gold bullion using forward contracts, the Consolidated Entity accounts for these as cash flow hedges. For spot gold transactions, sales are recorded based on the contract terms agreed with the customer before delivery of the refined gold bullion. The terms are fixed and determinable in that there are no provisional terms, do not contain any embedded derivatives, and specifically include the agreed trade date, the agreed ounces of gold to be sold on that date, the agreed price per ounce and the agreed settlement date. All these terms are determinable before delivery of the refined gold to the customer.

The net gain or loss resulting from the use of hedging instruments is recognised separately from revenue in the Statements of Comprehensive Income.

(xxiv) Interest income

Interest income is recognised using the effective interest rate method.

(xxv) Carbon credits

Carbon emission reduction certificates produced are recognised if it is probable that expected future economic benefits will flow to the Consolidated Entity, and the rights can be measured reliably. Carbon emission reduction certificates are measured at fair value by reference to an active market. Carbon emission rights are recorded as other revenue.

(xxvi) Cash and cash equivalents

For the purpose of the Statements of Cash Flows and Statements of Financial Position, cash includes:

1. cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
2. investments in money market instruments with less than 90 days to maturity from the date of acquisition.

(xxvii) Employee benefits

Wages, Salaries, Salary at Risk, Annual Leave and Sick Leave

Liabilities arising in respect of wages and salaries, salary at risk, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liabilities are settled. These amounts are recognised in "Provisions" (for annual leave and salary at risk) and "Accounts payable and accrued liabilities" (for all other liabilities).

Long Service Leave

The liabilities for long service leave and retention initiative payments are measured at the present value of the estimated future cash outflows to be made by the Consolidated Entity resulting from employees' services provided up to the reporting date.

Liabilities for long service leave benefits and retention initiative payments not expected to be settled within twelve months are discounted using the rates attaching to the national government securities at balance date, which most closely match the terms of maturity of the related liabilities. In determining the liability for these long term employee benefits, consideration has been given to expected future increases in wage and salary rates, experience with staff departures and periods of service and statutory obligations. Related oncosts have also been included in the liability.

Defined Contribution Superannuation Plan

A defined contribution plan is a superannuation plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees' benefits relating to employee service in the current and prior periods.

The contributions made to superannuation funds by the Consolidated Entity are expensed as incurred.

Value through growth and diversification 63

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(xxviii) Provisions

Provisions are recognised when the Consolidated Entity has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Further information regarding the Consolidated Entity's rehabilitation and other provisions can be found in Note 22.

(xxix) Dividends

Dividends are recorded in the Company's financial statements in the period in which they are approved by the Company's Directors.

(xxx) Income tax

Income tax expense represents the sum of the current tax charges and deferred tax movements less any movements taken directly to equity.

The current tax expense for the year is the tax payable on the current year's taxable income. Taxable profit differs from profit as reported in the consolidated Statements of Comprehensive Income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Consolidated Entity's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the Statements of Financial Position date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each Statements of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities and current tax assets and liabilities are offset when there is a legally enforceable right to set off and when they relate to income taxes levied by the same taxation authority and the Consolidated Entity intends to settle its current tax assets and liabilities on a net basis.

Tax consolidation legislation

The wholly-owned Australian controlled entities of the Company have implemented the Australian tax consolidation legislation. The head entity, Lihir Services Australia Pty Ltd and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Australian tax consolidated group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(xxxi) Goods and service tax (GST)

Revenues, expenses and assets of operations are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of the acquisition of the asset or part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxing authority is included with receivables or payables on the Statements of Financial Position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority are presented as operating cash flow.

(xxxii) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of the Consolidated Entity are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised as a foreign exchange gain or loss in the Statements of Comprehensive Income, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Consolidated Entity companies

The results and financial position of all the Consolidated Entity entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

1. Assets and liabilities for each Statements of Financial Position presented are translated at the closing rate at the date of that Statements of Financial Position
2. Income and expenses for each Statements of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
3. All resulting exchange differences are recognised in the foreign currency translation reserve.

64 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On consolidation, exchange differences arising from the translation of any balances between entities within the Consolidated Entity, which are in substance a net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the Statements of Comprehensive Income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(xxxiii) Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. When equity instruments are issued in an acquisition, the fair value of the instruments is their published price on the date of acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Consolidated Entity's share of the identifiable net assets acquired is recorded as goodwill [refer to Note 1(x)].

(xxxiv) Segment reporting

The Consolidated Entity identifies its reportable operating segments based on the internal reports that are reviewed and used by the Managing Director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments.

Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.

(xxxv) Comparative figures

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

(xxxvi) Rounding of amounts

The Financial Statements have been rounded to the nearest $100,000 unless otherwise indicated.

NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of Financial Statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the long term price of gold, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable.

Key estimates and assumptions made in the preparation of these financial statements are described below:

Recoverability of long-lived assets

Certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of recoverable gold ounces. In addition, cash flows are projected over the life of mine, which is based on estimates of recoverable gold ounces. Estimates of recoverable gold ounces in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on recoverable gold ounces, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation.

Recoverability of non-current ore stockpiles

Certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. At year end a sensitivity analysis showed that a 10% decrease in the forward price of gold, or to the future costs to complete, would not have any effect on the carrying value of non-current ore stockpiles.

Determination of ore reserves and mineral resources and remaining mine life

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code)). Reserves and resources, if applicable, determined in this way are taken into account in the calculation of depreciation, amortisation, impairment, deferred mining costs, rehabilitation and environmental expenditure.

Value through growth and diversification 65

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

The Ballarat operation has mineral resources. The estimate of mineral resources is based primarily on: i) geological understanding; ii) geological continuity; and iii) drill hole density. Continuity along strike is generally untested and the resource shapes either extended 50m past drill hole intersections or extended to bounding crosscourses. Dip length and thickness estimates are governed by the associated fault intersections.

A range of grade estimates have been generated to accommodate for the presence of coarse gold. The initial grade estimate excludes the coarse gold component, and represents an estimate of the fine grained gold distribution only. Grade estimates incorporating coarse gold have been included at 25% and 50%.

In concluding that future economic benefits are probable, the Consolidated Entity relies on the following factors in determining technical feasibility and commercial viability:

- A resource and resource potential review conducted by independent experts appropriately qualified to opine on the existing exploration and drilling data and take into account other factors in forming their opinions;
- Clear delineation from drilling of multiple repeats of mineralised faults and structures that hosted ore bodies in the upper levels of the mine that were historically extracted. The drilling intersections are of sufficient tenor to provide certainty of continuity of mineralisation and/or repetition along strike and down dip;
- Records from the historical mining of the upper levels of the ore body which show that approximately 11 million ounces of gold was produced from structures similar to those identified in recent drilling below the historical workings;
- Well documented history of previous production and the work on the stope modelling has given a good indication of the range of size of individual ore lenses. This information has been used to model the shape of likely ore lenses intersected by drilling;
- Multiple economic cases were prepared ranging from a conservative base case, incorporating published resources only, through to an upside case. Each case incorporated various levels of resource certainty and internal views on the appropriate level of conservatism required. The case adopted for the assessment fell in the mid-range of likely outcomes modelled.

There will always be a certain level of uncertainty in grade distributions at Ballarat as a result of the presence of coarse gold. The implications of this uncertainty are that Ore Reserves as defined by the JORC committee have not and may never be achieved at Ballarat.

In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame. Where a change in estimated recoverable gold ounces is made, depreciation and amortisation is accounted for prospectively.

The determination of ore reserves, mineral resources and remaining mine life affects the carrying value of a number of the Consolidated Entity's assets and liabilities including deferred mining costs and the provision for rehabilitation.

Provision for restoration and rehabilitation obligations

Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $0.3 million increase in the liability and in the carrying value of the asset. An increase in the discount rate from 10.5% to 11.5% will result in a decrease in the liability and carrying value of the assets of $2.2 million.

Recoverability of deferred tax assets

See Note 1(xxx) and Note 12.

Unit-of-production method of depreciation

The Consolidated Entity applies the unit-of-production method for depreciation of its mine specific assets which results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining life of production. Each item's economic life, which is assessed annually, has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located. These calculations require the use of estimates and assumptions.

Deferred mining costs

The Consolidated Entity defers mining costs during the production stage of its operations which are calculated in accordance with accounting policy Note 1(vii). Changes in an individual mine's pit design or other technical and economic factors that impact reserves may result in changes to the life-of-pit ratio. Changes in the life-of-pit ratio are accounted for prospectively.

As noted above, judgements are made in designing and applying the Company's accounting policies. Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgement that warrant separate disclosure.

Estimated impairment of goodwill

The Consolidated Entity tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 1(x) and 1(xii). The recoverable amount of the Ballarat cash generating unit has been determined based on a fair value less costs to sell calculation. This calculation required the use of a number of assumptions and critical estimates. Refer to Note 19 for details of these assumptions and the potential impact of changes to the assumptions.

NOTE 3: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

The accounting policies and methods of computation are the same as those in the prior annual financial report.

Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary.

Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2008 reporting period. The Consolidated Entity's assessment of the impact of these new standards and interpretations on the financial report is set out below.

66 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 3: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS (CONTINUED)

REFERENCE	TITLE	SUMMARY	APPLICATION DATE OF STANDARD	PRELIMINARY ASSESSMENT ON THE IMPACT OF THE CONSOLIDATED ENTITY'S FINANCIAL REPORT	APPLICATION DATE FOR THE CONSOLIDATED ENTITY
IFRS 2	Share-based Payment	Amendment relating to vesting conditions and cancellations.	Annual period beginning on or after 1 January 2009.	The Consolidated Entity has share-based payment transactions that may be affected by these amendments. The Consolidated Entity has yet to determine the extent of the impact, if any.	Annual period beginning on or after 1 January 2009.
IFRS 3	Business Combinations	Comprehensive revision on applying the acquisition method.	Annual periods beginning on or after 1 July 2009.	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009.
IFRS 7	Financial Instruments: Disclosures	Amendments for disclosure of eligible hedged items.	Annual periods beginning on or after 1 July 2009.	IFRS 7 is a disclosure standard so will have no direct impact on the amounts disclosed in the Consolidated Entity's financial statements.	Annual periods beginning on or after 1 July 2009.
IAS 1	Presentation of Financial Statements	Amendments relating to disclosure of puttable instruments and obligations arising on liquidation.	Annual periods beginning on or after 1 January 2009.	At present the Consolidated Entity has no puttable financial instruments as defined under IAS 32 therefore the amendment would have no impact for the Consolidated Entity as at 31 December 2008.	Annual periods beginning on or after 1 January 2009.
IAS 27	Consolidated and Separate Financial Statements	Consequential amendments arising from amendments to IFRS 3.	Annual periods beginning on or after 1 July 2009.	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009.
IAS 28	Investments in Associates	Consequential amendments arising from amendments to IFRS 3.	Annual periods beginning on or after 1 July 2009.	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009.
IAS 31	Interest in Joint Ventures	Consequential amendments arising from amendments to IFRS 3.	Annual periods beginning on or after 1 July 2009.	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 July 2009.
IAS 32	Financial Instruments: Presentation	Amendments relating to puttable instruments and obligations arising from liquidation.	Annual periods beginning on or after 1 January 2009.	At present the Consolidated Entity has no puttable financial instruments as defined under IAS 32 therefore the amendment would have no impact for the Consolidated Entity as at 31 December 2008.	Annual periods beginning on or after 1 January 2009.
IAS 39	Financial Instruments: Recognition and Measurement	Amendments for eligible hedged items.	Annual periods beginning on or after 1 July 2009.	The Consolidated Entity has not yet determined the extent of the impact of these amendments, if any.	Annual periods beginning on or after 1 July 2009.
IFRIC 15	Agreements for the construction of real estate	This interpretation provides clarification of the accounting for agreements for the construction of real estate.	Annual periods beginning on or after 1 January 2009.	Not applicable.	Annual periods beginning on or after 1 January 2009.

Value through growth and diversification 67

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 3: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS (CONTINUED)

REFERENCE	TITLE	SUMMARY	APPLICATION DATE OF STANDARD	PRELIMINARY ASSESSMENT ON THE IMPACT OF THE CONSOLIDATED ENTITY'S FINANCIAL REPORT	APPLICATION DATE FOR THE CONSOLIDATED ENTITY
IFRIC 16	Hedges of a net investment in a foreign operation	This interpretation provides clarification for the accounting for hedges of a net investment in a foreign operation.	Annual periods beginning on or after 1 October 2009.	The Consolidated Entity has not yet determined the extent of the impact of these amendments, if any.	Annual periods beginning on or after 1 October 2009.
IFRIC 17	Guidance on distributions of non-cash items to owners	This interpretation provides clarification for the accounting for distributions of non cash items to owners.	Annual periods beginning on or after 1 July 2009.	Not applicable.	Annual periods beginning on or after 1 July 2009.
Amendments to IFRS	Various	Improvements to International Financial Reporting Standards.	Annual periods beginning on or after 1 January 2009.	The Consolidated Entity has not yet determined the extent of the impact of these amendments, if any.	Annual periods beginning on or after 1 January 2009.

NOTE 4: INTEREST IN UN-INCORPORATED JOINT VENTURE ASSETS

The Consolidated Entity has interests in two un-incorporated joint ventures. A 50.1% interest in the Dalgaranga Gold Mines joint venture, which is no longer operating and a 95% interest in the TD Continental exploration joint venture. The Consolidated Entity's share of assets in both of these joint ventures is immaterial.

NOTE 5: SEGMENT REPORTING

Identification of reportable segments

The Consolidated Entity has identified its reportable operating segments based on the internal reports that are reviewed and used by the Managing Director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Accordingly, the Statements of Comprehensive Income includes mine operating earnings as a measure of this operational performance.

The reportable operating segments are based on geographical locations as this is the source of the Consolidated Entity's major assets and operating activities which have the most effect on rates of return. The operating performance of each of these segments is reported to the Managing Director and his management team on at least a monthly basis.

During the current reporting period all the assets of Equigold NL were acquired by the Consolidated Entity so a third reportable geographic segment of Africa is reported this year for the first time.

Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.

Types of products

The Consolidated Entity operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver and carbon emission reduction certificates.

Accounting policies and inter-segment transactions

Segment information is prepared in conformity with the accounting policies of the Company as disclosed in Note 1 and Accounting Standard IFRS 8 "Operating Segments". The following items are not allocated to operating segments as they are not considered part of the core operations of any segment:

- Interest revenue
- Finance costs
- Hedging gains or losses
- Income taxes
- Corporate expenses

So as to ensure there are no asymmetrical allocations to reportable segments, the following assets and liabilities have been excluded from operating segments:

- Cash and cash equivalents
- Current and deferred tax balances
- Interest bearing loans and borrowings
- Derivative financial instruments
- Assets and liabilities of the corporate office

Transfer prices between segments are set on an arms' length basis in a manner similar to transactions with third parties.

68 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 5: SEGMENT REPORTING (CONTINUED)

REPORTING BY GEOGRAPHICAL SEGMENTS

PROFIT AND LOSS YEAR ENDED 31 DECEMBER 2008	PAPUA NEW GUINEA US$M	AUSTRALIA (MOUNT RAWDON/ KIRKALOCKA) US$M	AUSTRALIA (BALLARAT) US$M	AFRICA US$M	UNALLOCATED US$M	TOTAL CONSOLIDATED ENTITY US$M
Revenue from external customers	667.1	60.0	7.0	21.5	-	755.6
Cost of sales (excluding depreciation and amortisation)	(322.3)	(33.2)	(7.0)	(5.0)	1.0	(366.5)
Mine EBITDA	344.8	26.8	-	16.5	1.0	389.1
Non-cash cost of sales						
Depreciation and amortisation of mineral reserves	-	(14.2)	-	(12.0)	-	(26.2)
Other depreciation and amortisation	(66.0)	(1.9)	-	(7.7)	(0.9)	(76.5)
	(66.0)	(16.1)	-	(19.7)	(0.9)	(102.7)
Change in inventories and deferred waste	15.2	-	-	2.8	-	18.0
Gross profit from mining activities	294.0	10.7	-	(0.5)	0.1	304.3
Corporate expense	-	-	-	(0.9)	(31.0)	(31.9)
Project studies	(2.6)	-	-	-	-	(2.6)
Exploration expense	(5.8)	-	(0.4)	(2.3)	-	(8.5)
Operating profit / (loss) before other income / (expense)	285.6	10.7	(0.4)	(3.7)	(30.9)	261.3
Hedging profit / (loss)	-	-	-	-	(75.5)	(75.5)
Other income and (expenses)	(28.0)	-	-	-	(3.0)	(31.0)
Net finance costs	-	-	-	-	7.2	7.2
Profit / (loss) before income tax	257.6	10.7	(0.4)	(3.7)	(102.2)	162.0
Income tax expense						(51.8)
Net profit / (loss) after tax						110.2
Ounces produced (Kozs)	772	63	10	37	-	
Total cash costs per ounce	406	407	-	307	-	
Capital expenditure	141	1	108	27	1	

Value through growth and diversification 69

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 5: SEGMENT REPORTING (CONTINUED)

PROFIT AND LOSS YEAR ENDED 31 DECEMBER 2007	PAPUA NEW GUINEA US$M	AUSTRALIA (MOUNT RAWDON/ KIRKALOCKA) US$M	AUSTRALIA (BALLARAT) US$M	AFRICA US$M	UNALLOCATED US$M	TOTAL[1] CONSOLIDATED ENTITY US$M
Revenue from external customers	497.6	-	0.8	-	-	498.4
Cost of sales (excluding depreciation and amortisation)	(224.5)	-	(0.8)	-	-	(225.3)
Mine EBITDA	273.1	-	-	-	-	273.1
Non-cash cost of sales						
Depreciation and amortisation of mineral reserves	-	-	-	-	-	-
Other depreciation and amortisation	(50.3)	-	-	-	(0.1)	(50.4)
Change in inventories and deferred waste	14.4	-	-	-	-	14.4
Gross profit from mining activities	237.2	-	-	-	(0.1)	237.1
Corporate expense	-	-	-	-	(25.3)	(25.3)
Project studies	(7.5)	-	-	-	-	(7.5)
Exploration expense	(8.2)	-	(0.2)	-	-	(8.4)
Operating profit / (loss) before other income / (expense)	221.5	-	(0.2)	-	(25.4)	195.9
Hedging profit / (loss)	-	-	-	-	(97.2)	(97.2)
Other income and (expenses)	(13.0)	-	-	-	0.1	(12.9)
Net finance costs	-	-	-	-	(121.6)	(121.6)
Profit / (loss) before income tax	208.5	-	(0.2)	-	(244.1)	(35.8)
Income tax expense						11.7
Net profit / (loss) after tax						(24.1)
Ounces produced (Kozs)	700	-	1.1	-	-	
Total cash costs per ounce	305	-	-	-	-	
Capital expenditure	149	-	58	-	-	

(1) Restated (refer Note 35)

70 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 5: SEGMENT REPORTING (CONTINUED)

BALANCE SHEET	PAPUA NEW GUINEA US$M	AUSTRALIA (MOUNT RAWDON/ KIRKALOCKA) US$M	AUSTRALIA (BALLARAT) US$M	AFRICA US$M	UNALLOCATED US$M	TOTAL CONSOLIDATED ENTITY US$M
As at 31 December 2008						
Assets and liabilities						
Segment assets	1,745.1	203.1	476.6	667.2	271.8	3,363.8
Segment liabilities	(85.0)	(24.6)	(19.2)	(13.2)	(294.3)	(436.3)
As at 31 December 2007[1]						
Assets and liabilities						
Segment assets	1,578.6	-	481.9	-	243.8	2,304.3
Segment liabilities	(79.2)	-	(11.6)	-	(45.0)	(135.8)

(1) Restated (refer Note 35)

Major customers

The Consolidated Entity does not rely on any major customers for the sale of gold. Gold sales are regularly transacted on a spot basis with various institutions in the market place and although more than 10% of revenue may be derived from certain institutions this is solely at the discretion of the Consolidated Entity. The following table shows customers with transactions amounting to 10% or more of revenues, and the segment reporting the revenue. The customers are identified and ranked in the order of their contribution to revenue and accordingly in any given reporting period the identification of a customer may differ.

CUSTOMER	2008 $M	SEGMENT REPORTING REVENUE
1	89.1	Papua New Guinea / Africa
2	82.7	Papua New Guinea
3	79.2	Papua New Guinea
4	77.5	Papua New Guinea

CUSTOMER	2007 $M	SEGMENT REPORTING REVENUE
1	86.6	Papua New Guinea
2	55.1	Papua New Guinea
3	52.3	Papua New Guinea

Value through growth and diversification 71

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 6: REVENUE

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Gold sales	749.7	493.0	662.4	492.2
Silver sales	1.4	0.1	0.2	0.1
Other revenue[1]	4.5	5.3	4.5	5.3
	755.6	**498.4**	**667.1**	**497.6**

(1) Other revenue includes certified emission reduction certificate credits

NOTE 7: EMPLOYEE EXPENSES

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Equity settled share-based payment compensation	4.7	2.9	0.9	0.7
Other personnel expenses	88.1	66.0	71.5	57.2
	92.8	**68.9**	**72.4**	**57.9**

NOTE 8: COST OF SALES

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Operating costs	(459.5)	(304.6)	(435.2)	(303.8)
Royalties, levies & production taxes	(17.8)	(13.2)	(15.5)	(13.2)
Refining costs	(3.6)	(0.5)	(3.4)	(0.5)
Depreciation & amortisation	(102.7)	(50.4)	(66.7)	(50.3)
Deferred mining costs	40.0	70.0	36.1	70.0
Changes in inventories	94.2	41.2	87.7	41.2
Stores inventories obsolescence	(0.1)	(0.8)	(0.1)	(0.8)
Foreign exchange loss	(1.8)	(3.0)	(1.8)	(3.0)
	(451.3)	**(261.3)**	**(398.9)**	**(260.4)**

NOTE 9: HEDGING LOSS

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Cash hedging loss	(9.9)	(21.4)	-	(21.4)
Non-cash hedging loss[1]	(65.6)	(75.8)	(76.7)	(75.8)
	(75.5)	**(97.2)**	**(76.7)**	**(97.2)**

(1) Reflecting $76.7 million from the closed-out LGL hedge book in 2007 and the net effect, after fair value adjustments, of delivering into the acquired Equigold hedge book.

72 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 10: OTHER INCOME AND EXPENSES

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Other income				
Other income	0.3	-	-	-
	0.3	**-**	**-**	**-**
Other expenses				
Impairment of listed equity securities[1]	(3.2)	-	-	-
Property, plant and equipment disposal loss	(28.1)	(13.8)	(28.0)	(13.8)
	(31.3)	**(13.8)**	**(28.0)**	**(13.8)**

(1) Listed share investments with a significant or prolonged decline in fair value below cost have been impaired. The impairment loss is equivalent to the difference in the listed market valuation at 31 December 2008 and the cost of the respective securities.

NOTE 11: FINANCIAL INCOME AND EXPENSES

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Financial income				
Interest income	3.5	9.7	1.5	6.6
Foreign exchange gain	4.2	-	-	-
Gold lease rate fees	-	0.3	-	0.3
Other income	0.1	0.9	-	0.8
	7.8	**10.9**	**1.5**	**7.7**
Financial expenses				
Loss on repayment of gold loan	-	(117.9)	-	(117.9)
Foreign exchange loss	-	(5.8)[1]	-	(5.8)[1]
Interest expense on debt facilities	-	(4.8)	-	(4.8)
Other interest & financing	(0.6)	(3.1)	(0.3)	(2.1)
	(0.6)	**(131.6)**	**(0.3)**	**(130.6)**

(1) Represents realised foreign exchange in relation to un-favourable movements arising from receiving funds from the capital raising in A$ transaction and locking in the purchase cost of gold for the close out of the hedge book as well as settling other foreign denominated application of funds, including the repayment of debt facilities and investment in subsidiary.

Value through growth and diversification 73

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 12: INCOME TAX

Income tax expense for the year has been calculated as follows:

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007(1)	2008	2007(1)
Income Tax Expense				
Current tax	-	-	-	-
Under / (over) provided in prior years	-	-	-	-
	-	-	-	-
Deferred tax	52.3	(10.1)	47.3	(10.2)
Under / (over) provided in prior years	(0.5)	(1.6)	-	(1.8)
	51.8	**(11.7)**	**47.3**	**(12.0)**
Total income tax expense / (benefit)	**51.8**	**(11.7)**	**47.3**	**(12.0)**
The tax on the Consolidated Entity's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to profits of the Company as follows:				
Numerical reconciliation of income tax expense to prima facie tax payable				
Profit / (loss) before tax	**162.0**	**(35.8)**	**150.4**	**(36.8)**
Deduct Côte d'Ivoire profit not taxable under tax holiday	(4.4)	-	-	-
	157.6	**(35.8)**	**150.4**	**(36.8)**
Prima facie income tax expense on before tax profit at 30%	47.3	(10.7)	45.1	(11.0)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income				
- Expenses not deductible / (Income not taxable) for tax purposes	5.1	1.0	2.3	1.0
- Recognition of tax losses not previously recognised	-	(0.2)	-	-
- Section 72A double deductions	(0.1)	(0.2)	(0.1)	(0.2)
	52.3	**(10.1)**	**47.3**	**(10.2)**
Adjustment for current tax of prior periods				
Over provided in prior years	(0.5)	(1.6)	-	(1.8)
Tax expense / (benefit)	**51.8**	**(11.7)**	**47.3**	**(12.0)**

(1) Restated (refer Note 35)

74 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 12: INCOME TAX (CONTINUED)

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007[1]	2008	2007[1]
Deferred Income Tax				
Deferred tax assets	230.8	244.4	169.5	195.6
Deferred tax liabilities	(414.4)	(185.3)	137.9	(94.3)
	(183.6)	**59.2**	**31.6**	**101.3**
The gross movement of the deferred tax account is as follows:				
Balance at beginning of year	59.2	93.5	101.3	93.5
Credited / (charged) to profit and loss	(51.9)	11.7	(47.3)	12.0
Acquired on business combination	(188.0)	(37.5)	-	-
Translation adjustments	27.7	(3.8)	-	-
Tax charged to equity	(30.6)	(4.7)	(22.4)	(4.2)
Balance at end of year	**(183.6)**	**59.2**	**31.6**	**101.3**
Deferred tax asset – PNG	**31.6**	**101.3**	**31.6**	**101.3**
Deferred tax – CDI	**-**	**-**	**-**	**-**
Deferred tax liability – Australia	**(215.2)**	**(42.1)**	**-**	**-**

(1) Restated (refer Note 35)

Value through growth and diversification 75

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 12: INCOME TAX (CONTINUED)

The Consolidated Entity has a legally enforceable right to offset current tax assets and liabilities where levied by the same taxation authority. Deferred tax assets and liabilities are offset by the Consolidated Entity to the extent that they relate to the same taxable entity and are levied by the same taxation authority.

Movements in deferred tax assets and deferred tax liabilities

CONSOLIDATED ENTITY

DEFERRED TAX ASSETS	ACCELERATED TAX DEPRECIATION	PROVISIONS OF ASSETS	DERIVATIVES	TAX LOSSES	MINING TENEMENTS	OTHER[1]	TOTAL[2]
At 1 January 2007	-	**8.9**	**99.8**	**72.9**	-	**0.4**	**182.0**
Credited / (charged) to profit and loss	-	3.1	(0.3)	30.5	-	1.8	**35.1**
Acquired on business combination	-	-	-	29.3	-	2.9	**32.2**
Credited / (charged) to equity	-	-	(99.5)	95.0	-	(0.4)	**(4.9)**
At 1 January 2008	-	**12.0**	-	**227.7**	-	**4.7**	**244.4**
Credited / (charged) to profit and loss	-	(1.2)	0.1	(20.6)	-	(4.5)	**(26.2)**
Translation Adjustment	-	2.3	3.9	-	-	1.0	**7.2**
Acquired on business combination	-	4.0	15.8	-	-	4.0	**23.8**
Charged to equity	-	-	(4.1)	(15.7)	-	1.4	**(18.4)**
At 31 December 2008	-	**17.1**	**15.7**	**191.4**	-	**6.6**	**230.8**

DEFERRED TAX LIABILITIES	ACCELERATED TAX DEPRECIATION	CONSUMABLE STORES	DEFERRED MINING	PREPAID INSURANCE	MINING TENEMENTS	DERIVATIVES	OTHER[1]	TOTAL[2]
At 1 January 2007	**(40.6)**	**(4.2)**	**(44.5)**	**(0.2)**	-	-	**1.0**	**(88.5)**
Charged/(credited) to profit and loss	2.5	(2.2)	(21.5)	(0.6)	-	-	(1.5)	**(23.3)**
Acquired on business combination	-	-	-	-	(66.8)	-	(6.9)	**(73.7)**
(Credited)/charged to equity	-	-	-	-	-	-	0.2	**0.2**
At 1 January 2008	**(38.1)**	**(6.4)**	**(66.0)**	**(0.8)**	**(66.8)**	-	**(7.2)**	**(185.3)**
Charged/(credited) to profit and loss	(20.3)	(8.3)	(10.0)	-	(0.4)	(0.4)	13.7	**(25.6)**
Translation Adjustment	-	-	(0.2)	-	20.4	-	0.3	**20.5**
Acquired on business combination	-	-	(0.9)	-	(209.5)	-	(1.4)	**(211.8)**
Charged to equity	-	-	-	-	-	-	(12.2)	**(12.2)**
At 31 December 2008	**(58.4)**	**(14.7)**	**(77.1)**	**(0.8)**	**(256.3)**	**(0.4)**	**(6.8)**	**(414.4)**

(1) Other includes share-based payments
(2) Restated (refer Note 35)

Deferred income tax assets are recognised for tax losses carried forward and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. Where the tax losses relate to PNG they can be carried forward for a period not exceeding 20 years. The tax losses arising in the Australian jurisdiction can be carried forward indefinitely. The Consolidated Entity is entitled to a tax holiday in Côte d'Ivoire in respect of taxable profits generated through mining operations in that jurisdiction. Any tax losses generated in Côte d'Ivoire may be carried forward for a period not exceeding 5 years from the end of the year in which the losses are incurred. Tax losses generated through depreciation may be carried forward indefinitely.

76 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 12: INCOME TAX (CONTINUED)

COMPANY

DEFERRED TAX ASSETS	ACCELERATED TAX DEPRECIATION	PROVISIONS OF ASSETS	DERIVATIVES	TAX LOSSES	MINING TENEMENTS	OTHER[1]	TOTAL[2]
At 1 January 2007	-	8.8	99.8	72.9	-	0.4	181.9
Credited / (charged) to profit and loss	-	2.4	(0.3)	15.4	-	0.7	18.2
Acquired on business combination	-	-	-	-	-	-	-
Credited / (charged) to equity	-	-	(99.5)	95.0	-	-	(4.5)
At 1 January 2008	-	11.2	-	183.3	-	1.1	195.6
Credited / (charged) to profit and loss	-	2.1	-	(8.6)	-	2.0	(4.5)
Acquired on business combination	-	-	-	-	-	-	-
Charged to equity	-	-	-	(23.0)	-	1.4	(21.6)
At 31 December 2008	-	13.3	-	151.7	-	4.5	169.5

DEFERRED TAX LIABILITIES	ACCELERATED TAX DEPRECIATION	CONSUMABLE STORES	DEFERRED MINING	PREPAID INSURANCE	DERIVATIVES	OTHER[1]	TOTAL[2]
At 1 January 2007	(40.4)	(4.2)	(44.5)	(0.2)	-	1.0	(88.3)
Charged/(credited) to profit and loss	19.5	(2.2)	(21.8)	(0.6)	-	(1.1)	(6.2)
Acquired on business combination	-	-	-	-	-	-	-
(Credited)/charged to equity	-	-	-	-	-	0.2	0.2
At 1 January 2008	(20.9)	(6.4)	(66.3)	(0.8)	-	0.1	(94.3)
Charged/(credited) to profit and loss	(24.4)	(8.2)	(10.1)	-	-	(0.6)	(43.3)
Acquired on business combination	-	-	-	-	-	-	-
(Credited)/charged to equity	-	-	-	-	(0.3)	-	(0.3)
At 31 December 2008	(45.3)	(14.6)	(76.4)	(0.8)	(0.3)	(0.5)	(137.9)

(1) Other includes share-based payments

(2) Restated (refer Note 35)

Deferred income tax assets are recognised for tax losses carried forward and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. Where the tax losses relate to PNG they can be carried forward for a period not exceeding 20 years.

Value through growth and diversification 77

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 12: INCOME TAX (CONTINUED)

INCOME TAX ON OTHER COMPREHENSIVE INCOME

	CONSOLIDATED ENTITY $M			COMPANY $M		
2008	BEFORE TAX	TAX EFFECT	NET OF TAX	BEFORE TAX	TAX EFFECT	NET OF TAX
Exchange difference on translation of foreign operations	(158.5)	(11.5)	(170.0)	-	-	-
Deferred loss on cash flow hedges	44.0	(19.6)	24.4	77.2	(23.2)	54.0
Net change in fair value of available for sale financial assets	(2.2)	0.5	(1.7)	-	-	-
Other comprehensive income	**(116.7)**	**(30.6)**	**(147.3)**	**77.2**	**(23.2)**	**54.0**

	CONSOLIDATED ENTITY $M			COMPANY $M		
2007	BEFORE TAX	TAX EFFECT	NET OF TAX	BEFORE TAX	TAX EFFECT	NET OF TAX
Exchange difference on translation of foreign operations	42.6	-	42.6	-	-	-
Deferred loss on cash flow hedges	38.7	(4.5)	34.2	38.7	(4.3)	34.4
Net change in fair value of available for sale financial assets	1.2	(0.4)	0.8	-	-	-
Other comprehensive income	**82.5**	**(4.9)**	**77.6**	**38.7**	**(4.3)**	**34.4**

NOTE 13: CASH AND CASH EQUIVALENTS

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	**2007**	**2008**	**2007**
Cash at bank and on hand	64.7	44.7	47.9	42.1
Short term deposits with financial institutions	-	129.5	-	80.3
	64.7	**174.2**	**47.9**	**122.4**

Under the Bank of PNG "Summary Foreign Exchange Guidelines", the Company's exports and export related receipts can be undertaken without exchange control authority, so long as the transactions occur through a foreign currency account that has been previously approved by the Bank of PNG and the monthly reporting requirements are completed.

For exchange authority to be given for a foreign currency account, the Company must have a regular and significant foreign currency income from export of physical goods and significant contractual obligations existing to overseas residents. The Company must report on a monthly basis via Balance of Payment Forms (BOP Forms).

Under the exchange controls in Côte d'Ivoire there are certain restrictions on the transfer of funds out of country to the Company or any of its subsidiaries located outside of Côte d'Ivoire. At 31 December 2008 total cash held in Côte d'Ivoire was $12.6 million (2007: nil).

78 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 14: NOTE TO STATEMENTS OF CASH FLOWS

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Reconciliation of cash flow from operating activities to operating profit after tax				
Net profit / (loss) after tax	**110.2**	**(24.1)**	**103.1**	**(24.8)**
Add back non-cash items:				
Depreciation and amortisation	102.7	50.4	66.7	50.3
Fair value losses	-	0.4	-	0.4
Provision for doubtful debts	0.7	1.3	0.7	1.3
Non-cash hedging loss	65.6	75.4	76.6	75.4
Impairment losses	3.2	-	-	-
Other non-cash items	(0.8)	(0.7)	1.1	(0.7)
Share based payment expenses	4.7	2.9	0.9	0.7
Hedge book restructure payments and receipts				
Purchase of gold to close out hedge book	-	(648.4)	-	(648.4)
Receipts on close out of hedge book	-	279.9	-	279.9
Add back items presented in investing or financing				
(Profit) / loss on disposal of assets	27.9	13.8	28.0	13.8
Interest income	(3.5)	(9.7)	(1.5)	(6.6)
Interest and financing costs	0.2	117.9	-	117.9
Change in operating assets and liabilities net of purchase of subsidiary and translation differences				
(Increase) / decrease in debtors and prepayments	(8.0)	(6.0)	(5.4)	(5.6)
(Increase) / decrease in inventories	(107.4)	(54.3)	(103.4)	(54.7)
(Increase) / decrease in deferred mining costs	(36.4)	(70.0)	(36.0)	(70.0)
Increase / (decrease) in operating payables	(1.8)	12.7	1.5	13.8
Increase / (decrease) in operating provisions	(1.3)	7.1	2.8	6.0
Increase / (decrease) in provision for income taxes payable	4.6	(0.3)	-	-
Increase / (decrease) in provision for deferred income tax	51.8	(18.3)	47.3	(12.0)
Net cash flow from operating activities	**212.4**	**(270.0)**	**182.4**	**(263.3)**

NOTE 15: RECEIVABLES

CURRENT				
Other amounts receivable from third parties	25.9	19.1	20.4	17.1
Less: Provision for impairment	(4.9)	(4.2)	(5.0)	(4.2)
Other debtors - related parties and controlled entities	-	-	5.4	2.1
	21.0	**14.9**	**20.8**	**15.0**
NON-CURRENT				
Other debtors - related parties and controlled entities	-	-	-	-
Other amounts receivable from third parties	0.4	0.4	0.5	0.4
	0.4	**0.4**	**0.5**	**0.4**

Value through growth and diversification 79

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 16: INVENTORIES

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
CURRENT				
Stores at net realisable value	74.2	55.8	71.8	55.8
Ore stockpiles	47.7	39.9	41.2	39.9
Gold in circuit	7.9	3.9	5.2	3.9
Finished goods	10.2	3.2	4.5	3.1
	140.0	**102.8**	**122.7**	**102.7**
NON-CURRENT				
Ore stockpiles	255.0	169.1	252.6	169.1
	255.0	**169.1**	**252.6**	**169.1**

NOTE 17: DEFERRED MINING COSTS

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
NON-CURRENT				
Deferred mining costs	259.5	218.3	254.4	218.3
	259.5	**218.3**	**254.4**	**218.3**

Movements:

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Carrying amount at start of year	218.3	148.3	218.3	148.3
- Acquired on business combination	2.9	-	-	-
- Cash overburden costs attributable to current year mining activity	(7.7)	(49.7)	(7.7)	(49.7)
- Non-cash overburden costs attributable to current year mining activity[(1)]	(1.0)	(10.5)	(1.0)	(10.5)
- Total cash costs of material mined during the period (cash)	41.7	110.8	38.7	110.8
- Total non-cash costs of material mined during the period	6.2	19.4	6.1	19.4
- Translation adjustments	(0.9)	-	-	-
Carrying amount at end of year	**259.5**	**218.3**	**254.4**	**218.3**

(1) Non-cash costs comprise depreciation and amortisation on operating property, plant and equipment.

80 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 18: PROPERTY, PLANT AND EQUIPMENT

		CONSOLIDATED ENTITY $M		COMPANY $M	
	NOTE	2008	2007(1)	2008	2007
LAND AND BUILDINGS					
Cost brought forward		125.7	118.8	124.6	118.8
Transfers from capital works in progress		9.5	5.8	9.5	5.8
Assets acquired through business combination	30	1.5	1.0	-	-
Translation adjustments		(0.9)	0.1	-	-
Disposals		(1.9)	-	(0.7)	-
Cost carried forward		**133.9**	**125.7**	**133.4**	**124.6**
Depreciation brought forward		(31.6)	(28.3)	(31.6)	(28.3)
Disposals		0.2	-	0.2	-
Charge for the year		(4.2)	(3.3)	(4.2)	(3.3)
Depreciation carried forward		**(35.6)**	**(31.6)**	**(35.6)**	**(31.6)**
Net book value		**98.3**	**94.1**	**97.8**	**93.0**
PLANT AND EQUIPMENT					
Cost brought forward		965.9	701.2	957.9	699.4
Additions		15.8	6.2	-	5.9
Transfers from capital works in progress		217.4	278.9	81.9	275.1
Assets acquired through business combination	30	27.2	2.6	-	-
Translation adjustments		(7.9)	0.3	-	-
Reclassification		-	(5.2)	-	(5.2)
Disposals / transfers		(42.1)	(18.1)	(43.5)	(17.3)
Cost carried forward		**1,176.3**	**965.9**	**996.3**	**957.9**
Depreciation brought forward		(283.0)	(247.5)	(282.1)	(247.5)
Charge for the year		(64.9)	(38.3)	(51.5)	(38.2)
Reclassification		-	0.2	-	0.2
Disposals		17.7	2.6	15.0	3.4
Depreciation carried forward		**(330.2)**	**(283.0)**	**(318.6)**	**(282.1)**
Net book value		**846.1**	**682.9**	**677.7**	**675.8**
DEFERRED DEVELOPMENT					
Cost brought forward		639.1	290.9	297.6	290.9
Additions		105.1	41.6	-	-
Transfers from capital works in progress		42.0	10.3	42.0	6.7
Assets acquired through business combination	30	6.3	267.5	-	-
Translation adjustments		(86.8)	28.8	-	-
Disposals / transfers		(2.1)	-	(2.1)	-
Cost carried forward		**703.6**	**639.1**	**337.5**	**297.6**
Depreciation brought forward		(101.3)	(93.2)	(101.3)	(93.2)
Charge for the year		(12.9)	(8.1)	(10.9)	(8.1)
Disposals		0.4	-	0.4	-
Depreciation carried forward		**(113.8)**	**(101.3)**	**(111.8)**	**(101.3)**
Net book value		**589.8**	**537.8**	**225.7**	**196.3**

(1) Restated (refer Note 35)

Value through growth and diversification 81

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 18: PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

		CONSOLIDATED ENTITY $M		COMPANY $M	
	NOTE	2008	2007[1]	2008	2007
MINE PROPERTIES					
Cost brought forward		-	-	-	-
Assets acquired through business combination	30	624.1	-	-	-
Translation adjustments		(67.7)	-	-	-
Cost carried forward		**556.4**	**-**	**-**	**-**
Depreciation brought forward		-	-	-	-
Charge for the year		(26.2)	-	-	-
Disposals		-	-	-	-
Depreciation carried forward		**(26.2)**	**-**	**-**	**-**
Net book value		**530.2**	**-**	**-**	**-**
CAPITAL WORKS IN PROGRESS					
Cost brought forward		107.7	205.0	64.4	205.0
Additions		183.2	171.5	153.0	147.0
Transfers		(268.9)	(295.0)	(133.4)	(287.6)
Assets acquired through business combination	30	83.8	23.6	-	-
Translation adjustments		(15.2)	2.6	-	-
Costs carried forward		**90.6**	**107.7**	**84.0**	**64.4**
REHABILITATION					
Cost brought forward		5.2	6.8	5.2	6.8
Assets acquired through business combination	30	2.2	-	-	-
Additions / (deductions)		6.7	(1.6)	4.8	(1.6)
Cost carried forward		**14.1**	**5.2**	**10.0**	**5.2**
Amortisation brought forward		(2.7)	(2.5)	(2.7)	(2.5)
Charge for the year		(0.2)	(0.2)	(0.1)	(0.2)
Amortisation carried forward		**(2.9)**	**(2.7)**	**(2.8)**	**(2.7)**
Net book value		**11.2**	**2.5**	**7.2**	**2.5**
Total property, plant & equipment		**2,166.2**	**1,425.0**	**1,092.4**	**1,032.0**

Included in property, plant and equipment is capitalised interest and financing costs of $2.9 million (2007: $1.1 million). During the period the Company utilised credit facilities to borrow funds specifically for the purpose of purchasing capital items for the expansion project. 100% of the interest cost on the funds borrowed for this purpose has been capitalised.

(1) Restated (refer Note 35)

82 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 19: INTANGIBLE ASSETS

	NOTE	CONSOLIDATED ENTITY $M		COMPANY $M	
		2008	2007[1]	2008	2007
MINING INFORMATION					
Cost brought forward		49.2	-	-	-
Acquired through business combination	30	-	44.5	-	-
Translation adjustments		(10.4)	4.7	-	-
Cost carried forward		**38.8**	**49.2**	**-**	**-**
Closing net book value		**38.8**	**49.2**	**-**	**-**
EXPLORATION RIGHTS					
Cost brought forward		1.9	-	-	-
Acquired through business combination	30	162.3	1.7	-	-
Translation adjustments		(0.2)	0.2	-	-
Cost carried forward		**164.0**	**1.9**	**-**	**-**
Closing net book value		**164.0**	**1.9**	**-**	**-**
LICENSES					
Cost brought forward		0.1	-	-	-
Acquired through business combination	30	-	0.1	-	-
Translation adjustments		(0.1)	-	-	-
Cost carried forward		**-**	**0.1**	**-**	**-**
Closing net book value		**-**	**0.1**	**-**	**-**
GOODWILL					
Cost brought forward		35.3	-	-	-
Acquired through business combination	30	165.2	31.7	-	-
Translation adjustments		(7.2)	3.6	-	-
Cost carried forward		**193.3**	**35.3**	**-**	**-**
Closing net book value		**193.3**	**35.3**	**-**	**-**
OTHER INTANGIBLE ASSETS					
Cost brought forward		7.7	5.2	7.7	5.2
Acquired through business combination	30	16.2	-	-	-
Disposals		(0.2)	-	-	-
Additions		-	2.5	-	2.5
Cost carried forward		**23.7**	**7.7**	**7.7**	**7.7**
Amortisation brought forward		(0.7)	(0.2)	(0.7)	(0.2)
Charge for the year[2]		(1.8)	(0.5)	(0.7)	(0.5)
Amortisation carried forward		**(2.5)**	**(0.7)**	**(1.4)**	**(0.7)**
Closing net book value		**21.2**	**7.0**	**6.3**	**7.0**
Total intangible assets		**417.3**	**93.5**	**6.3**	**7.0**

(1) Restated (refer Note 35)
(2) Amortisation of $1.8 million is included in depreciation and amortisation expense in the Statements of Comprehensive Income.

Value through growth and diversification **83**

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 19: INTANGIBLE ASSETS (CONTINUED)

Impairment test for goodwill

To test for impairment, the Consolidated Entity has applied the fair value less cost to sell methodology to determine the recoverable amount of a cash generating unit (CGU). Recoverable amount has been assessed using discounted cash flow analysis. Often the fair value of gold assets incorporates a gold premium. However, for the purpose of the recoverable amount assessments applied in these financial statements no gold premium has been included.

In applying the fair value less costs to sell methodology the Consolidated Entity has included the future conversion of resources into production and the associated capital and development expenditure into the discounted cash flows.

As part of the Consolidated Entity's annual planning process, each CGU produces a number of strategic business plan (SBP) cases incorporating different risk parameters such as production levels and ultimate mine life. These cases incorporate cash flow projections based on financial and operating budgets approved by management. The methodology for determining the present value of future cash flows is to weight the likelihood of each case on the basis of the underlying confidence levels assessed by management. Whilst this is a matter of judgement it enables the recoverable amount to be assessed based on risk adjusted cash flows and provides management's best estimate of future cash flows.

The carrying amount of goodwill as at 31 December 2008 is:

	$M
Ballarat CGU	28.1
Equigold	165.2
	193.3

As the Equigold acquisition accounting is provisional, the Consolidated Entity has not finalised the allocation of goodwill to CGU's [refer to Note 30(a)].

Key assumptions used for fair value less costs to sell of Ballarat CGU

The Ballarat CGU has been tested for impairment using a fair value less costs to sell methodology excluding any gold premium. Given the functional currency of Ballarat is Australian dollars (A$) the impairment test is undertaken in A$.

Key assumptions used in this calculation were as follows:

a) Gold price per ounce used for long–term forecast sale cash flows was A$1,363 for 2009, A$1,285 for 2010 and A$1,143 for 2011 and beyond.
b) Production schedule assuming a progressive ramp up during the four years from 2009 to 2012.
c) Total production over the life of the mine of more than 4 million ounces. The critical judgements in assessing the ultimate total mined resource of Ballarat are set out in Note 2.

Management determined gold prices based on the most recent market commodity price forecasts from a number of recognised financial institutions. Management determined its planned production profile and total life of mine production based on its development activity to date and its current mine and processing plans.

The discounted cash flow analysis was based on:

a) The real cash flows for each SBP case with varying lives ranging from 19 years to 23 years;
b) A real post-tax discount rate of 6.8%.

Impact of possible changes in key assumptions

The amount by which the Ballarat CGU's recoverable amount exceeds its carrying amount is A$127 million. The movement in the key assumptions necessary to reduce the CGU to its carrying value would be a:

- Reduction in the gold price used from 2011 and beyond of A$82 per ounce
- Delay in the mine production ramp up schedule of more than 12 months
- Reduction in the projected total life of mine gold production of 20%.

84 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 20: AVAILABLE-FOR-SALE FINANCIAL ASSETS

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
At beginning of year	2.5	33.0	-	-
Additions [1]	0.2	1.3	-	-
Acquired through business combination[2]	6.8	-	-	-
De-classification on business combination[3]	-	(33.0)	-	-
Translation	(1.8)	-	-	-
Impairment	(3.2)	-	-	-
Revaluation surplus / (deficit) transfer to Equity	(2.2)	1.2	-	-
At end of year	**2.3**	**2.5**	**-**	**-**
Listed securities:				
Equity securities	2.3	2.5	-	-
	2.3	**2.5**	**-**	**-**

(1) During the year, the Consolidated Entity acquired 1 million shares of Rex Minerals Limited as consideration for the North Creswick exploration licence.

(2) During the year, the Consolidated Entity acquired 12 million shares of Mount Magnet South NL and 10.4 million shares of Adamus Resources Limited on acquisition of Equigold Pty Limited (formerly Equigold NL).

(3) At 31 December 2006, after entering into a merger proposal between the Company and Ballarat, Lihir Australian Holdings Pty Ltd held an 11% interest in Ballarat. These equity securities were carried at fair value. Upon completion of the merger, the remaining shares were acquired and the wholly owned Ballarat was consolidated into the Consolidated Entity's accounts.

NOTE 21: ACCOUNTS PAYABLE & ACCRUED LIABILITIES

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
CURRENT				
Trade creditors and accruals	102.1	64.0	66.7	53.0
Amounts payable to related parties and controlled entities	-	-	61.6	60.9
	102.1	**64.0**	**128.3**	**113.9**

Value through growth and diversification 85

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 22: PROVISIONS

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
CURRENT				
Employee provisions	18.5	13.5	13.5	11.6
	18.5	**13.5**	**13.5**	**11.6**
NON CURRENT				
Employee provisions	4.4	3.1	3.9	3.1
Other provisions	8.8	1.4	1.4	1.4
Rehabilitation provision	23.6	10.7	15.2	10.1
	36.8	**15.2**	**20.5**	**14.6**

a) Current employee provisions relate to the following short–term benefits which are payable within 12 months:

	CONSOLIDATED ENTITY 2008	CONSOLIDATED ENTITY 2007	COMPANY 2008	COMPANY 2007
Employee provisions current				
Annual leave	8.1	5.4	5.7	4.5
Sick leave	1.4	1.0	1.4	1.0
Service bonus	3.1	3.7	2.9	3.7
Short term incentives	3.3	2.1	2.4	1.2
Long service leave current	1.3	1.3	1.0	1.2
Other employee provisions	1.3	-	0.1	-
	18.5	**13.5**	**13.5**	**11.6**

The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight / monthly salary to the Company and are entitled to receive back their contributions plus a further 10% from the Company where they remain employed for at least two years from the date of contribution.

The short term incentive is an employee performance reward scheme to reward performance during the year. An estimate of payments is provided for during the year. The employee performance is measured and appropriate payments made in the first quarter of the following year.

86 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 22: PROVISIONS (CONTINUED)

(b) Non-current employee provisions relate to the non-current portion of service bonuses and long-service leave entitlements that are determined in accordance with the requirements for other long–term employee benefits.

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Employee provisions non-current				
Long service leave	2.7	3.1	2.2	3.1
Service bonus	1.7	-	1.7	-
	4.4	**3.1**	**3.9**	**3.1**

(c) Movements in each class of provision during the financial year, are set out below:

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Rehabilitation provision				
Carrying amount at start of year	10.7	11.1	10.1	11.1
- additional / (reduction in) provision for changes in estimated cash outflows	2.8	(1.7)	1.1	(1.7)
- additional provision due to ground disturbance	1.8	0.1	1.8	-
- change in discount and inflation rate	1.9	-	1.9	-
- acquisition of subsidiaries	7.4	0.5	-	-
- interest charge	0.5	0.7	0.3	0.7
- translation adjustment	(1.5)	-	-	-
Carrying amount at end of year	**23.6**	**10.7**	**15.2**	**10.1**

NOTE 23: BORROWINGS AND LEASING AGREEMENTS

Lihir Gold Limited as lessee

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
CURRENT				
Finance leases (Note 37)	0.3	0.3	-	-
	0.3	**0.3**	**-**	**-**
NON CURRENT				
Finance leases (Note 37)	0.2	0.7	-	-
	0.2	**0.7**	**-**	**-**

The Consolidated Entity's Australian subsidiary Ballarat lease plant and equipment under finance leases expiring within 1 – 2 years.

Value through growth and diversification 87

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: FINANCIAL INSTRUMENTS AND RISK

a) Financial risk management overview

The Consolidated Entity's activities expose it to a variety of financial risks.

The Consolidated Entity has exposure to the following risks from its use of financial instruments:

1. Credit risk
2. Liquidity risk
3. Market risk, consisting of:
   - Foreign exchange risk
   - Interest rate risk
   - Commodity price risk

The Consolidated Entity's overall risk management programme seeks to minimise the potential adverse effects arising from financial risks on the Consolidated Entity's financial performance. The Consolidated Entity may use a range of derivative financial instruments to manage risk exposures.

Risk management is centrally managed by Group Treasury which operates under a policy framework that involves overview by senior management and the Board of Directors. Group Treasury identify, quantify, evaluate and, where considered prudent, manage financial risks in accordance with established written policies covering specific areas, such as credit risk, foreign exchange risk, interest rate risk, commodity price risk and liquidity risk.

The fair values of financial assets and liabilities, together with carrying amounts shown in the Statements of Financial Position are as follows:

	2008 CONSOLIDATED ENTITY $M		2008 COMPANY $M	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets				
Available for sale financial assets(1)	2.3	2.3	-	-
Receivables(2)	21.4	21.2	21.3	21.3
Cash and cash equivalents	64.7	64.7	47.9	47.9
Derivative financial instruments(3)(4)	0.7	0.7	0.7	0.7
Financial liabilities				
Derivative financial instruments(3)(4)	52.4	52.4	-	-
Finance lease liabilities	0.5	0.5	-	-
Accounts payable(2)	102.1	102.1	128.3	128.3
Deferred settlement payable	10.8	10.8	-	-

(1) The fair value of available for sale financial assets is calculated based upon the market price of the security as at balance date.

(2) The carrying value less impairment provision is taken to be the approximate fair value of receivables and accounts payable due to their short-term nature.

(3) The fair value of commodity contract derivative financial instruments is estimated based upon quotes from the market makers of each specific instrument and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements as at balance date.

(4) The fair value of forward exchange contract derivative financial instruments is estimated based upon the listed market price and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements as at balance date.

88 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

	2007 CONSOLIDATED ENTITY $M		2007 COMPANY $M	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets				
Available for sale financial assets(1)	2.5	2.5	-	-
Receivables(2)	15.3	15.3	15.4	15.4
Cash and cash equivalents	174.2	174.2	122.4	122.4
Financial liabilities				
Finance lease liabilities	1.0	1.0	-	-
Accounts payable(2)	64.0	64.0	113.9	113.9

(1) The fair value of available for sale financial assets is calculated based upon the market price of the security as at balance date.
(2) The carrying value less impairment provision is taken to be the approximate fair value of receivables and accounts payable due to their short–term nature.

b) Credit risk

The Consolidated Entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial strength of the counterparty. Publicly available credit information from recognised providers is utilised for this purpose where available. Credit policies cover exposures generated from the sale of products and the use of derivative instruments. Derivative counterparties are limited to high-credit-quality financial institutions and other organisations in the relevant industry. The Consolidated Entity has approved policies that limit the amount of credit exposure to each financial institution and derivative counterparty. The Consolidated Entity utilises International Swaps and Derivatives Association agreements with all derivative counterparties in order to manage exposure to credit risk. At balance date, there were no concentrations of credit risk with any counterparties.

The carrying amounts of financial assets (excluding available-for-sale financial assets) recognised in the Statements of Financial Position, and disclosed in more detail in the notes to the financial statements, best represent the Consolidated Entity's maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the Consolidated Entity holds no significant collateral as security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes in the credit quality. There are no significant financial assets that have had renegotiated terms that would otherwise, without that renegotiation, have been past due or impaired.

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and lead to the Consolidated Entity making a financial loss. The Consolidated Entity has exposure to credit risk on all financial assets included in the balance sheet. To help manage this risk the Consolidated Entity:

- has a policy for establishing credit limits for the entities dealt with;
- may require collateral where appropriate; and
- monitors the overall financial strength of customers through publicly available credit information.

Trade and other receivables consist of a number of customers, predominantly in respect of the Consolidated Entity's PNG operation as at 31 December 2008. The Consolidated Entity does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of customers and, where appropriate, an allowance for doubtful debtors is raised.

Value through growth and diversification 89

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The following table shows the Consolidated Entity's' trade and other receivables that are exposed to credit risk at balance date:

	CARRYING AMOUNT	PAST DUE AND IMPAIRED	NEITHER PAST DUE NOR IMPAIRED	PAST DUE BUT NOT IMPAIRED		
				LESS THAN 30 DAYS	BETWEEN 30 AND 90 DAYS	GREATER THAN 90 DAYS
CONSOLIDATED ENTITY	$M	$M	$M	$M	$M	$M
2008						
Other amounts receivable from third parties (current)	21.0	5.0	4.7	0.6	1.0	14.7
Other amounts receivable from third parties (non-current)	0.4	-	-	-	-	0.4
2007						
Other amounts receivable from third parties (current)	14.9	4.2	4.8	1.6	2.7	5.8
Other amounts receivable from third parties (non-current)	0.4	-	-	-	-	0.4
COMPANY						
2008						
Other amounts receivable from third parties (current)	20.8	5.0	1.2	0.6	1.0	18.0
Other amounts receivable from third parties (non-current)	0.5	-	-	-	-	0.5
2007						
Other amounts receivable from third parties (current)	15.0	4.2	2.8	1.7	2.7	7.8
Other amounts receivable from third parties (non-current)	0.4	-	-	-	-	0.4

Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Consolidated Entity may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganisation, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired.

There were no changes in the approach to managing credit risk during the year.

90 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

c) Liquidity risk

The Consolidated Entity engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents to meet obligations as they fall due. Group Treasury centrally manages the cash position for the Consolidated Entity on a daily basis, taking account of revenue from commodity sales and required expenditure commitments in various currencies. Surplus funds are invested prudently to maximise interest earnings for periods that take into account expected future commitments.

Group Treasury maintains a rolling cash flow forecast to plan the cash funding requirements for the Consolidated Entity. The forecast is based on the annual budget and updated in line with quarterly forecast for the Consolidated Entity. The cash flow forecast is used to determine the timing and amount of any future external funding needs for the Consolidated Entity.

The Consolidated Entity maintains relationships with a number of financial institutions to ensure that any future funding needs can be readily arranged.

The table below analyses the Consolidated Entity's financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the Statements of Financial Position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

CONSOLIDATED ENTITY	LESS THAN 1 YEAR	BETWEEN 1 & 2 YEARS	BETWEEN 2 & 5 YEARS	OVER 5 YEARS	TOTAL CONTRACTUAL CASH FLOWS	TOTAL CARRYING AMOUNT
2008						
Trade and other payables	54.6	-	-	-	54.6	54.6
Finance lease liabilities	0.3	0.2	-	-	0.5	0.5
Derivative financial instruments	33.5	18.9	-	-	52.4	52.4
Deferred settlement payable	10.8	-	-	-	10.8	10.8
2007						
Trade and other payables	24.9	-	-	-	24.9	24.9
Finance lease liabilities	0.3	0.4	0.3	-	1.0	1.0
COMPANY						
2008						
Trade and other payables	98.8	-	-	-	98.8	98.8
2007						
Trade and other payables	84.9	-	-	-	84.9	84.9

There were no changes in the approach to managing liquidity risk during the year.

Value through growth and diversification 91

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

d) Foreign exchange risk

The Consolidated Entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Papua New Guinea kina, the Australian dollar and the Central African CFA. All foreign exchange risk is centrally managed through Group Treasury in accordance with the approved policy framework. Revenue and a large proportion of expenditure are denominated in US dollars and the Company is able to net some foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken. The remainder of known foreign exchange exposures may be managed through the use of derivatives in accordance with the approved policy.

The Consolidated Entity is exposed to foreign exchange risk on expenses primarily with respect to the Papua New Guinea kina, the Australian dollar and the Central African CFA. All foreign exchange risk is centrally managed through Group Treasury. Where possible, Group Treasury will net foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken.

For most operations within the Consolidated Entity, the functional currency is either the Australian dollar or the US dollar. Foreign exchange exposures may arise from transactions or balances held in currencies other than the functional currency of the operation or entity within the Consolidated Entity. The Consolidated Entity's potential currency exposures through profit and loss may arise from:

1. translational exposure in respect of non-functional currency monetary items
2. transactional exposure in respect of non-functional currency expenditure and revenues.

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation or entity within the Consolidated Entity are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the income statement.

The Consolidated Entity may use derivative financial instruments to hedge exposure to foreign exchange risk arising from the purchase of capital items. Further details regarding these financial instruments can be found in Note 24(g).

The following table shows the US dollar equivalent sensitivity of financial assets and liabilities denominated in foreign currencies to a 10% movement in the underlying currency, with all other variables held constant.

		FOREIGN EXCHANGE RISK			
		-10%		+10%	
2008	**CARRYING AMOUNT $M**	**EQUITY $M**	**PROFIT BEFORE TAX $M**	**EQUITY $M**	**PROFIT $M**
Australian dollar denominated balances					
Cash and cash equivalents	4.3	-	(0.4)	-	0.4
Receivables	0.1	-	-	-	-
Derivative financial instruments	(51.7)	5.2	-	(5.2)	-
Finance lease liabilities	(0.5)	-	(0.1)	-	0.1
Accounts payable	(5.4)	-	0.5	-	(0.5)
PNG kina denominated balances					
Cash and cash equivalents	1.9	-	(0.2)	-	0.2
Receivables	8.9	-	(0.9)	-	0.9
Accounts payable	(6.1)	-	0.6	-	(0.6)
CFA franc denominated balances					
Cash and cash equivalents	0.6	-	(0.1)	-	0.1
Accounts payable	(2.1)	-	0.2	-	(0.2)
Total increase / (decrease)		**5.2**	**(0.4)**	**(5.2)**	**0.4**

92 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

		FOREIGN EXCHANGE RISK			
		-10%		+10%	
2007	CARRYING AMOUNT $M	EQUITY $M	PROFIT BEFORE TAX $M	EQUITY $M	PROFIT $M
Australian dollar denominated balances					
Cash and cash equivalents	59.3	(5.9)	(5.9)	5.9	5.9
Receivables	-	-	-	-	-
Derivative financial instruments	-	-	-	-	-
Finance lease liabilities	-	-	-	-	-
Accounts payable	(2.6)	0.3	0.3	(0.3)	(0.3)
PNG kina denominated balances					
Cash and cash equivalents	7.5	(0.7)	(0.7)	0.7	0.7
Receivables	6.7	(0.7)	(0.7)	0.7	0.7
Accounts payable	(1.1)	0.1	0.1	(0.1)	(0.1)
CFA franc denominated balances					
Cash and cash equivalents	-	-	-	-	-
Accounts payable	-	-	-	-	-
Total increase / (decrease)		**(6.9)**	**(6.9)**	**6.9**	**6.9**

There were no changes in the approach to managing foreign exchange risk during the year.

e) Interest rate risk

The Consolidated Entity's income and operating cash flows may be exposed to changes in market interest rates. The Consolidated Entity's interest rate risk may arise from borrowings or investments. Borrowings and investments issued at variable or short–term rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk. Investments are normally managed on a short–term basis to align with future funding requirements for the Consolidated Entity.

The Consolidated Entity's borrowings and investments may be exposed to changes in market interest rates. Borrowings and investments issued at variable or short–term rates expose the Consolidated Entity to interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk.

The following table summarises the sensitivity of the Consolidated Entity's financial assets and financial liabilities to a 50 basis point increase or decrease in interest rates.

		INTEREST RATE RISK			
		-50BPS		+50BPS	
2008	CARRYING AMOUNT $M	EQUITY $M	PROFIT BEFORE TAX $M	EQUITY $M	PROFIT $M
Cash and cash equivalents	64.7	(0.3)	(0.3)	0.3	0.3
Total increase / (decrease)		**(0.3)**	**(0.3)**	**0.3**	**0.3**

		INTEREST RATE RISK			
		-50BPS		+50BPS	
2007	CARRYING AMOUNT $M	EQUITY $M	PROFIT BEFORE TAX $M	EQUITY $M	PROFIT $M
Cash and cash equivalents	174.2	(0.6)	(0.6)	0.6	0.6
Total increase / (decrease)		**(0.6)**	**(0.6)**	**0.6**	**0.6**

There were no changes in the approach to managing interest rate risk during the year.

Value through growth and diversification 93

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

f) Price risk

The Consolidated Entity is predominantly exposed to gold price risk but there is also some price risk arising from the use of petroleum products and to a lesser extent from the generation of carbon emission reductions. Other commodity exposures are monitored and where considered prudent may be managed in accordance with the approved policy framework.

The Consolidated Entity is also exposed to equity securities price risk because of investments held by the Consolidated Entity and classified on the consolidated Statements of Financial Position as available-for-sale. The Consolidated Entity's equity investments subject to price risk are in publicly traded companies.

The following table summarises the sensitivity of the Consolidated Entity's financial assets and liabilities to a 10% increase or decrease in the gold price.

		GOLD PRICE RISK			
		+10%		-10%	
2008	CARRYING AMOUNT $M	EQUITY $M	PROFIT BEFORE TAX $M	EQUITY $M	PROFIT $M
Derivative financial instruments liability	52.4	(9.9)	(9.9)	9.9	9.9
Total increase / (decrease)		**(9.9)**	**(9.9)**	**9.9**	**9.9**

There were no changes in the approach to managing price risk during the year.

g) Derivative financial instruments

	CONSOLIDATED ENTITY $M		COMPANY $M	
DERIVATIVE FINANCIAL INSTRUMENTS	2008	2007	2008	2007
Current assets				
- Forward currency contracts	0.4	-	0.4	-
	0.4	**-**	**0.4**	**-**
Non-current assets				
- Forward currency contracts	0.3	-	0.3	-
	0.3	**-**	**0.3**	**-**
Current liabilities				
- Forward commodity contracts	33.5	-	-	-
	33.5	**-**	**-**	**-**
Non-current liabilities				
- Forward commodity contracts	18.9	-	-	-
	18.9	**-**	**-**	**-**

Forward commodity contracts have been designated as hedging instruments to hedge the risk of changes in the gold price. Forward currency contracts have been designated as hedging instruments to hedge the risk of changes in the $AUD - $USD foreign exchange rate for specified capital purchases.

The table below analyses the Consolidated Entity's derivative financial instruments as at 31 December 2008 that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the Statements of Financial Position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant. The Consolidated Entity did not hold any derivative financial instruments at 31 December 2007.

94 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

CONSOLIDATED ENTITY	OUNCES	CONTRACT PRICE PER OUNCE	LESS THAN 1 YEAR	BETWEEN 1 & 2 YEARS	BETWEEN 2 & 5 YEARS	OVER 5 YEARS	TOTAL CARRYING VALUE
2008							
Assets							
- Forward currency contracts	-	-	0.4	0.3	-	-	0.7
Liabilities							
- Forward commodity contracts	115,797	A$600	33.5	18.9	-	-	52.4
COMPANY							
2008							
Assets							
- Forward currency contracts	-	-	0.4	0.3	-	-	0.7

h) Gold hedge book close out

During the year ended 31 December 2007, some of the proceeds of the equity issue during April and May 2007 were used to acquire gold on market in order to fully close out the Company's gold hedging positions.

Losses of $368.5 million crystallised upon settlement of the contracts. These losses represent differences between the spot price at which the delivered gold was purchased, and the respective contract values upon settlement. These losses were recorded within the hedging reserve in equity.

Together with pre-existing net deferred hedging losses, these losses will be released from the hedging reserve to the Statements of Comprehensive Income at the designation dates specified by their original contracts which were aligned to the Company's gold production and sales schedule and which remain in existence and unchanged by the hedge book closure.

As at 31 December 2008, the hedging reserve balance includes the after-tax effect of $168.2 million in losses yet to be released to the Statements of Comprehensive Income.

The following table sets out the timing for the release of these non-cash hedging losses to the Statements of Comprehensive Income in future periods:

DESIGNATION YEAR	TOTAL GROSS PRE-TAX HEDGE LOSS $M	TOTAL TAX EFFECT $M	TOTAL NET POST-TAX HEDGE LOSS $M
2009	102.3	(30.7)	71.6
2010	81.9	(24.6)	57.3
2011	44.2	(13.2)	31.0
2012	5.8	(1.7)	4.1
2013	6.0	(1.8)	4.2
	240.2	**(72.0)**	**168.2**

i) Gold hedge book acquisition

The Consolidated Entity acquired the Equigold NL hedge book at a spot price of A$939/oz at the merger completion date of 17 June 2008. In future periods, the impact on accounting profit and loss will be determined by the difference between the spot price at the time of delivery and the A$939/oz price at the merger completion date. The current difference between the outstanding derivative financial instruments acquired from Equigold NL at a spot price of A$939/oz and the current spot price of A$1,246/oz, as well as the expected settlement date are detailed in the table below.

CONSOLIDATED ENTITY	OUNCES	CONTRACT PRICE PER OUNCE	LESS THAN 1 YEAR	BETWEEN 1 & 2 YEARS	BETWEEN 2 & 5 YEARS	OVER 5 YEARS	TOTAL
2008							
- Forward commodity contracts	115,797	A$600	A$25.1m	A$14.0m	-	-	A$39.1m

Value through growth and diversification 95

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

j) Capital management

The Consolidated Entity's objectives when managing capital are to target an appropriate funding mix that maximises returns for shareholders while at the same time taking into account any factors that may influence the level of debt and equity in the funding mix. These factors include credit market and equity market conditions, shareholder expectations, timing of planned expenditure and the existing cash flow generating capacity of the Group.

Group Treasury manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated Statements of Financial Position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated Statements of Financial Position, plus net debt.

The target gearing level is reviewed and a recommendation made to the Board on an annual basis. As at 31 December 2008 and 31 December 2007 the Consolidated Entity gearing ratio was 100% equity. The Consolidated Entity did carry debt throughout 2007 consisting of a project finance facility that held security over certain group assets and an interim facility used to fund the merger with Ballarat Goldfields NL. These secured facilities were subsequently repaid with funds raised from the equity placement in 2007 and new unsecured bi-lateral corporate debt facilities have been established with lenders for an amount of US$250 million. These new standby facilities are intended to provide a more flexible long–term source of debt for the Consolidated Entity.

NOTE 25: DEFERRED SETTLEMENT PAYABLE

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
CURRENT				
Deferred settlement payable	10.8	-	-	-
	10.8	**-**	**-**	**-**

During the period the Consolidated Entity acquired shares previously held by minority interests in the controlled subsidiaries Equigold Mines CI SA and Equigold CI SA. The remaining balance payable at 31 December 2008 represents deferred settlement payable on the acquisition of these shares.

NOTE 26: SHARE CAPITAL

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
(a) Issued and paid up capital				
Ordinary shares				
Opening balance	2,319.7	1,027.1	2,319.7	1,027.5
New issues - Mineral Resources Lihir Limited	5.2	-	5.2	-
New issues - Equigold acquisition	756.0	-	756.0	-
New issues - Ballarat acquisition	-	316.5	-	316.5
New issues - capital raising	-	989.0	-	989.0
Less: Transaction costs	-	(11.6)	-	(11.6)
Shares reclassified as treasury shares (1)	(0.9)	(1.3)	(0.9)	(1.7)
Closing balance	**3,080.0**	**2,319.7**	**3,080.0**	**2,319.7**

	NUMBER OF SHARES '000		NUMBER OF SHARES '000	
	2008	2007	2008	2007
(b) Issued and paid up capital				
Opening balance	1,903,912	1,284,049	1,903,912	1,284,225
New issues - capital raising	-	508,277	-	508,277
New issues - Mineral Resources Lihir Limited	3,284	-	3,284	-
New issues - Equigold acquisition	280,405	-	280,405	-
New issues - Ballarat acquisition	-	111,996	-	111,996
Shares reclassified as treasury shares (1)	(546)	(410)	(546)	(586)
Closing balance	**2,187,055**	**1,903,912**	**2,187,055**	**1,903,912**

(1) The treasury restricted executive shares are shares purchased for the LESP (see Note 31, Share Based Payments). On consolidation, shares held under the LESP are offset against share capital.

96 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 26: SHARE CAPITAL (CONTINUED)

The Company's securities consist of 2,188,187,031 ordinary shares (including 1,046,662 restricted executive and 161,527,405 class B shares). Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are those held by the Company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of the Company.

In accordance with the PNG Companies Act 1997, par values are not attributable to shares and there is no authorised capital.

Equigold acquisition

In June 2008 under the scheme of arrangement for the merger with Equigold [see Note 30(a)], the Company issued 280.4 million shares with a value of $756 million to Equigold shareholders. The Equigold shareholders received 33 shares in the Company for every 25 Equigold NL shares held.

Ballarat acquisition

In March 2007 under the scheme of arrangement for the merger with Ballarat [see Note 30(b)], the Company issued 112.0 million shares with a value of $316.5 million to Ballarat shareholders. The Ballarat shareholders received five shares in the Company for every 54 Ballarat shares held.

Capital raising

On 17 April 2007, the Company announced a 1 for 3 accelerated pro-rata entitlement offer at an issue price of A$2.30 per share and a placement of shares to institutional investors. As a result, 508.3 million new shares were issued, resulting in cash proceeds of $989.0 million. The purpose of the equity raising was to close out the Company's gold hedge contracts, repay the 480,000 ounce gold loan, repay effectively all of the Company's other secured debt facilities and provide funding for future developments including capital expenditure to complete the Ballarat East project.

Mineral Resources Lihir Limited

In March 2008 pursuant to a non-binding heads of agreement dated 28 March 2003 between the State (PNG), Mineral Resources Lihir Limited, LGL and other Lihirian entities, 3.2 million new shares were issued to Mineral Resources Lihir Limited.

NOTE 27: RESERVES

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007 RESTATED[1]	2008	2007 RESTATED
(a) Reserves				
Hedging reserve – cash flow hedges	(197.4)	(221.9)	(167.8)	(221.9)
Employee Share based payments reserve	8.8	3.3	8.8	3.4
Landowner Share based payments reserve	-	5.2	-	5.2
Fair value reserve	(0.8)	0.8	-	-
Foreign currency translation reserve	(127.6)	42.6	-	-
Other reserves	4.4	-	-	-
	(312.6)	**(170.0)**	**(159.0)**	**(213.3)**
Movements:				
Hedging reserve – cash flow hedges				
Opening balance	(221.9)	(256.1)	(221.9)	(256.1)
Fair value of cash flow hedges	(32.7)	(59.1)	0.7	(59.1)
Deferred hedging gains / (losses)	76.7	97.8	76.7	97.8
Deferred taxation	(19.5)	(4.5)	(23.3)	(4.5)
	(197.4)	**(221.9)**	**(167.8)**	**(221.9)**
Employee share based payments reserve				
Opening balance	3.3	0.2	3.4	0.3
Share rights expensed	4.7	2.9	4.7	2.9
Deferred taxation	0.8	0.2	0.7	0.2
	8.8	**3.3**	**8.8**	**3.4**
Landowners share based payments reserve				
Opening balance	5.2	5.2	5.2	5.2
Shares issued	(5.2)	-	(5.2)	-
	-	**5.2**	**-**	**5.2**

Value through growth and diversification 97

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 27: RESERVES (CONTINUED)

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007 RESTATED	2008	2007 RESTATED
Fair value reserve				
Opening balance	0.8	-	-	-
Fair value of available for sale financial assets	(2.0)	1.2	-	-
Deferred tax	0.4	(0.4)	-	-
	(0.8)	**0.8**	**-**	**-**
Foreign currency translation reserve				
Opening balance	42.6	-	-	-
Currency translation differences arising during the year	(158.5)	42.6	-	-
Deferred tax	(11.7)	-	-	-
	(127.6)	**42.6**	**-**	**-**
Other reserve				
Opening balance	-	-	-	-
Purchase of minority interests	4.4	-	-	-
	4.4	**-**	**-**	**-**
(b) Retained Profits[1]				
Movements in retained profits / (losses) were as follows:				
Opening balance	18.8	42.9	17.9	42.7
Net profit for the year	109.3	(24.1)	103.1	(24.8)
	128.1	**18.8**	**121.0**	**17.9**

Nature and purpose of reserves

Hedging reserve - cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in Note 1(xix). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Employee share based payments reserve
The share-based payments reserve is used to recognise:

- the fair value of options issued to employees but not exercised,
- the fair value of shares issued to employees,
- in the parent entity - the fair value of shares and options issued to employees of subsidiaries.

Landowner share based payments reserve
The landowner share-based payments reserve is used to recognise:

- the fair value of shares issued to local landowners.

Fair value reserve
Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve, as described in Note 1(xviii). Amounts are recognised in profit and loss when the associated assets are sold or impaired.

Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in Note 1(xxxii). The reserve is recognised in profit and loss when the net investment is disposed of.

Other reserve
Acquired value of previous minority interests.

98 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 28: MINORITY INTERESTS

	CONSOLIDATED ENTITY $M	
	2008	2007
Minority interest in Equigold Côte d'Ivoire SA and Equigold Mines Côte d'Ivoire		
Share capital	31.1	-
Retained earnings	0.9	-
	32.0	**-**
Movements in minority interest in retained earnings:		
Balance at the beginning of the year	-	-
Interest in profit / (loss) after tax	0.9	-
	0.9	**-**
Total minority interests	**32.0**	**-**

NOTE 29: INVESTMENTS IN SUBSIDIARIES

NAME OF SUBSIDIARY	% OWNERSHIP INTEREST	COUNTRY OF INCORPORATION
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia
Lihir Management Company Limited	100%	Papua New Guinea
Lihir Business Development Limited	100%	Papua New Guinea
Lihir Services Australia Pty Ltd	100%	Australia
Lihir Australian Holdings Pty Ltd	100%	Australia
Ballarat Goldfields Pty Ltd	100%	Australia
New Resource Pty Ltd	100%	Australia
Berringa Resources Pty Ltd	100%	Australia
Ballarat West Goldfields Pty Ltd	100%	Australia
Corpique No. 21 Pty Ltd	100%	Australia
Equigold Pty Ltd	100%	Australia
Swindon Holdings Pty Ltd	100%	Australia
Stanmines Pty Ltd	100%	Australia
Kim Resources Pty Ltd	100%	Australia
Equigold Mines CI SA	90%	Côte d'Ivoire
Equigold CI SA	98%	Côte d'Ivoire

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Shares in subsidiaries	-	-	1,371.4	495.3
Less: Provision against investment	-	-	(1.3)	(1.3)
	-	**-**	**1,370.1**	**494.0**

Value through growth and diversification 99

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 29: INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in Note 38.

In June 2008 the Consolidated Entity acquired 100% of Equigold Pty Ltd (formerly Equigold NL) ("Equigold"). Equigold NL has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines Pty Ltd (formerly Stanmines NL) ("Stanmines") and Kim Resources Pty Ltd (formerly Kim Resources NL) ("Kim Resources"), and two of which are incorporated in Côte d'Ivoire: Equigold Mines Côte d'Ivoire SA (85% interest) and Equigold Côte d'Ivoire SA (95% interest).

In December 2008 the Consolidated Entity acquired an additional 5% interest in Equigold Mines Côte d'Ivoire SA and 3% interest in Equigold Côte d'Ivoire SA from the respective minority interests.

NOTE 30: BUSINESS COMBINATIONS

a) Current year business combinations

Equigold NL

In June 2008 the group acquired 100% of Equigold. Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines, and Kim Resources and two of which are incorporated in Côte d'Ivoire: Equigold Mines Côte d'Ivoire SA (85% interest) and Equigold Côte d'Ivoire SA (95% interest).

Under the scheme of arrangement for the merger, Equigold shareholders received 33 shares in the Company for every 25 Equigold shares held.

If the acquisition had occurred on 1 January 2008, consolidated revenue for the year ended 31 December 2008 would have been $819.8 million (compared to $755.6 million).

It is impractical to disclose the net profit or loss of the acquiree that would have been included in the Consolidated Entity's profit for the year ended 31 December 2008 due to differences in accounting policies and presentation currency of the acquiree.

The Company has provisionally determined the acquisition accounting with work continuing during the first half of 2009 to finalise the valuation of and accounting for the assets and liabilities.

Details of the provisional fair value of the assets and liabilities acquired are as follows:

	CARRYING VALUE US$M	FAIR VALUE[1] ADJUSTMENTS	PROVISIONAL FAIR VALUE US$M
Cash and cash equivalents	14.4	-	14.4
Receivables	8.3	-	8.3
Inventories	12.7	5.9	18.6
Other assets	0.3	-	0.3
Deferred mining costs	2.9	-	2.9
Property, plant, equipment and capitalised exploration	159.0	(38.0)	121.0
Mineral reserves and resources	-	624.1	624.1
Exploration potential	-	162.3	162.3
Intangibles assets	-	16.2	16.2
Available for sale financial asset	6.8	-	6.8
Accounts payable & accrued liabilities	(16.8)	-	(16.8)
Contingent liabilities [2]	-	(10.0)	(10.0)
Provisions	(13.1)	-	(13.1)
Derivative financial instruments	(52.8)	-	(52.8)
Deferred income tax assets / (liabilities)	21.5	(209.5)	(188.0)
Borrowings	(49.0)	-	(49.0)
Net assets	**94.2**	**551.0**	**645.2**
Goodwill arising on business combinations [1]	-	165.2	165.2
Minority interests	-	(49.1)	(49.1)
Total cost	**94.2**	**667.1**	**761.3**

(1) The goodwill balance is a result of the acquisition of certain assets for which a deferred tax liability is recognised on acquisition that differs from the available tax base of these assets.

(2) In attributing value to the potential exploration projects acquired, it has been assumed that through the realisation of these projects the Côte d'Ivoire government will take a 10% stake on any projects that proceed to operate as mining projects. This potential 10% interest has been recognised as a contingent liability.

100 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 30: BUSINESS COMBINATIONS (CONTINUED)

The fair values are provisional as the merger was completed with effect from 17 June 2008. Provisional fair values may be used for a period of 12 months from acquisition. During the 12 month period from acquisition date an independent valuer will continue to assess the final fair value of identifiable net assets and liabilities of Equigold. The independent valuation will determine the final allocation of the excess across property, plant and equipment, intangible assets, deferred tax assets and liabilities and other assets and liabilities and relevant minority interests in these assets and liabilities.

	US$M
Purchase consideration	
Shares issued (280,405,288 shares at A$2.87 at rate of US$0.9394 per A$1)	756.0
Direct costs relating to the acquisition	5.3
	761.3

Reconciliation to cash flow

	YEAR ENDED 31 DECEMBER 2008 US$M
Acquisition of subsidiary net of cash acquired:	
Cash balances acquired	14.4
Less: direct cash costs of acquisition	(5.3)
Net cash inflow	**9.1**

b) Prior year business combinations

In February 2007 the group acquired 100% of Ballarat Goldfields Pty Ltd (formerly Ballarat Goldfields NL) ("Ballarat Goldfields").
At 31 December 2007 the fair value of the identifiable assets and liabilities was provisional. In 2008, the acquisition accounting was finalised as follows:

	PROVISIONAL FAIR VALUE AS PREVIOUSLY REPORTED US$M	ADJUSTMENTS (1)	FINAL US$M
Cash and cash equivalents	22.6	-	22.6
Receivables	0.7	-	0.7
Inventory	0.4	-	0.4
Prepayments	0.1	-	0.1
Property, plant and equipment	27.2	-	27.2
Intangibles – exploration rights, mining information and forestry licence	46.3	-	46.3
Development property – mining tenements	225.0	(5.1)	219.9
Development property – development assets	47.6	-	47.6
Deferred tax asset	20.8	8.5	29.3
Accounts payable	(3.9)	-	(3.9)
Borrowings	(1.1)	-	(1.1)
Provisions	(1.0)	-	(1.0)
Deferred tax liability	(68.0)	1.2	(66.8)
Net assets	**316.7**	**4.6**	**321.3**
Goodwill arising on business combination (2)	36.3	(4.6)	31.7
Total cost	**353.0**	**-**	**353.0**

(1) The main adjustments relate to finalisation of the available tax losses and tax obligations on acquisition and the associated iterative effect on mining tenements, goodwill and deferred tax liabilities. As required under IFRS 3, all adjustments have been presented as if the accounting had been completed on acquisition.

(2) The goodwill balance is a result of the acquisition of certain assets for which a deferred tax liability is recognised on acquisition that differs from the available tax base of these assets

Value through growth and diversification 101

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 30: BUSINESS COMBINATIONS (CONTINUED)

	US$M
Purchase consideration	
Shares issued	316.5
Cash paid	33.0
Direct costs relating to the acquisition	3.5
	353.0

Reconciliation to cash flow

	31 DECEMBER 2007 US$M
Acquisition of subsidiary net of cash acquired:	
Cash balances acquired	22.6
Less: direct cash costs of acquisition	(3.0)
Net inflow of cash	**19.6**

NOTE 31: SHARE BASED PAYMENTS

a) Lihir Executive Share Plan

The Lihir Executive Share Plan (the "LESP") is an annual incentive plan under which participants are granted a specified number of share rights. The Board has the discretion to invite executives to participate in the LESP. It is the intention of the Board that invitations to participate in the LESP will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the Company and its return to shareholders.

A share right is a right to acquire an ordinary share in the Company for no consideration. Share rights are issued for $NIL consideration. Share rights have no voting rights or right to dividends until vested. The holders of share rights are entitled to participate in bonus share issues. Share rights cannot be transferred and are not quoted on any stock exchange.

For each grant of share rights, the Board will set performance conditions that must be satisfied over a performance period before the share rights will vest. At the end of the performance period, the performance conditions are tested. To the extent that the Board determines the performance conditions have been met, the share rights will vest. Share rights will only be tested against the applicable performance hurdles or conditions once (although the Board reserves to itself the right to retest performance in exceptional circumstances). Where the Board determines that the performance conditions have not been met or only met in part, then all or the balance of share rights subject to that condition shall not vest and will automatically lapse.

Vested share rights will lapse if they are not exercised within 10 years of their effective date of grant. The effective date of grant is the date so specified in the invitation relating to the share rights, or if no such date is specified in the invitation, the actual date of grant of the share rights. Specific rules apply in the event of a participant ceasing employment with the Company or any of its associated companies.

If share rights vest and the participant exercises those rights, the Company is obliged to provide the participant with a corresponding number of Company shares, either by procuring the transfer of shares or issuing new shares. In the case of a transfer, the shares are purchased on-market for the participant and the Company funds the acquisition of shares on his or her behalf. Generally, all participants are required to hold the shares acquired upon exercise of share rights for a minimum period of three years after the relevant testing date. The participant is required to enter into a Deed of Undertaking with the Company agreeing to the restriction on disposal.

b) Fair value of share rights granted

Where share rights are subject to performance conditions, these conditions include total shareholder return (TSR) metrics. Where the vesting of share rights is subject to performance conditions, in general, the TSR hurdle must be satisfied.

The assessed fair value at grant date of share was independently determined using a Monte Carlo option pricing model, which incorporates market based performance conditions such as total shareholder return.

The model inputs for share rights granted during the year ended 31 December 2008 included:

(a) Exercise price: $ nil (2007 – $ nil)
(b) Expected volatility: 46.9% (2007 – 42%)
(c) Risk-free interest rate: 6.81% (2007 – 6.12%)
(d) Expected life of right (years): 10 years (2007 – 10 years)
(e) Weighted average share price at grant date: $2.98 (2007 – $3.08)
(f) Expected dividend yield: 0% (2007 – 0%)

102 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 31: SHARE BASED PAYMENTS (CONTINUED)

The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for any expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The historical Company share price data used to calculate the volatility was obtained from an independent external market data source. A three-year volatility annualised measure was used for the purposes of generating the indicative valuations.

The expected rate of return used in the valuations was set equal to the Commonwealth Government Bond rate with a yield-to-maturity that is equivalent to the performance/vesting period.

c) Summary of movements and other information

Details of share rights granted under the LESP to 31 December 2008 are:

EXERCISE PRICE US$	PER SHARE RIGHT INDICATIVE VALUE US$	PERFORMANCE CONDITIONS	NUMBER AT 1-JAN-08	NUMBER GRANTED DURING PERIOD	NUMBER EXERCISED DURING PERIOD	NUMBER FORFEITED DURING PERIOD	OTHER CHANGES (1)	NUMBER OUTSTANDING AT 31-DEC-08	NUMBER EXERCISABLE AT 31-DEC-08
-	2.529	1	163,183	-	(114,133)	(46,944)	31,238	33,344	33,344
-	2.602	2	167,192	-	(4,459)	-	(151,182)	11,551	11,551
-	1.928	3	250,763	-	(213,395)	-	24,061	61,429	61,429
-	1.978	4	250,775	-	(213,396)	-	24,052	61,431	61,431
-	-	5	7,603	-	(1,192)	-	-	6,411	6,411
-	1.542	6	1,840,903	2,154,285	-	(48,313)	-	3,946,875	-
-	1.507	7	1,840,928	2,154,307	-	(48,313)	-	3,946,922	-
Total			**4,521,347**	**4,308,592**	**(546,575)**	**(143,570)**	**(71,831)**	**8,067,963**	**174,166**

(1) This represents the transfer of some of the share rights from performance condition 2 evenly across performance conditions 1, 3 & 4.

Details of share rights granted under the LESP to 31 December 2007 are:

EXERCISE PRICE US$	PER SHARE RIGHT INDICATIVE VALUE US$	PERFORMANCE CONDITIONS	NUMBER AT 1-JAN-07	NUMBER GRANTED DURING PERIOD	NUMBER EXERCISED DURING PERIOD	NUMBER FORFEITED DURING PERIOD	NUMBER OUTSTANDING AT 31-DEC-07	NUMBER EXERCISABLE AT 31-DEC-07
-	2.529	1	120,814	123,870	(48,940)	(32,561)	163,183	39,313
-	2.501	2	165,961	123,876	(122,645)	-	167,192	43,316
-	1.943	3	181,213	185,791	(102,597)	(13,644)	250,763	64,972
-	1.892	4	181,221	185,801	(102,603)	(13,644)	250,775	64,974
-	-	5	-	40,731	(33,128)	-	7,603	7,603
-	1.562	6	-	1,840,903	-	-	1,840,903	-
-	1.506	7	-	1,840,928	-	-	1,840,928	-
Total			**649,209**	**4,341,900**	**(409,913)**	**(59,849)**	**4,521,347**	**220,178**

The following share rights were exercised during the financial year:

NUMBER EXERCISED	EXERCISE DATE	WEIGHTED AVERAGE PRICE AT EXERCISE DATE (1)
546,575	23 – 29 Sep 2008	A$ 2.75

(1) Purchased over a 7 day period due to restrictions on the volume that could be traded on any one day.

Value through growth and diversification 103

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 31: SHARE BASED PAYMENTS (CONTINUED)

Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Executive share plan	4.7	2.9	0.9	0.7
	4.7	**2.9**	**0.9**	**0.7**

Whilst the equity instruments are issued by the Company, where the employee services are provided to other entities within the Consolidated Entity the expenses are transferred accordingly.

The performance conditions attaching to each tranche of share rights are as follows:

1. Individuals are set key performance indicators (KPI's) based around the Company's performance in line with Board policies to raise the long–term value of the Company. The performance conditions were assessed by the Board.
2. This performance condition was assessed by the Board against changes in the net present value of the Company. This assessment was to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors. Certain potential sources of change in the Company's net present value were not included in the assessment of this performance condition as they have been assessed by the Board to be beyond the individuals' control and the control of the management team generally.
3. This performance condition was assessed by the Board by reference to the performance of the:
   - Company's "total shareholder return" or TSR over the performance period from the VWAP Month Employed until the testing date using the VWAP (volume weighted average share price); and
   - Average "total shareholder return" of the Comparator Group using the Comparator Group's VWAP for the same time periods as applicable above.

   Total shareholder return or TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxations.
4. This performance condition was assessed to the extent to which the Company's TSR increased over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date VWAP.
5. This grant was made to existing participants who held share rights at the time of the 3 for 1 Entitlement offer and were unable to participate in the offer due to trading restrictions leading up to the capital raising. In recognition of Participants in the LESP not being eligible to participate in the Entitlement Offer, the Directors resolved that the number of share rights vested for each Participant be adjusted to take into account each Participant's entitlement to share rights had they been eligible to participate. The grant is subject to the same three year service period restrictions.
6. This performance measure will be assessed on the extent to which Company's TSR increases over the performance period compared to growth in the TSX Global Gold Index ("Index") over the performance period.
7. This performance measure will be assessed on the extent to which the Company's TSR increases over the performance period compared to the TSR growth of companies in the Comparator Group over the performance period.

NOTE 32: RELATED PARTY TRANSACTIONS

Transactions between related parties were made on normal commercial terms and conditions and at market rates. Directors' interests are outlined in the Directors' Report.

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Amounts included in the determination of profit from ordinary activities before taxation that resulted from transactions with related parties:				
Lihir Services Australia Pty Ltd supplies management services and bears expenses on behalf of the Company which are subsequently recharged to the Company				
- Management fees	-	-	25.6	16.1
	-	**-**	**25.6**	**16.1**
Share-based payment to related company	-	-	0.9	0.7

104 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 32: RELATED PARTY TRANSACTIONS (CONTINUED)

Loans to / (from) related parties

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Loans from subsidiaries and controlled entities				
Beginning of the year	-	-	(60.9)	(53.3)
Loans advanced	-	-	81.6	30.3
Loan repayments made	-	-	(76.9)	(37.9)
End of year	**-**	**-**	**(56.2)**	**(60.9)**

Intercompany advances are interest free and repayable on demand.

NOTE 33: KEY MANAGEMENT PERSONNEL

Directors

The following persons were directors of the Company during the financial year:

(i) *Chairman - Non-Executive*
Dr Ross Garnaut

(ii) *Executive Directors*
Mr Arthur Hood, Managing Director

(iii) *Non-Executive Directors*
Mr Bruce Brook
Dr Peter Cassidy
Dr Michael Etheridge
Mrs Winifred Kamit
Mr Geoff Loudon
Mr Alister Maitland

Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, directly or indirectly, during the financial year:

NAME	POSITION	EMPLOYER
Phil Baker	Chief Financial Officer	Lihir Services Australia Pty Ltd
Mark Clark	Executive General Manager West Africa and Corporate Services (appointed 17 June 2008, resigned 31 October 2008)	Lihir Services Australia Pty Ltd
Noel Foley	Executive General Manager, PNG Operations	Lihir Gold Limited
Graham Folland	Executive General Manager Corporate Development	Lihir Services Australia Pty Ltd
Tim Fry	Executive General Manager West Africa and Corporate Services (appointed 1 November 2008)	Lihir Services Australia Pty Ltd
Morgan Hart	Executive General Manager Australia and Africa Operations (appointed 17 June 2008, resigned 31 December 2008)	Lihir Services Australia Pty Ltd
Stuart MacKenzie	Group Secretary and General Counsel	Lihir Services Australia Pty Ltd

Value through growth and diversification 105

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 33: KEY MANAGEMENT PERSONNEL (CONTINUED)

During the period ended 31 December 2008 the organisational structure was changed such that the number of key management personnel reporting directly to the Managing Director was reduced.

For 2007, the following persons were key management personnel:

NAME	POSITION	EMPLOYER
Phil Baker	Chief Financial Officer (from 21 January 2007)	Lihir Services Australia Pty Ltd
Joe Dowling	General Manager Corporate Affairs	Lihir Services Australia Pty Ltd
Murray Eagle	General Manager External Affairs & Sustainable Development (retired 31 January 2008)	Lihir Gold Limited
Noel Foley	Executive General Manager, Operations	Lihir Gold Limited
Graham Folland	General Manager Corporate Development	Lihir Services Australia Pty Ltd
Paul Fulton	Chief Financial Officer (from 1 January 2007 to 20 January 2007)	Lihir Services Australia Pty Ltd
Richard Laufmann	Executive General Manager Australian Operations and Business Development (from 8 March 2007 to 8 June 2007)	Lihir Services Australia Pty Ltd
Stuart MacKenzie	Group Secretary and General Counsel	Lihir Services Australia Pty Ltd
Wojciech Ozga	General Manager, Ballarat Operations (from 8 March 2007, resigned 31 January 2008)	Lihir Services Australia Pty Ltd
Ron Yung	General Manager Organisation Performance	Lihir Services Australia Pty Ltd

a) Key management personnel compensation

	CONSOLIDATED ENTITY $		COMPANY $	
	2008	2007	2008	2007
Short-term employee benefits	3,923,907	4,884,602	315,087	2,947,013
Post-employment benefits	308,711	424,112	85,251	234,748
Termination benefits	-	842,467	-	-
Long-term benefits	26,517	25,967	-	16,187
Share-based payments	2,650,240	1,920,781	260,007	1,830,400
	6,909,375	**8,097,929**	**660,345**	**5,028,348**

b) Equity instrument disclosures relating to key management personnel

Share rights provided as remuneration

Details of share rights provided as remuneration, together with terms and conditions of the share rights, can be found in the remuneration report on pages 43-50.

Share right holdings

Details of share rights granted under the LESP are:

2008 NAME	BALANCE AT START OF THE YEAR	EQUITY SETTLED COMPENSATION (RIGHTS ISSUE)	EQUITY SETTLED COMPENSATION	EXERCISED	OTHER CHANGES	BALANCE AT END OF THE YEAR	VESTED AND EXERCISABLE	UNVESTED
Directors of Lihir Gold Limited								
Arthur Hood	1,667,724	-	1,649,164	(129,249)	(85,028)	3,102,611	-	3,102,611
Other key management personnel of the Consolidated Entity								
Phil Baker	251,786	-	192,711	-	-	444,497	45,074	399,423
Mark Clark	-	-	-	-	-	-	-	-
Noel Foley	242,342	-	183,644	(41,996)	(1,388)	382,602	-	382,602
Graham Folland	204,343	-	158,705	(33,355)	(451)	329,242	-	329,242
Tim Fry	-	-	-	-	-	-	-	-
Morgan Hart	-	-	-	-	-	-	-	-
Stuart MacKenzie	179,821	-	136,033	(30,989)	-	284,865	-	284,865
	2,546,016	**-**	**2,320,257**	**(235,589)**	**(86,867)**	**4,543,817**	**45,074**	**4,498,743**

106 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 33: KEY MANAGEMENT PERSONNEL (CONTINUED)

2007 NAME	BALANCE AT START OF THE YEAR	EQUITY SETTLED COMPENSATION (RIGHTS ISSUE)	EQUITY SETTLED COMPENSATION	EXERCISED	OTHER CHANGES	BALANCE AT END OF THE YEAR	VESTED AND EXERCISABLE	UNVESTED
Directors of Lihir Gold Limited								
Arthur Hood	181,677	4,061	1,531,194	(49,208)	-	1,667,724	-	1,667,724
Other key management personnel of the Consolidated Entity								
Phil Baker	-	-	251,786	-	-	251,786	-	251,786
Joe Dowling	35,945	3,072	160,679	(37,220)	(1,797)	160,679	-	160,679
Murray Eagle	54,225	3,547	213,977	(4,634)	(2,711)	264,404	51,514	212,890
Noel Foley	47,926	4,139	242,342	(50,148)	(1,917)	242,342	-	242,342
Graham Folland	41,080	1,593	206,297	(42,984)	(1,643)	204,343	-	204,343
Stuart MacKenzie	13,734	4,634	176,422	(14,969)	-	179,821	-	179,821
Wojciech Ozga	-	-	165,235	-	-	165,235	-	165,235
Ron Yung	18,885	1,235	196,949	(19,307)	(1,171)	196,591	-	196,591
Paul Fulton	-	-	-	-	-	-	-	-
	393,472	22,281	3,144,881	(218,470)	(9,239)	3,332,925	51,514	3,281,411

Share holdings

The numbers of ordinary shares in the Company held during the financial year by each director of Lihir Gold Limited and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below.

2008 NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF SHARE RIGHTS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors of Lihir Gold Limited				
Dr Ross Garnaut	101,523	-	12,000	113,523
Mr Arthur Hood	353,704	129,249	35,000	517,953
Mr Bruce Brook	33,334	-	20,000	53,334
Dr Peter Cassidy	44,301	-	-	44,301
Dr Michael Etheridge	61,728	-	-	61,728
Mrs Winifred Kamit	2,667	-	-	2,667
Mr Geoff Loudon	143,840	-	-	143,840
Mr Alister Maitland	30,864	-	50,000	80,864
Other key management personnel of the Consolidated Entity				
Phil Baker	10,000	-	(10,000)	-
Noel Foley	97,070	41,996	11,500	150,566
Graham Folland	47,651	33,355	7,642	88,648
Tim Fry	-	-	2,457	2,457
Morgan Hart	1,386,000	-	(389,510)	996,490
Stuart MacKenzie	14,969	30,989	-	45,958

Value through growth and diversification 107

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 33: KEY MANAGEMENT PERSONNEL (CONTINUED)

2007 NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF SHARE RIGHTS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors of Lihir Gold Limited				
Dr Ross Garnaut	53,225	-	48.298	101,523
Mr Arthur Hood	228,371	49,208	76,125	353,704
Mr Bruce Brook	10,000	-	23,334	33,334
Dr Peter Cassidy	33,225	-	11,076	44,301
Dr Michael Etheridge	-	-	61,728	61,728
Mrs Winifred Kamit	2,000	-	667	2,667
Mr Geoff Loudon	143,840	-	-	143,840
Mr Alister Maitland	-	-	30,864	30,864
Other key management personnel of the Consolidated Entity				
Phil Baker	-	-	10,000	10,000
Joe Dowling	15,000	37,220	5,000	57,220
Murray Eagle[1]	-	4,634	-	4,634
Noel Foley	35,191	50,148	11,731	97,070
Graham Folland	3,500	42,984	1,167	47,651
Stuart MacKenzie	-	14,969	-	14,969
Wojciech Ozga[1]	-	-	54,000	54,000
Ron Yung	2,000	19,307	667	21,974

(1) Employment with Consolidated Entity ceased on 31 January 2008.

c) Outstanding balances receivable from key management personnel

Details of outstanding balances receivable from directors of the Company and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below.

Aggregates for key management personnel

CONSOLIDATED ENTITY	BALANCE AT THE START OF THE YEAR	INTEREST PAID AND PAYABLE FOR THE YEAR	INTEREST NOT CHARGED	BALANCE AT THE END OF THE YEAR	NUMBER IN CONSOLIDATED ENTITY AT THE END OF THE YEAR
	$	$	$	$	
2008	-	-	-	-	-
2007	-	-	373	8,769	1[1]

The amounts shown for interest not charged in the tables above represent the amount of interest that would have been charged on an arm's-length basis.

(1) An allowance for doubtful receivables was recognised in 2007 in relation to this stay bonus to recognise that the key management personnel will not be required to repay the stay bonus while he remains employed by the Company. The loan was fully forgiven during the year ended 31 December 2008.

108 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 33: KEY MANAGEMENT PERSONNEL (CONTINUED)

The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2008 fall into the following bands:

REMUNERATION AND BENEFIT BAND	NUMBER OF EMPLOYEES	
$US	2008	2007
$ 30,001 - $ 40,000	13	37
$ 40,001 - $ 50,000	74	27
$ 50,001 - $ 60,000	55	24
$ 60,001 - $ 70,000	75	20
$ 70,001 - $ 80,000	77	26
$ 80,001 - $ 90,000	55	13
$ 90,001 - $100,000	45	11
$100,001 - $110,000	29	15
$110,001 - $120,000	30	17
$120,001 - $130,000	41	36
$130,001 - $140,000	30	24
$140,001 - $150,000	25	29
$150,001 - $160,000	16	21
$160,001 - $170,000	21	20
$170,001 - $180,000	17	37
$180,001 - $190,000	10	10
$190,001 - $200,000	15	2
$200,001 - $210,000	8	2
$210,001 - $220,000	6	4
$220,001 - $230,000	3	1
$230,001 - $240,000	2	1
$240,001 - $250,000	3	3
$250,001 - $260,000	4	3
$260,001 - $270,000	2	4
$270,001 - $280,000	2	1
$280,001 - $290,000	3	-
$300,001 - $310,000	1	-
$310,001 - $320,000	4	-
$340,001 - $350,000	2	-
$350,001 - $360,000	3	1
$360,001 - $370,000	1	1
$450,001 - $460,000	-	1
$470,001 - $480,000	-	1
$480,001 - $490,000	-	1
$530,001 - $540,000	1	-
$610,001 - $620,000	-	1
$640,001 - $650,000	1	1
$650,001 - $660,000	-	1
$660,001 - $670,000	1	-
$730,001 - $740,000	1	-

Value through growth and diversification 109

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 34: RETIREMENT BENEFITS

The Company participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $3.3 million (2007: $1.4 million). This is a multi-employer plan, and members' benefits are in the nature of defined contributions.

NOTE 35: COMPARATIVE RESTATEMENT

Comparative period adjustments to income statement items

	CONSOLIDATED ENTITY			COMPANY		
	2007 US$M AS REPORTED	ADJUSTMENT	2007 US$M AS RESTATED	2007 US$M AS REPORTED	ADJUSTMENT	2007 US$M AS RESTATED
(a)/(b) Income tax benefit	(11.7)	-	(11.7)	(10.2)	(1.8)	(12.0)

Comparative period adjustments to balance items

	CONSOLIDATED ENTITY			COMPANY		
	2007 US$M AS REPORTED	ADJUSTMENT	2007 US$M AS RESTATED	2007 US$M AS REPORTED	ADJUSTMENT	2007 US$M AS RESTATED
(a) Deferred tax asset	92.1	9.2	101.3	92.1	9.2	101.3
(c) Property, plant and equipment	1,430.6	(5.6)	1,425.0	1,032.0	-	1,032.0
(c) Intangible assets	98.4	(4.9)	93.5	-	-	-
(b)/(c) Deferred tax liability	(50.8)	8.7	(42.1)	-	-	-
(a)/(b) Opening retained earnings	(11.4)	(7.4)	(18.8)	(8.7)	(7.4)	(17.9)

a) A restatement of deferred tax balances was undertaken in Lihir Gold Limited which was attributable to the Lihir Island operation and was made to reconcile the previously reported tax balances to amendments sought for various income tax returns for the periods 1998-2004. The effect of this restatement in 2007 was an increase of $1.8 million in deferred tax benefit in the year ended 31 December 2007, an increase of $7.4 million in opening retained earnings at 1 January 2007 and an increase of $9.2 million in deferred tax assets.

b) Deferred income tax expense increased by $1.8 million to reflect an accounting adjustment in relation to opening deferred tax adjustments in Ballarat Goldfields NL.

c) Finalisation of the Ballarat business combination and subsequent adjustments to the provisional accounting values as illustrated in Note 30(b) and translation of these final adjustments to the closing $US rate at 31 December 2007.

NOTE 36: AUDITOR'S REMUNERATION

During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

	CONSOLIDATED ENTITY $		COMPANY $	
	2008	2007	2008	2007
(a) Assurance services				
Audit services				
PricewaterhouseCoopers, PNG Firm	239,420	154,843	239,420	154,843
PricewaterhouseCoopers, Other Overseas Firms	957,680	530,295	957,680	530,295
Total remuneration for audit services	1,197,100	685,138	1,197,100	685,138
Other assurance services				
PricewaterhouseCoopers, PNG Firm	-	16,026	-	16,026
PricewaterhouseCoopers, Other Overseas Firms	422,752	625,664	422,752	613,656
Total remuneration for other assurance services	422,752	641,690	422,752	629,682
Total remuneration for assurance services	**1,619,852**	**1,326,828**	**1,619,852**	**1,314,820**

110 LIHIR GOLD LIMITED Annual Report 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 36: AUDITOR'S REMUNERATION (CONTINUED)

	CONSOLIDATED ENTITY $		COMPANY $	
	2008	2007	2008	2007
(b) Taxation services				
PricewaterhouseCoopers	141,453	53,598	141,453	53,598
Total remuneration for taxation services	**141,453**	**53,598**	**141,453**	**53,598**

NOTE 37: CAPITAL AND LEASING COMMITMENTS

Operating lease commitments

Non-cancellable operating lease commitments contracted for at balance date but not yet incurred are as follows:

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Payable				
- not later than one year	2.2	0.7	1.3	-
- later than one year but not later than 2 years	0.9	0.5	-	-
- later than two years but not later than 5 years	1.2	0.7	-	-
- later than 5 years	0.1	-	-	-
	4.4	**1.9**	**1.3**	**-**

The major operating leases relate to corporate building leases of $3 million through to 2014.

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Finance lease commitments				
Payable				
- not later than one year	0.3	0.4	-	-
- later than one year but not later than 2 years	0.2	0.4	-	-
- later than two years but not later than 5 years	-	0.3	-	-
Total minimum lease payments	**0.5**	**1.1**	**-**	**-**
Future finance charges	-	(0.1)	-	-
Total finance lease liability	0.5	1.0	-	-
Representing lease liabilities:				
Current	0.3	0.3	-	-
Non-current	0.2	0.7	-	-
	0.5	**1.0**	**-**	**-**

The Consolidated Entity's Australian subsidiary Ballarat lease plant and equipment under finance leases expiring within 1 – 2 years.

Capital expenditure commitments

	CONSOLIDATED ENTITY $M		COMPANY $ 000	
	2008	2007	2008	2007
Capital expenditure commitments contracted for:				
Payable – not later than one year	83.7	9.0	74.0	7.3
Payable – not later than two years	13.2	-	13.2	-
	96.9	**9.0**	**87.2**	**7.3**

The major items of capital commitment are: Lihir Island ($82.4 million for the Million Ounce Plant Upgrade project, and $4.9 million for other equipment purchases), Ballarat ($4.9 million water purification plant and tailings storage upgrade and $1.2 million other equipment purchases) and Bonikro ($2.8 million dump trucks and other equipment).

Value through growth and diversification 111

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 38: CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Contingent liabilities

A wholly-owned subsidiary, Niugini Mining Limited ("NML"), has been subject to a claim originally initiated in 1997 for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The original claim was dismissed in July 2006 and the claimants' appeal against that decision was dismissed by the Supreme Court of PNG in June 2007. The claimants brought a fresh claim in the National Court containing the same allegations and cause of action as in the claim dismissed in July 2006. NML has filed a defence in the National Court and an application to have the claim dismissed on the basis of being statute-barred and is currently awaiting a date for hearing following an earlier date being vacated at the judge's request. NML intends to defend the claim vigorously.

The Entity has a number of bank guarantees in favour of various Australian Government agencies and service providers. The total nominal amount of these guarantees at 31 December 2008 is A$16.2 million (2007: $A1.1 million).

Contingent assets

As a result of the sale of Highlake Resources NL which held tenements at Campbelltown, Maryborough & Dunolly during 2004, Ballarat is entitled to receive a 1% royalty of any gold recovered from these tenements at no future cost to Ballarat.

NOTE 39: EARNINGS PER SHARE

The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At 31 December 2008 no options were outstanding.

	CONSOLIDATED ENTITY $M		COMPANY $M	
	2008	2007	2008	2007
Net profit / (loss) attributable to ordinary shareholders	109.3	(24.1)	103.1	(24.8)
Weighted average number of ordinary shares (thousands)	2,057.3	1,713.8	2,057.3	1,713.8
Basic EPS (cents/share)	5.3	(1.4)	5.0	(1.5)
Diluted number of ordinary shares (thousands)	2,058.7	1,717.4	2,058.7	1,717.4
Diluted EPS (cents/share)	5.3	(1.4)	5.0	(1.5)

Reconciliation of weighted average number of ordinary shares

	2008	2007	2008	2007
Weighted average number used in calculating basic earnings per share (in millions)	2,057.3	1,713.8	2,057.3	1,713.8
Adjustments for calculation of diluted earnings per share:				
Contingently issuable shares	-	3.3	-	3.3
Effect of share options on issue	1.4	0.3	1.4	0.3
Weighted average number used in calculating diluted earnings per share (in millions)	2,058.7	1,717.4	2,058.7	1,717.4

NOTE 40: DIVIDENDS PER SHARE

No dividends were declared or paid in 2008 or in 2007.

NOTE 41: SUBSEQUENT EVENTS

There are no matters that have arisen since 31 December 2008 that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years as at the date of this report.

112 LIHIR GOLD LIMITED Annual Report 2008

DIRECTORS’ DECLARATION In the opinion of the Directors: 1. Te fnancial statements and notes of the Company and of the Consolidated Entity: a) comply with International Financial Reporting Standards and other mandatory professional reporting requirements; and, b) give a true and fair view, in all material respects, of the fnancial position as at 31 December 2008 and performance of the Company and the Consolidated Entity for the year ended on that date; and are in accordance with the Papua New Guinea Companies Act 1997. 2. Tere are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. Te Directors in making this declaration have received appropriate certifcation from the Managing Director and Chief Financial Ofcer. On behalf and in accordance with a resolution of the Board, ross garnaut arthur hood Chairman Managing Director 19 February 2009 19 February 2009 Value through growth and diversification 113

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2008 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS 114 LIHIR GOLD LIMITED Annual Report 2008

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS Value through growth and diversification 115

LIHIR GOLD LIMITED ARBN 069 803 998 Financial Statements for the year ended 31 December 2008 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS 116 LIHIR GOLD LIMITED Annual Report 2008

SHAREHOLDER INFORMATION

ADDITIONAL DISCLOSURES FOR PNG INVESTORS

In accordance with Accounting Standards Board Directive 2 (ASBD 2) and the Investment Promotion Authority, the Company has approval to prepare and lodge US dollar financial statements, being their measurement and presentation currency. The following supplementary information is however required and is expressed in PNG kina terms:

	CONSOLIDATED ENTITY		COMPANY	
	2008	2007	2008	2007
	PGK MIL	PGK MIL	PGK MIL	PGK MIL
Revenue	1,953.1	1,389.5	1,724.4	1,387.2
Net Profit	284.9	(67.2)	266.5	(70.0)
Total Assets	8,910.7	6,424.0	8,488.2	6,312.8
Total Liabilities	(1,155.8)	(378.6)	(429.9)	(390.6)
Net Assets	**7,754.9**	**6,045.4**	**8,058.3**	**5,922.2**

Asset and liability balances are translated from US dollars (the Company's measurement currency) at the rate prevailing at 31 December 2008 of PGK1.00 = $0.3775 (2007: PGK1.00 = $0.3587) while income and expense items are translated at a rate that approximates actual exchange rates for the year of PGK1.00 = $0.3869 (2007: PGK1.00 = $0.3545).

THE COMPANY'S SECURITIES

The Company's securities consist of ordinary, class B and restricted executive shares. The shares have no par value. All issued shares are fully paid. The Company has a total of 2,188,187,031 ordinary shares (including 1,046,662 ordinary shares classified as restricted executive shares) and 161,527,405 class B Shares. The Company issued 283,689,787 ordinary shares in 2008.

The 161,527,405 class B shares are held by Niugini Mining Limited, which is a wholly-owned subsidiary of the Company. They carry no voting rights or any entitlement to dividends. These shares are not transferable and are redeemable at the Company's option.

The 1,046,662 restricted executive shares were ordinary shares purchased on-market under the Lihir Executive Share Plan (LESP), reclassified as restricted executive shares and are held by participants of the LESP who have exercised vested share rights. The shares are not transferable and are restricted by the rules of the LESP that require defined service periods to be met. The shares may also be forfeited due to participants ceasing to be employed by the Company. If the shares are forfeited they will be reclassified as ordinary shares and sold on the market, with the funds returned to the Company. The shares carrying voting rights and are entitled to dividends.

RANGE FULLY PAID ORDINARY SHARES	NUMBER OF SHAREHOLDERS	NUMBER OF SHARES HELD	% OF ISSUED CAPITAL
1 – 1,000	5,724	7,421,116	0.34%
1,001 – 5,000	4,212	45,602,008	2.10%
5,001 – 10,000	954	42,594,352	1.95%
10,001 – 100,000	702	118,173,089	5.41%
100,001 – and over	43	1,974,396,466	90.20%

Table includes 1,046,662 restricted executive shares but does not include 161,527,405 B class shares.

Value through growth and diversification 117

LIHIR GOLD LIMITED ARBN 069 803 998
Financial Statements for the year ended 31 December 2008

SHAREHOLDER INFORMATION

TWENTY LARGEST SHAREHOLDERS

RANK	NAME	ORDINARY	% OF ORDINARY ISSUED SHARES
1.	HSBC Custody Nominees (Australia) Limited	453,422,628	20.72
2.	National Nominees Limited	434,241,843	19.84
3.	ANZ Nominees Limited	365,686,645	16.71
4.	JP Morgan Nominees Australia Limited	280,616,379	12.82
5.	Citicorp Nominees Pty Limited	106,256,183	4.86
6.	Cogent Nominees Pty Limited	28,758,064	1.31
7.	Citicorp Nominees Pty Limited	20,013,750	0.91
8.	Rollason Pty Ltd	16,073,457	0.73
9.	AMP Life Limited	14,279,305	0.65
10.	HSBC Custody Nominees (Australia) Limited-GSCO ECA	13,431,078	0.61
11.	Queensland Investment Corporation	12,878,354	0.59
12.	Citicorp Nominees Pty Limited	12,811,861	0.59
13.	New Economy Com AU Nominees Pty Limited	10,283,643	0.47
14.	HSBC Custody Nominees (Australia) Limited	10,046,245	0.46
15.	Mineral Resources Lihir Limited	9,275,908	0.42
16.	CitiCorp Nominees Pty Limited	8,870,009	0.41
17.	Canadian Register Control	8,695,844	0.40
18.	HSBC Custody Nominees (Australia) Limited	7,389,323	0.34
19	Perpetual Corporate Trust Limited	6,487,110	0.30
20.	Citicorp Nominees Pty Limited	6,147,300	0.28

Share options
The Company has no unissued shares under options either at 31 December 2008 or at 19 February 2009.

Unmarketable Parcels of Security
There were 1,297 shareholders holding less than a marketable parcel of the Company's shares on 19 February 2009. Based on the market prices of the Company's shares on 19 February 2009, less than 142 shares constituted an unmarketable parcel.

Voting rights
Subject to any voting restrictions for the time being attached to the Company's shares under the Listing Rules of the PNG Companies Act, at a general meeting, every LGL shareholder present in person or by proxy, representative or attorney has one vote on a show of hands and on a poll, one vote for each share (which is fully paid). The holder of partly paid shares has a vote in respect of the share on a poll, which has the same proportionate value as the proportion that the amount paid (excluding any amount paid or credited as paid in advance of a call) on the share bears to the total issue price of the share. The Company has no partly paid shares on issue.

Share Buy-backs
There is no current or imminent buy-back of the Company's shares.

Stock Exchange Listings
The Company is listed on the Australian Securities Exchange (Market Code "LGL"), the NASDAQ National Market (Market Code "LIHR"), the Port Moresby Stock Exchange (Market Code "LGL") and the Toronto Stock Exchange (Market Code "LGG").

118 LIHIR GOLD LIMITED Annual Report 2008

SHAREHOLDER INFORMATION

CHESS

The company participated in the Clearing House Electronic Sub-register system known as CHESS, pursuant to the ASX Listing Rules. The Company provides share notices to shareholders and does not issue share certificates.

American Depositary Receipts (ADR) Program

In the United States, American Depositary Shares ("ADSs") are listed and traded on the NASDAQ National Market. The Company has a Deposit Agreement with the Bank of New York Mellon (the "Depositary"), whereby the Depositary issues ADRs evidencing ADS. Each ADS represents ten (10) deposited shares.

At 19 February 2009 there were 29,535,529 listed ADSs representing 295,355,290 shares held by 73 registered holders.

Restricted Securities

The Company has on issue 1,046,662 restricted executive shares, which are subject to restriction on any dealings for periods expiring 15 September 2009, 31 December 2009 and 31 December 2010.

Substantial Shareholders

As at 19 February 2009, the Company had received the following current substantial shareholder notices pursuant to the Securities Act 1997.

NAME OF SUBSTANTIAL SHAREHOLDER	RELEVANT INTEREST	PERCENTAGE/VOTING POWER
Fidelity Management & Research LLC and Fidelity International Limited	242,325,016	11.07
Merril Lynch & Co, Inc	217,921,656	9.96
Nuveen Investments Inc	214,819,596	9.8

The provisions of Chapters 6A, 6B and 6C of the *Corporations Act 2001*(Cth) do not apply to the Company.

COMPETENT PERSON

The information in this report that relates to Exploration Results and Mineral Resources at Lihir Island and at Akissi-So in Cote d'Ivoire is based on information compiled by Mr Roy Kidd.

Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg.

David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves for the Assonji So, Dougbafla East and Bonikro projects was compiled by Mr Morgan Hart. Mr Hart is a member of The Australian Institute of Mining and Metallurgy and was a full time employee of Equigold Pty Ltd at the time Resource Estimates were made. Mr Hart is now an independent consultant. Mr Hart has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Morgan Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

This report is to be read in accordance with and subject to LGL's most recently filed updated reserves and resources statement available from LGL's website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.

Value through growth and diversification 119

CORPORATE DIRECTORY

LGL OFFICES

Australia

LGL Corporate Office Australia
Registered Office
Level 9, 500 Queen Street
Brisbane Queensland 4000
Australia

Mailing Address
GPO Box 905
Brisbane Queensland 4001
Australia
Phone: +61 7 3318 3300
Fax: +61 7 3318 9203

LGL Ballarat Administration Office
10 Woolshed Gully Drive
Mount Clear Victoria 3350
Australia
Phone: +61 3 5327 1111
Fax: +61 3 5331 7927

LGL Mt Rawdon Administration Office
Swindon Road
Mount Perry Queensland 4671
Australia

Mailing Address
PO Box 1168
Bundaberg Queensland 4670
Australia
Phone: +61 7 4156 2222
Fax: +61 7 4156 2200

Papua New Guinea

Registered Office
Level 7, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD
Papua New Guinea

Mailing Address
PO Box 789
Port Moresby
Papua New Guinea
Phone: +67 5 321 7711
Fax: +67 5 321 4705

Lihir Island Administration Office
Putput Lihir Island
New Ireland Province
Papua New Guinea
Phone: +67 5 986 4014
Fax: +67 5 986 4018

Côte d'Ivoire

Bonikro Administration Office
Equigold CI SA
06 BP 2212 Abidjan 06
Côte d'Ivoire
Phone: +22 5 06 52 33 39
Fax: +22 5 22 41 91 61

SHAREHOLDER INFORMATION

Please quote your shareholder number on all communications with the share registry.

Papua New Guinea

Computershare Investor Services Pty Ltd
C/- Kina Securities
Level 2, Deloitte Tower
Douglas Street
Port Moresby
Papua New Guinea

Mailing Address
PO Box 1141
Port Moresby NCD 121
Papua New Guinea
Phone: +67 5 308 3888
Fax: +67 5 308 3899
Email: kina@kina.com.pg
Website: www.kina.com.pg

Australia

Computershare Investor Services Pty Ltd
Level 19, 307 Queen Street
Brisbane Queensland 4000
Australia

Mailing Address
GPO Box 523
Brisbane Queensland 4001
Australia
Phone: +61 7 3237 2100
Phone: (within Australia) 1300 552 270
Fax: +61 7 3237 2152
Email: webqueries@computershare.com.au
Website: www.computershare.com

United States – ADR Depositary

Specific queries about American Depositary Receipts should be directed to:

The Bank of New York Mellon
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, New York 10286
United States of Amercia
Phone: +1-888-BNY-ADRs Toll free (for US residents)
Phone: +1-212-815-3700 (Non-US calls)
Website: www.adrbny.com

Canada

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Mailing Address
General PO Boxes for Return Proxy Mail
Canada – Proxy General
PO Box 4572
United States – Proxy General
PO Box 1530
Phone: 1800 564 6253
Phone: +1 514 982 7555
Fax: 1888 453 0330
Fax: +1 416 263 9394
Email: service@computershare.com
Website: www.computershare.com

STOCK EXCHANGE LISTINGS

Australian Securities Exchange
Code: LGL
www.asx.com.au

Nasdaq Stock Exchange
Code: LIHR
www.nasdaq.com

Port Moresby Stock Exchange
Code: LGL
www.pomsox.com.pg

Toronto Stock Exchange
Code: LGG
www.tsx.com

LGL WEBSITE

www.LGLgold.com

GENERAL ENQUIRIES

By email to bris_info@LGLgold.com or telephone the Brisbane, Lihir Island, Mt Rawdon, Côte d'Ivoire or Ballarat offices on the telephone numbers provided.

AUDITORS

PricewaterhouseCoopers
Level 6
Credit House
Cuthbertson Street
Port Moresby
Papua New Guinea
Phone: +67 5 321 1500
Fax: +67 5 321 1428
Email: pwc.pom@pg.pwc.com
Website: www.pwc.com

120 LIHIR GOLD LIMITED Annual Report 2008

Early morning shift change at LGL Ballarat, Victoria, Australia.

LGL www.LGLgold.com